As filed with the Securities and Exchange Commission on September 5, 2006
Registration No. 333-126246

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
to Form S-1 on
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LEAP WIRELESS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	4812	33-0811062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10307 Pacific Center Court
San Diego, CA 92121
(858) 882-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

S. Douglas Hutcheson
Chief Executive Officer
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121
(858) 882-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Barry M. Clarkson, Esq.
Ann C. Buckingham, Esq.
Brian J. Wolfe, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
(858) 523-5400

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  _ _

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  _ _

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2006
PROSPECTUS

16,460,077 Shares

LEAP WIRELESS INTERNATIONAL, INC.

Common Stock

This prospectus relates to up to 16,460,077 shares of our common stock, par value $0.0001 per share, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of common stock may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of common stock offered by this prospectus and any prospectus supplement may be offered by the selling stockholders directly to investors or to or through underwriters, dealers or other agents. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes.

Leap common stock is listed for trading on the Nasdaq National Market, under the symbol “LEAP.” On September 1, 2006, the last reported sale price of Leap common stock on the Nasdaq National Market was $46.33 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a resale Registration Statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. The selling stockholders may offer and sell, from time to time, an aggregate of up to 16,460,077 shares of Leap common stock under the prospectus. In some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the selling stockholders and the terms on which they are offering and selling Leap common stock. We may also add, update or change in a prospectus supplement any information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the Registration Statement of which this prospectus is a part, together with the additional information described under “Where You Can Find More Information” before you make any investment decision.

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus or additional information. We are offering to sell, and seeking offers to buy, shares of Leap common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Leap common stock.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and other statistical information, which are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our internal estimates, which are derived from our review of internal surveys as well as independent sources. We have not independently verified this information, or any of the data or analyses underlying such information, and cannot assure you of its accuracy and completeness in any respect. As a result, you should be aware that market and industry data set forth herein, and estimates and beliefs based on such data, may not be reliable. Unless otherwise specified, information relating to population and potential customers, or POPs, is based on 2006 population estimates provided by Claritas Inc.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements and notes, before deciding to invest in shares of Leap common stock. As used in this prospectus, the terms “we,” “our,” “ours” and “us” refer to Leap Wireless International, Inc., a Delaware corporation, or Leap, and its wholly owned subsidiaries, unless the context suggests otherwise. Leap is a holding company and conducts operations only through its wholly owned subsidiary Cricket Communications, Inc., or Cricket, and Cricket’s subsidiaries.

Overview of Our Business

Leap is a wireless communications carrier that offers digital wireless service in the United States under the “Cricket®” and “Jumptm Mobile” brands. Our Cricket service offers customers unlimited wireless service in their Cricket service area for a flat monthly rate without requiring a fixed-term contract or a credit check. Our new Jump Mobile service offers customers a per-minute prepaid service. Cricket and Jump Mobile services are also offered in certain markets by Alaska Native Broadband 1 License, LLC, or ANB 1 License, in which Leap owns an indirect 75% non-controlling interest, and by LCW Wireless, LLC, or LCW Wireless, in which Leap owns an indirect 72% non-controlling interest.

At June 30, 2006, Cricket and Jump Mobile services were offered in 20 states in the U.S. and had approximately 1,836,000 customers. As of June 30, 2006, we and ANB 1 License owned wireless licenses covering a total of 70.0 million potential customers, or POPs, in the aggregate, and our networks in our operating markets covered approximately 37.3 million POPs. We are currently building out and launching the new markets that we, ANB 1 License and LCW Wireless have acquired, and we anticipate that our combined network footprint will cover 47 million or more POPs by the end of 2006 or early 2007.

We believe that our business model is different from most other wireless companies. Our services primarily target market segments underserved by traditional communications companies: our customers tend to be younger, have lower incomes and include a greater percentage of ethnic minorities. We have designed the Cricket service to appeal to customers who value unlimited mobile calling with a predictable monthly bill and who make the majority of their calls from within their Cricket service area. Results from our internal customer surveys indicate that approximately 50% of our customers use our service as their sole phone service and 90% as their primary phone service. For the year ended December 31, 2005, our customers used our Cricket service for an average of 1,450 minutes per month, which we believe was substantially above the U.S. wireless national carrier customer average.

Our premium Cricket service plan, which is our most popular service plan, offers customers unlimited local and domestic long distance service from their Cricket service area combined with unlimited use of multiple calling features and messaging services for a flat rate of $45 per month. More than 60% of Cricket customers as of June 30, 2006 subscribed to this premium plan, and a substantially higher percentage of new Cricket customers in the quarter ended June 30, 2006 purchased this plan. We also offer a basic service plan which allows customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area for $35 per month and an intermediate service plan which also includes unlimited long distance service for $40 per month. In 2005 we launched our first per-minute prepaid service, Jump Mobile, to bring Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to better target the urban youth market.

The majority of existing wireless customers in the U.S. subscribe to post-pay services that require credit approval and a contractual commitment from the subscriber for a period of at least one year, and include overage charges for call volumes in excess of a specified maximum. According to International Data Corporation, or IDC, U.S. wireless penetration was approximately 75% at June 30, 2006. We believe that customers who require a significantly larger amount of voice usage than average, are price-sensitive, have lower credit scores or prefer not to enter into fixed-term contracts represent a large portion of the remaining growth potential in the U.S. wireless market. We believe our services appeal strongly to these customer segments. We believe that we are able to serve these customers and generate significant OIBDA (operating income before depreciation and amortization) because of our high-quality networks and low customer acquisition and operating costs.

We sell our Cricket handsets and service primarily through two channels: Cricket’s own retail locations and kiosks (the direct channel); and authorized dealers and distributors, including premier dealers, local market authorized dealers, national retail chains and other indirect distributors (the indirect channel). Premier dealers are independent dealers that sell Cricket products, usually exclusively, in stores that look and function similar to our company-owned stores, enhancing the in-store experience and level of service for our customers and expanding our brand presence within a market. As of June 30, 2006, we and ANB 1 License had 117 direct locations and 1,823 indirect distributors, including 450 premier dealers. Premier dealers tend to generate significantly more business than other indirect dealers, and we plan to continue to significantly expand the number of premier dealer locations in 2006. Our direct sales locations were responsible for approximately 32% of our gross customer additions in 2005. We place our direct and indirect retail locations strategically to focus on our target customer demographic and provide the most efficient market coverage while minimizing cost. As a result of our product design and cost-efficient distribution system, we believe that we have been able to achieve a cost per gross customer addition (CPGA), which measures the average cost of acquiring a new customer, that is significantly lower than most of our competitors.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. By building or enhancing market clusters, we are able to increase the size of our unlimited Cricket service area for our customers, while leveraging our existing network investments to improve our economic returns. An example of our market-cluster strategy is the Fresno, California market we launched in 2005 to complement the adjacent Visalia and Modesto, California markets, which doubled the covered POPs in our Central Valley cluster. We are also strategically expanding into new markets that meet our internally developed customer demographics and population density criteria. An example of this strategy is the license for the San Diego, California market that we acquired in the Federal Communication Commission’s, or FCC’s, Auction #58. We believe that we will be able to offer Cricket service on a cost-competitive basis in this market and the other markets we have acquired. We, ANB 1 License and LCW Wireless have launched 11 markets in 2006, and we currently expect to launch additional markets by the end of 2006. In addition, we are currently participating (directly through a wholly owned subsidiary and indirectly through Denali Spectrum License, LLC, or Denali License, an entity in which we own an indirect 82.5% non-controlling interest) as a bidder in the FCC’s auction for “Advanced Wireless Services,” or Auction #66.

Our Business Strategy

Our business strategy is to (1) target market segments underserved by traditional communications companies, (2) continue to develop and evolve our product and service offerings, (3) build our brand awareness and improve the productivity of our distribution system and (4) enhance our current market clusters and expand into new geographic markets.

We have deployed in each of our markets a 100% Code Division Multiple Access radio transmission technology, or CDMA 1xRTT, network that delivers high capacity and outstanding quality at a low cost that can be easily upgraded to support enhanced capacity. We expect to deploy CDMA2000® 1xEV-DO technology in most existing and new markets to support next generation high-speed data services. Our networks have regularly been ranked by third party surveys commissioned by us as one of the top networks within the advertised coverage area in the markets Cricket serves.

Corporate Information

Leap was formed as a Delaware corporation in June 1998. Leap’s shares began trading publicly in September 1998, and we launched our innovative Cricket service in March 1999. In April 2003, Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy. On that date, a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, Leap’s long-term indebtedness was reduced substantially, and Leap issued 60 million shares of new Leap common stock to two classes of creditors. See “Business — Chapter 11 Proceedings Under the Bankruptcy Code.” On June 29, 2005, Leap became listed on the Nasdaq National Market under the symbol “LEAP.”

Our principal executive offices are located at 10307 Pacific Center Court, San Diego, California 92121 and our telephone number at that address is (858) 882-6000. Our principal websites are located at www.leapwireless.com, www.mycricket.com and www.jumpmobile.com. The information contained in, or that can be accessed through, our websites is not part of this prospectus.

Leap is a U.S. registered trademark of Leap, and a trademark application for the Leap logo is pending. Cricket is a U.S. registered trademark of Cricket. In addition, the following are trademarks or service marks of Cricket: Unlimited Access, Unlimited Plus, Unlimited Classic, Jump, Travel Time, Cricket Clicks and the Cricket “K.”

The Offering

Common stock offered by the selling stockholders	16,460,077 shares

Common stock outstanding before the offering	61,254,519 shares

Common stock outstanding after the offering	61,254,519 shares

Use of proceeds	We will not receive any proceeds from this offering.

Registration rights	We have agreed to use all reasonable efforts to keep the shelf Registration Statement, of which this prospectus forms a part, effective and current until the date that all of the shares of common stock covered by this prospectus may be freely traded without the effectiveness of such Registration Statement.

Trading	Our common stock is listed for trading on the Nasdaq National Market under the symbol “LEAP.”

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in Leap common stock.

The outstanding share information shown above is based on our shares outstanding as of August 22, 2006, and this information excludes:

•	600,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $16.83;

•	2,334,179 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $32.13;

•	778,989 shares of common stock available for future issuance under our Employee Stock Purchase Plan;

•	an aggregate of 1,232,313 shares of common stock available for future issuance under our 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan;

•	6,440,000 shares of common stock issuable upon physical settlement of our forward sale agreements with Goldman Sachs Financial Markets, L.P. and Citibank, N.A. (which are included in the 12,240,000 shares of common stock which Leap has reserved for issuance as the maximum number of shares it may be required to issue to satisfy its liabilities and obligations under the forward sale agreements, including as a result of any breach by Leap of its obligations under such agreements); and

•	shares reserved for potential issuance to CSM Wireless, LLC, or CSM. Leap has reserved five percent of its outstanding common stock, which was 3,062,726 shares as of August 22, 2006, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Subject to certain conditions and restrictions in our senior secured credit facility, we will be obligated to satisfy the put price in cash or in shares of Leap common stock, or a combination of cash and common stock, in our sole discretion. See “Business — Arrangements with LCW Wireless.”

RISK FACTORS

You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide to buy the common stock offered by this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of Leap common stock could decline, and you may lose all or part of the money you paid to buy Leap common stock.

Risks Related to Our Business and Industry

We have experienced net losses, and we may not be profitable in the future.

We experienced net losses of $8.4 million and $49.3 million (excluding reorganization items, net) for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively. In addition, we experienced net losses of $597.4 million for the year ended December 31, 2003, $664.8 million for the year ended December 31, 2002 and $483.3 million for the year ended December 31, 2001. Although we had net income of $30.0 million and $25.2 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, we may not generate profits in the future on a consistent basis, or at all. We expect net income to decrease in the subsequent quarters of 2006, and we may realize a net loss for fiscal 2006. If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

We may not be successful in increasing our customer base which would negatively affect our business plans and financial outlook.

Our growth on a quarter-by-quarter basis has varied substantially in the past. We believe that this uneven growth generally reflects seasonal trends in customer activity, promotional activity, the competition in the wireless telecommunications market, and varying national economic conditions. Our current business plans assume that we will increase our customer base over time, providing us with increased economies of scale. If we are unable to attract and retain a growing customer base, our current business plans and financial outlook may be harmed.

If we experience high rates of customer turnover, our ability to remain profitable will decrease.

Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than many other wireless providers and, as a result, some of our customers may be more likely to terminate service due to an inability to pay than the average industry customer, particularly during economic downturns or during periods of high gasoline prices. In addition, our rate of customer turnover may be affected by other factors, including the size of our calling areas, our handset or service offerings, customer care concerns, number portability and other competitive factors. Our strategies to address customer turnover may not be successful. A high rate of customer turnover would reduce revenues and increase the total marketing expenditures required to attract the minimum number of replacement customers required to sustain our business plan, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have made significant investment, and will continue to invest, in joint ventures that we do not control.

In November 2004, we acquired a 75% non-controlling interest in Alaska Native Broadband 1, LLC, or ANB 1, whose wholly owned subsidiary ANB 1 License was awarded certain licenses in Auction #58. In July 2006, we acquired a 72% non-controlling interest in LCW Wireless, which was awarded a wireless license for the Portland, Oregon market in Auction #58 and to which we contributed, among other things, two wireless licenses in Eugene and Salem, Oregon and related operating assets. Both ANB 1 License and LCW Wireless hold their Auction #58 wireless licenses as “very small business” designated entities under FCC regulations. In July 2006, we acquired an 82.5% non-controlling interest in Denali Spectrum, LLC, or Denali, an entity which is currently participating (through a wholly owned subsidiary) in Auction #66 as a “very small business” designated entity under FCC regulations. Our participation in these joint ventures is structured as a non-controlling interest in order to comply with FCC rules and regulations. We have agreements with our joint venture partners in ANB 1, LCW Wireless and Denali, and we plan to have similar agreements in connection with any future joint venture arrangements we may enter into, which are intended to allow us to actively participate to a limited extent in the development of the business through the joint venture. However, these agreements do not provide us with control over the business strategy, financial goals, build-out plans or other operational aspects of any such joint venture. The FCC’s rules restrict our ability to acquire controlling interests in such entities during the period that such entities must maintain their eligibility as a designated entity, as defined by the FCC. The entities or persons that control the joint ventures may have interests and goals that are inconsistent or different from ours which could result in the joint venture taking actions that negatively impact our business or financial condition. In addition, if any of the other members of a joint venture files for bankruptcy or otherwise fails to perform its obligations or does not manage the joint venture effectively, we may lose our equity investment in, and any present or future opportunity to acquire the assets (including wireless licenses) of, such entity.

The FCC recently implemented rule changes aimed at addressing alleged abuses of its designated entity program, affirmed these changes on reconsideration and has sought comment on further rule changes. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses reap the benefits of the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business size tests. While we do not believe that the FCC’s recent rule changes materially affect our current joint ventures with ANB 1, LCW Wireless and Denali, the scope and applicability of these rule changes to such current designated entity structures remains in flux, and parties have already sought further reconsideration or judicial review of these rule changes. In addition, we cannot predict how further rule changes or increased regulatory scrutiny by the FCC flowing from this proceeding will affect our current or future business ventures with designated entities or our participation with such entities in future FCC spectrum auctions.

We face increasing competition which could have a material adverse effect on demand for the Cricket service.

In general, the telecommunications industry is very competitive. Some competitors have announced rate plans substantially similar to Cricket’s service plans (and have also introduced products that consumers perceive to be similar to Cricket’s service plans) in markets in which we offer wireless service. In addition, the competitive pressures of the wireless telecommunications market have caused other carriers to offer service plans with large bundles of minutes of use at low prices which are competing with the predictable and unlimited Cricket calling plans. Some competitors also offer prepaid wireless plans that are being advertised heavily to demographic segments that are strongly represented in Cricket’s customer base. These competitive offerings could adversely affect our ability to maintain our pricing and increase or maintain our market penetration. Our competitors may attract more customers because of their stronger market presence and geographic reach. Potential customers may perceive the Cricket service to be less appealing than other wireless plans, which offer more features and options. In addition, existing carriers and potential non-traditional carriers are exploring or have announced the launch of service using new technologies and/or alternative delivery plans.

In addition, some of our competitors are able to offer their customers roaming services on a nationwide basis and at lower rates. We currently offer roaming services on a prepaid basis. Many competitors have substantially greater financial and other resources than we have, and we may not be able to compete successfully. Because of their size and bargaining power, our larger competitors may be able to purchase equipment, supplies and services at lower prices and attract a larger number of dealers than we can. Prior to the launch of a large market in 2006, disruptions by a competitor interfered with our indirect dealer relationships, reducing the number of dealers offering Cricket service during the initial weeks of the launch. As consolidation in the industry creates even larger competitors, any purchasing advantages our competitors have may increase, as well as their bargaining power as wholesale providers of roaming services. For example, in connection with the offering of our “Travel Time” roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and believe that consolidation has contributed significantly to such carriers’ control over the terms and conditions of wholesale roaming services.

We also compete as a wireless alternative to landline service providers in the telecommunications industry. Wireline carriers are also offering unlimited national calling plans and bundled offerings that include wireless and data services. We may not be successful in the long term, or continue to be successful, in our efforts to persuade potential customers to adopt our wireless service in addition to, or in replacement of, their current landline service.

The FCC is pursuing policies designed to increase the number of wireless licenses available in each of our markets. For example, the FCC has adopted rules that allow the partitioning, disaggregation and leasing of PCS and other wireless licenses, and continues to allocate and auction additional spectrum that can be used for wireless services, which may increase the number of our competitors.

We have identified material weaknesses in our internal control over financial reporting, and our business and stock price may be adversely affected if we do not remediate all of these material weaknesses, or if we have other material weaknesses in our internal control over financial reporting.

In connection with their evaluations of our disclosure controls and procedures, our CEO and CFO have concluded that certain material weaknesses in our internal control over financial reporting existed as of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006 with respect to turnover and staffing levels in our accounting, financial reporting and tax departments and the preparation of our income tax provision.

With respect to turnover and staffing, we did not maintain a sufficient complement of personnel with the appropriate skills, training and company-specific experience to identify and address the application of generally accepted accounting principles in complex or non-routine transactions. Specifically, we have experienced staff turnover and an associated loss of Leap-specific experience within our accounting, financial reporting and tax functions. This control deficiency contributed to the material weakness concerning the preparation of our income tax provision described below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

With respect to the preparation of our income tax provision, we did not maintain effective controls over our accounting for income taxes. Specifically, we did not have adequate controls designed and in place to ensure the completeness and accuracy of the deferred income tax provision and the related deferred tax assets and liabilities and the related goodwill in conformity with generally accepted accounting principles. This control deficiency resulted in the restatement of our consolidated financial statements for the five months ended December 31, 2004 and the condensed consolidated financial statements for the two months ended September 30, 2004 and the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, as well as audit adjustments to our 2005 annual consolidated financial statements. This control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

In connection with their evaluations of our disclosure controls and procedures, our CEO and CFO also previously concluded that certain material weaknesses in our internal control over financial reporting existed as of December 31, 2004 and March 31, 2005 with respect to the application of lease-related accounting principles, fresh-start reporting oversight, and account reconciliation procedures. We believe we have adequately remediated the material weaknesses associated with lease accounting, fresh-start reporting oversight and account reconciliation procedures.

Although we are engaged in remediation efforts with respect to the material weaknesses related to turnover and staffing and income tax provision preparation, the existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of Leap’s common stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed. We cannot assure you that we will be able to remediate these material weaknesses in a timely manner.

Our internal control over financial reporting was not effective as of December 31, 2005, and our business may be adversely affected if we are not able to implement effective control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to attest to and report on management’s assessment and the effectiveness of internal control over financial reporting. We were required to comply with Section 404 of the Sarbanes-Oxley Act in connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2005. We conducted a rigorous review of our internal control over financial reporting in order to become compliant with the requirements of Section 404. The standards that must be met for management to assess our internal control over financial reporting are new and require significant documentation and testing. Our assessment identified the need for remediation of some aspects of our internal control over financial reporting. As described above, our internal control over financial reporting has been subject to certain material weaknesses in the past and is currently subject to material weaknesses related to turnover and staffing and preparation of our income tax provision. Our management concluded and our independent registered public accounting firm has attested and reported that our internal control over financial reporting was not effective as of December 31, 2005. If we are unable to implement effective control over financial reporting, investors could lose confidence in our reported financial information and the market price of Leap’s common stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business and our business and financial condition could be harmed.

Our primary business strategy may not succeed in the long term.

A major element of our business strategy is to offer consumers service plans that allow unlimited calls for a flat monthly rate without entering into a fixed-term contract or passing a credit check. However, unlike national wireless carriers, we do not seek to provide ubiquitous coverage across the U.S. or all major metropolitan centers, and instead have a smaller network footprint covering only the principal population centers of our various markets. This strategy may not prove to be successful in the long term. From time to time, we also evaluate our service offerings and the demands of our target customers and may modify, change or adjust our service offerings or offer new services. We cannot assure you that these service offerings will be successful or prove to be profitable.

We expect to incur substantial costs in connection with the build-out of our new markets, and any delays or cost increases in the build-out of our new markets could adversely affect our business.

Our ability to achieve our strategic objectives will depend in part on the successful, timely and cost-effective build-out of the networks associated with newly acquired FCC licenses, including those owned by ANB 1 License and LCW Wireless and any licenses we or Denali License may acquire in Auction #66 or from third parties. Large scale construction projects such as the build-out of our new markets will require significant capital expenditures and may suffer cost-overruns. In addition, we will experience higher operating expenses as we build out and after we launch our service in new markets. Any significant capital expenditures or increased operating expenses, including in connection with the build-out and launch of markets for any licenses that we or Denali License may acquire in Auction #66, would negatively impact our earnings and free cash flow for those periods in which we incur such capital expenditures or increased operating expenses. In addition, the build-out of the networks may be delayed or adversely affected by a variety of factors, uncertainties and contingencies, such as natural disasters, difficulties in obtaining zoning permits or other regulatory approvals, our relationships with our joint venture partners, and the timely performance by third parties of their contractual obligations to construct portions of the networks.

The spectrum that will be licensed in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. We have considered the estimated cost and time frame required to clear the spectrum on which we intend to bid in the auction. However, the actual cost of clearing the spectrum may exceed our estimated costs. Furthermore, delays in the provision of federal funds to relocate government users, or difficulties in negotiating with incumbent commercial licensees, may extend the date by which the auctioned spectrum can be cleared of existing operations, and thus may also delay the date on which we can launch commercial services using such licensed spectrum. In addition, certain existing government operations are using the spectrum that is being auctioned at classified geographic locations that have not yet been identified to bidders, which creates additional uncertainty about the time at which such spectrum will be available for commercial use.

Any failure to complete the build-out of our new markets on budget or on time could delay the implementation of our clustering and strategic expansion strategies, and could have a material adverse effect on our results of operations and financial condition.

If we are unable to manage our planned growth, our operations could be adversely impacted.

We have experienced growth in a relatively short period of time and expect to continue to experience growth in the future in our existing and new markets. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, diligent management of our network infrastructure and its growth, increased spending associated with marketing activities and acquisition of new customers, the ability to attract and retain qualified management personnel and the training of new personnel. Failure to successfully manage our expected growth and development could have a material adverse effect on our business, financial condition and results of operations.

Our indebtedness could adversely affect our financial health.

We have now and will continue to have a significant amount of indebtedness. As of June 30, 2006, our total outstanding indebtedness under our amended and restated senior secured credit agreement, referred to in this prospectus as the “Credit Agreement,” was $900 million, and we also had a $200 million undrawn revolving credit facility (which forms part of our senior secured credit facility). On August 8, 2006, we entered into a bridge credit agreement, or the Bridge Agreement, providing for an $850 million bridge loan facility, which we may expand by up to $100 million. We plan to raise additional funds in the future. The existing indebtedness under our senior secured credit facility bears, and any indebtedness under our bridge loan facility would bear, interest at a variable rate, but we have entered into interest rate swap agreements with respect to $355 million of our indebtedness.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, building out our network, acquisitions and general corporate purposes;

•	require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	expose us to higher interest expense in the event of increases in interest rates because our indebtedness under our senior secured credit facility bears, and any indebtedness under our bridge loan facility would bear, interest at a variable rate. For descriptions of our senior secured credit facility and bridge loan facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” below.

Despite current indebtedness levels, we may incur substantially more indebtedness. This could further increase the risks associated with our leverage.

We may incur substantial additional indebtedness in the future. Our new bridge loan facility allows us to borrow, subject to certain conditions, up to $850 million to finance the purchase of wireless licenses in Auction #66 and a portion of the related build-out and initial operating costs associated with any such licenses. Depending on the prices of licenses in the auction, we may expand the bridge loan facility by up to $100 million in the aggregate. There can be no assurance that we will have access to additional commitments. Following the completion of Auction #66, when the capital requirements associated with our auction activity will be clearer, we expect to repay any borrowings under our bridge loan facility with proceeds from one or more offerings of unsecured debt securities, convertible debt securities and/or equity securities (which may include proceeds, if any, received upon settlement of our forward equity sale agreements) although we cannot assure you that such financings will be available to us on acceptable terms or at all.

Depending on which licenses, if any, we ultimately acquire in Auction #66, we may require significant additional capital in the future to finance the build-out and initial operating costs associated with such licenses. However, we generally do not intend to commence the build-out of any individual license until we have sufficient funds available to us to pay for all of the related build-out and initial operating costs associated with such license.

If new indebtedness is added to our current levels of indebtedness, the related risks that we now face could intensify. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” below. Furthermore, any licenses that we acquire in Auction #66 and the subsequent build-out of the networks covered by those licenses may significantly reduce our free cash flow, increasing the risk that we may not be able to service our indebtedness.

To service our indebtedness and fund our working capital and capital expenditures, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings, including borrowings under our revolving credit facility or bridge loan facility, will be available to us or available in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures (including expenditures to build out our newly acquired wireless licenses), attempting to restructure or refinance our indebtedness prior to maturity, selling assets or operations or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on commercially reasonable terms, or at all.

Covenants in our Credit Agreement, Bridge Agreement and other credit agreements or indentures that we may enter into in the future may limit our ability to operate our business.

Under our Credit Agreement and Bridge Agreement, we are subject to certain limitations, including limitations on our ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; and pay dividends and make certain other restricted payments. In addition, we will be required to pay down the secured credit facilities under certain circumstances if we issue debt, sell assets or property, receive certain extraordinary receipts or generate excess cash flow (as defined in the Credit Agreement). We will also be required to pay down any borrowings under our bridge loan facility under certain circumstances if we issue equity or debt, sell assets or property or suffer a change in control. We are also subject to financial covenants with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge ratio. The restrictions in our Credit Agreement and Bridge Agreement could limit our ability to make borrowings, obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding indebtedness, complete acquisitions for cash or debt or react to changes in our operating environment. Any credit agreement or indenture that we may enter into in the future may have similar restrictions.

If we default under the Credit Agreement or the Bridge Agreement because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. Our failure to timely file our Annual Report on Form 10-K for fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 constituted defaults under our previous senior secured credit agreement, and the restatement of certain of the historical consolidated financial information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 may have constituted a default under our previous senior secured credit agreement. Although we were able to obtain limited waivers under our previous senior secured credit agreement with respect to these events, we cannot assure you that we will be able to obtain a waiver in the future should a default occur.

Rises in interest rates could adversely affect our financial condition.

An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in prevailing interest rates. As of June 30, 2006, we estimate that approximately 60% of our debt was variable rate debt after considering the effect of our interest rate swap agreements. If prevailing interest rates or other factors result in higher interest rates on our variable rate debt, the increased interest expense would adversely affect our cash flow and our ability to service our debt.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

The wireless communications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. In the future, competitors may seek to provide competing wireless telecommunications service through the use of developing technologies such as Wi-Fi, Wi-Max, and Voice over Internet Protocol, or VoIP. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep up with these changes.

For example, we have committed a substantial amount of capital to upgrade our network with 1xEV-DO technology to offer advanced data services. However, if such upgrades, technologies or services do not become commercially accepted, our revenues and competitive position could be materially and adversely affected. We cannot assure you that there will be widespread demand for advanced data services or that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

The loss of key personnel and difficulty attracting and retaining qualified personnel could harm our business.

We believe our success depends heavily on the contributions of our employees and on attracting, motivating and retaining our officers and other management and technical personnel. We do not, however, generally provide employment contracts to our employees. If we are unable to attract and retain the qualified employees that we need, our business may be harmed.

We have experienced higher than normal employee turnover in the past, in part because of our bankruptcy, including turnover of individuals at the most senior management levels. We may have difficulty attracting and retaining key personnel in future periods, particularly if we were to experience poor operating or financial performance. The loss of key individuals in the future may have a material adverse impact on our ability to effectively manage and operate our business.

Risks associated with wireless handsets could pose product liability, health and safety risks that could adversely affect our business.

We do not manufacture handsets or other equipment sold by us and generally rely on our suppliers to provide us with safe equipment. Our suppliers are required by applicable law to manufacture their handsets to meet certain governmentally imposed safety criteria. However, even if the handsets we sell meet the regulatory safety criteria, we could be held liable with the equipment manufacturers and suppliers for any harm caused by products we sell if such products are later found to have design or manufacturing defects. We generally have indemnification agreements with the manufacturers who supply us with handsets to protect us from direct losses associated with product liability, but we cannot guarantee that we will be fully protected against all losses associated with a product that is found to be defective.

Media reports have suggested that the use of wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Certain class action lawsuits have been filed in the industry claiming damages for alleged health problems arising from the use of wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. The media has also reported incidents of handset battery malfunction, including reports of batteries that have overheated. Malfunctions have caused at least one major handset manufacturer to recall certain batteries used in its handsets, including batteries in a handset sold by Cricket and other wireless providers.

Concerns over radio frequency emissions and defective products may discourage the use of wireless handsets, which could decrease demand for our services. In addition, if one or more Cricket customers were harmed by a defective product provided to us by the manufacturer and subsequently sold in connection with our services, our ability to add and maintain customers for Cricket service could be materially adversely affected by negative public reactions.

There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that has been and may be adopted in response to these risks could limit our ability to sell our wireless service.

We rely heavily on third parties to provide specialized services; a failure by such parties to provide the agreed services could materially adversely affect our business, results of operations and financial condition.

We depend heavily on suppliers and contractors with specialized expertise in order for us to efficiently operate our business. In the past, our suppliers, contractors and third-party retailers have not always performed at the levels we expect or at the levels required by their contracts. If key suppliers, contractors or third-party retailers fail to comply with their contracts, fail to meet our performance expectations or refuse or are unable to supply us in the future, our business could be severely disrupted. Generally, there are multiple sources for the types of products we purchase. However, some suppliers, including software suppliers, are the exclusive sources of their specific products. In addition, we currently purchase a substantial majority of the handsets we sell from one supplier. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could have a material adverse affect on our business, results of operations and financial condition.

System failures could result in higher churn, reduced revenue and increased costs, and could harm our reputation.

Our technical infrastructure (including our network infrastructure and ancillary functions supporting our networks such as billing and customer care) is vulnerable to damage or interruption from technology failures, power loss, floods, windstorms, fires, human error, terrorism, intentional wrongdoing, or similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. In addition, we are in the process of upgrading some of our systems, including our billing system, and we cannot assure you that we will not experience delays or interruptions while we transition our data and existing systems onto our new systems. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business.

We may not be successful in protecting and enforcing our intellectual property rights.

We rely on a combination of patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which only offer limited protection. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, the steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. Moreover, others may independently develop processes and technologies that are competitive to ours. The enforcement of our intellectual property rights may depend on any legal actions that we undertake against such infringers being successful, but we cannot be sure that any such actions will be successful, even when our rights have been infringed.

We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may issue will provide competitive advantages to us. For example, on June 14, 2006, we sued MetroPCS Communications, Inc., or MetroPCS, in the United States District Court for the Eastern District of Texas, Marshall Division, Civil Action No. 2-06-CV-00240-TJW, for infringement of U.S. Patent No. 6,813,497 “Improved Method for Providing Wireless Communication Services and Network and System for Delivering of Same System and Method for Providing Wireless Communication Services,” issued to us. Our complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and (iii) together with two related entities (referred to in this prospectus, collectively with MetroPCS, as the MetroPCS entities), counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, ANB 1 License, Denali License, and current and former employees of Leap and Cricket, including Leap CEO Doug Hutcheson. The countersuit alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award damages, including punitive damages, impose an injunction enjoining us from participating in Auction #66, impose a constructive trust on our business and assets for the benefit of MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that we and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. Based upon our preliminary review of the counterclaims, we believe that we have meritorious defenses and intend to vigorously defend against the counterclaims. If the MetroPCS entities were to prevail in their counterclaims, it could have a material adverse effect on our business, financial condition and results of operations.

On August 3, 2006, MetroPCS filed a separate action in the United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3-06CV1399-D, seeking a declaratory judgment that our U.S. Patent No. 6,959,183 “Improved Operations Method for Providing Wireless Communication Services and Network and System for Delivering Same” (a different patent from the one that is the subject of our infringement action against MetroPCS) is invalid and is not being infringed by MetroPCS and its affiliates.

Similarly, we cannot assure you that any trademark or service mark registrations will be issued with respect to pending or future applications or that any registered trademarks or service marks will be enforceable or provide adequate protection of our brands.

We may be subject to claims of infringement regarding telecommunications technologies that are protected by patents and other intellectual property rights.

Telecommunications technologies are protected by a wide array of patents and other intellectual property rights. As a result, third parties may assert infringement claims against us from time to time based on our general business operations or the specific operation of our wireless network. We generally have indemnification agreements with the manufacturers and suppliers who provide us with the equipment and technology that we use in our business to protect us against possible infringement claims, but we cannot guarantee that we will be fully protected against all losses associated with infringement claims. Whether or not an infringement claim was valid or successful, it could adversely affect our business by diverting management attention, involving us in costly and time-consuming litigation, requiring us to enter into royalty or licensing agreements (which may not be available on acceptable terms, or at all), or requiring us to redesign our business operations or systems to avoid claims of infringement. See “Business — Legal Proceedings — Patent Litigation” below.

A third party with a large patent portfolio has contacted us and suggested that we need to obtain a license under a number of its patents in connection with our current business operations. We understand that the third party has raised similar issues with other telecommunications companies, and has obtained license agreements from one or more of such companies. If we cannot reach a mutually agreeable resolution with the third party, we may be forced to enter into a licensing or royalty agreement with the third party. We do not currently expect that such an agreement would materially adversely affect our business, but we cannot provide assurance to our investors about the effect of any such license.

Regulation by government agencies may increase our costs of providing service or require us to change our services.

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or any state or local agencies having jurisdiction over our business will not adopt regulations or take other enforcement or other actions that would adversely affect our business, impose new costs or require changes in current or planned operations. In particular, state regulatory agencies are increasingly focused on the quality of service and support that wireless carriers provide to their customers and several agencies have proposed or enacted new and potentially burdensome regulations in this area.

In addition, we cannot assure you that the Communications Act of 1934, as amended, or the Communications Act, from which the FCC obtains its authority, will not be further amended in a manner that could be adverse to us. The FCC recently implemented rule changes and sought comment on further rule changes focused on addressing alleged abuses of its designated entity program, which gives certain categories of small businesses preferential treatment in FCC spectrum auctions based on size. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business size tests. We cannot predict the degree to which rule changes or increased regulatory scrutiny that may follow from this proceeding will affect our current or future business ventures or our participation in future FCC spectrum auctions.

Our operations are subject to various other regulations, including those regulations promulgated by the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and costs of doing business. Because of our smaller size, governmental regulations and orders can significantly increase our costs and affect our competitive position compared to other larger telecommunications providers. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If call volume under our Cricket and Jump Mobile services exceeds our expectations, our costs of providing service could increase, which could have a material adverse effect on our competitive position.

During the year ended December 31, 2005, Cricket customers used their handsets approximately 1,450 minutes per month, and some markets were experiencing substantially higher call volumes. Our Cricket service plans bundle certain features, long distance and unlimited local service for a fixed monthly fee to more effectively compete with other telecommunications providers. In addition, call volumes under our Jump Mobile services have been significantly higher than expected. If customers exceed expected usage, we could face capacity problems and our costs of providing the services could increase. Although we own less spectrum in many of our markets than our competitors, we seek to design our network to accommodate our expected high call volume, and we consistently assess and try to implement technological improvements to increase the efficiency of our wireless spectrum. However, if future wireless use by Cricket and Jump Mobile customers exceeds the capacity of our network, service quality may suffer. We may be forced to raise the price of Cricket and Jump Mobile service to reduce volume or otherwise limit the number of new customers, or incur substantial capital expenditures to improve network capacity.

We may be unable to acquire additional spectrum in the future at a reasonable cost or on a timely basis.

Because we offer unlimited calling services for a fixed fee, our customers’ average minutes of use per month is substantially above the U.S. wireless customer average. We intend to meet this demand by utilizing spectrum efficient technologies. There may come a point where we need to acquire additional spectrum in order to maintain an acceptable grade of service or provide new services to meet increasing customer demands. We also intend to acquire additional spectrum in order to enter new strategic markets. However, we cannot assure you that we will be able to acquire additional spectrum at auction, including at Auction #66, or in the after-market at a reasonable cost, or that additional spectrum would be made available by the FCC on a timely basis. If such additional spectrum is not available to us at that time or at a reasonable cost, our results of operations could be adversely affected. In addition, although we have obtained an $850 million bridge loan facility to provide us with access to additional capital for Auction #66, borrowings are subject to certain conditions, and we cannot assure you that such additional capital will be available to us.

Our wireless licenses are subject to renewal and potential revocation in the event that we violate applicable laws.

Our existing wireless licenses are subject to renewal upon the expiration of the 10-year period for which they are granted, commencing for some of our wireless licenses in 2006. The FCC will award a renewal expectancy to a wireless licensee that has provided substantial service during its past license term and has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC has routinely renewed wireless licenses in the past. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that applications competing with a license renewal application may be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. We cannot assure you that the FCC will renew our wireless licenses upon their expiration.

Future declines in the fair value of our wireless licenses could result in future impairment charges.

During the three months ended June 30, 2003, we recorded an impairment charge of $171.1 million to reduce the carrying value of our wireless licenses to their estimated fair value. However, as a result of our adoption of fresh-start reporting under American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, we increased the carrying value of our wireless licenses to $652.6 million at July 31, 2004, the fair value estimated by management based in part on information provided by an independent valuation consultant. During the six months ended June 30, 2006, we recorded impairment charges of $3.2 million. During the year ended December 31, 2005, we recorded impairment charges of $12.0 million.

The market values of wireless licenses have varied dramatically over the last several years, and may vary significantly in the future. In particular, valuation swings could occur if:

•	consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;

•	a sudden large sale of spectrum by one or more wireless providers occurs; or

•	market prices decline as a result of the sales prices in current and upcoming FCC auctions, including Auction #66.

In addition, the price of wireless licenses could decline as a result of the FCC’s pursuit of policies designed to increase the number of wireless licenses available in each of our markets. For example, the FCC is currently auctioning an additional 90 MHz of spectrum in the 1700 MHz to 2100 MHz band in Auction #66 and has announced that it intends to auction additional spectrum in the 700 MHz and 2.5 GHz bands in subsequent auctions. If the market value of wireless licenses were to decline significantly, the value of our wireless licenses could be subject to non-cash impairment charges. A significant impairment loss could have a material adverse effect on our operating income and on the carrying value of our wireless licenses on our balance sheet.

Declines in our operating performance could ultimately result in an impairment of our indefinite-lived assets, including goodwill, or our long-lived assets, including property and equipment.

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We assess potential impairments to indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. If we do not achieve our planned operating results, this may ultimately result in a non-cash impairment charge related to our long-lived and/or our indefinite-lived intangible assets. A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill or wireless licenses and/or our long-lived assets on our balance sheet.

We may incur higher than anticipated intercarrier compensation costs.

When our customers use our service to call customers of other carriers, we are required under the current intercarrier compensation scheme to pay the carrier that serves the called party. Similarly, when a customer of another carrier calls one of our customers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that impose reasonable reciprocal compensation arrangements, some carriers have claimed a right to unilaterally impose what we believe to be unreasonably high charges on us. The FCC is actively considering possible regulatory approaches to address this situation but we cannot assure you that the FCC rulings will be beneficial to us. An adverse ruling or FCC inaction could result in carriers successfully collecting higher intercarrier fees from us, which could adversely affect our business.

The FCC also is considering making various significant changes to the intercarrier compensation scheme to which we are subject. We cannot predict with any certainty the likely outcome of this FCC proceeding. Some of the alternatives that are under active consideration by the FCC could severely increase the interconnection costs we pay. If we are unable to cost-effectively provide our products and services to customers, our competitive position and business prospects could be materially adversely affected.

Because our consolidated financial statements reflect fresh-start reporting adjustments made upon our emergence from bankruptcy, financial information in our current and future financial statements will not be comparable to our financial information for periods prior to our emergence from bankruptcy.

As a result of adopting fresh-start reporting on July 31, 2004, the carrying values of our wireless licenses and our property and equipment, and the related depreciation and amortization expense, among other things, changed considerably from that reflected in our historical consolidated financial statements. Thus, our current and future balance sheets and results of operations will not be comparable in many respects to our balance sheets and consolidated statements of operations data for periods prior to our adoption of fresh-start reporting. You are not able to compare information reflecting our post-emergence balance sheet data, results of operations and changes in financial condition to information for periods prior to our emergence from bankruptcy without making adjustments for fresh-start reporting.

If we experience high rates of credit card, subscription or dealer fraud, our ability to become profitable will decrease.

Our operating costs can increase substantially as a result of customer credit card, subscription or dealer fraud. We have implemented a number of strategies and processes to detect and prevent efforts to defraud us, and we believe that our efforts have substantially reduced the types of fraud we have identified. However, if our strategies are not successful in detecting and controlling fraud in the future, it could have a material adverse impact on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Leap Common Stock

Our stock price may be volatile, and you may lose all or some of your investment.

The trading prices of the securities of telecommunications companies have been highly volatile. Accordingly, the trading price of Leap common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of Leap common stock may include, among other things:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow Leap common stock; and

•	market conditions in our industry and the economy as a whole.

The 16,460,077 shares of Leap common stock registered for resale by our shelf Registration Statement on Form S-3, of which this prospectus forms a part, may adversely affect the market price of Leap’s common stock.

As of August 22, 2006, 61,254,519 shares of Leap common stock were issued and outstanding. Our resale shelf Registration Statement on Form S-3, of which this prospectus forms a part, registers for resale 16,460,077 shares, or approximately 26.9% of Leap’s outstanding common stock. We are unable to predict the potential effect that sales into the market of any material portion of such shares may have on the then prevailing market price of Leap’s common stock. If any of these holders cause a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap’s common stock. These sales also could impede our ability to raise future capital.

Settlement provisions contained in our forward sale agreements subject us to certain risks.

Under our forward sale agreements entered into in connection with Leap’s public offering in August 2006, each forward counterparty will have the right to require us to physically settle its forward sale agreement on a date specified by such forward counterparty in certain events, including if (a) the average of the closing bid and offer price or, if available, the closing sale price of Leap common stock is less than or equal to $15 per share on any trading day, (b) if our board of directors votes to approve a transaction that, if consummated, would result in a merger, share transfer or other takeover event of Leap, (c) we declare certain dividends on shares of Leap common stock, (d) a tender offer or issuer tender offer is commenced for our equity securities or (e) the cost of borrowing the common stock has increased above a specified amount or sufficient shares are not available for borrowing. In the event that early settlement of the forward sale agreements occurs as a result of any of the foregoing events, we will be required to physically settle such forward sale agreement by delivering shares of Leap common stock. Each forward counterparty also will have the right to require us to physically settle such forward sale agreement on a date specified by such forward counterparty if a nationalization, insolvency, insolvency filing, delisting or change in law occurs, each as defined in the forward sale agreements, or in connection with certain events of default and termination events under the master agreement governing such forward sale agreement, including, among other things, any material misrepresentation made in connection with entering into that agreement. Each forward counterparty’s decision to exercise its right to require us to settle its forward sale agreement will be made irrespective of our need for capital. We may also be required to physically settle all or a portion of the forward sale agreements under our Bridge Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Unsecured Bridge Loan Facility” below. In the event that we elect, or are required, to settle either forward sale agreement with shares of Leap common stock, delivery of such shares would likely result in dilution to our earnings per share and return on equity.

Except under the circumstances described above, we have the right to elect physical, cash or net stock settlement under the forward sale agreements (subject to certain conditions relating to securities law compliance and, in the case of net stock settlement, to our share price). If we elect cash or net stock settlement, we would expect each forward counterparty under its forward sale agreement (or one of its affiliates) to purchase in the open market the number of shares necessary, based upon the portion of such forward sale agreement that we have elected to so settle, to return to share lenders the shares of Leap common stock that such forward counterparty (or its affiliate) has borrowed pursuant to the forward sale agreements and, if applicable in connection with net stock settlement, to deliver shares to us. If the market value of Leap common stock at the time of these purchases is above the forward sale price, we would pay, or deliver, as the case may be, to each forward counterparty under its forward sale agreement an amount of cash, or common stock with a value, equal to this difference. Any such difference could be significant. If the market value of Leap common stock at the time of the purchases is below the forward sale price, we would be paid this difference in cash by, or we would receive the value of this difference in common stock from, each forward counterparty (or its affiliate) under its forward sale agreement, as the case may be. In addition, if a proceeding under the Bankruptcy Code commences with respect to Leap on or prior to the final settlement date under the forward sale agreements, the forward sale agreements shall immediately terminate without the necessity of any notice, payment or other action by Leap or the forward counterparties (except for any liability arising from pre-existing breaches of the agreements). See “Description of Capital Stock — Forward Sale Agreements” below.

Your ownership interest in Leap will be diluted upon issuance of shares we have reserved for future issuances, and future issuances or sales of such shares may adversely affect the market price of Leap’s common stock.

As of August 22, 2006, 61,254,519 shares of Leap common stock were issued and outstanding, and 4,945,481 additional shares of Leap common stock were reserved for issuance, including 3,566,492 shares reserved for issuance upon exercise of awards granted or available for grant under Leap’s 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, 778,989 shares reserved for issuance under Leap’s Employee Stock Purchase Plan, and 600,000 shares reserved for issuance upon exercise of outstanding warrants. Leap has also reserved 6,440,000 shares of Leap common stock for issuance in connection with physical settlement of its forward sale agreements entered into in connection with Leap’s underwritten public offering in August 2006 (which are included in the 12,240,000 shares of common stock which Leap has reserved for issuance as the maximum number of shares it may be required to issue to satisfy its liabilities and obligations under the forward sale agreements, including as a result of any breach by Leap of its obligations under such agreements).

In addition, Leap has reserved five percent of its outstanding shares, which was 3,062,726 shares as of August 22, 2006, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Under the amended and restated limited liability company agreement with CSM and WLPCS Management, LLC, or WLPCS, which is referred to in this prospectus as the LCW LLC Agreement, the purchase price for CSM’s equity interest is calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. Cricket may satisfy the put price either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion. However, the covenants in the Credit Agreement do not permit Cricket to satisfy any substantial portion of its put obligations to CSM in cash. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance. Dilution of the outstanding number of shares of Leap’s common stock could adversely affect prevailing market prices for Leap’s common stock.

We have agreed to prepare and file a resale shelf registration statement for any shares of Leap common stock issued to CSM in connection with the put, and to use our reasonable efforts to cause such registration statement to be declared effective by the SEC. In addition, we have registered all shares of common stock that we may issue under our stock option, restricted stock and deferred stock unit plan and under our employee stock purchase plan. When we issue shares under these stock plans, they can be freely sold in the public market. If any of Leap’s stockholders cause a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap’s common stock. These sales also could impede our ability to raise future capital. See “Business — Arrangements with LCW Wireless” below.

Our directors and affiliated entities have substantial influence over our affairs.

Our directors and entities affiliated with them beneficially owned in the aggregate approximately 27.2% of Leap common stock as of August 22, 2006. These stockholders have the ability to exert substantial influence over all matters requiring approval by our stockholders. These stockholders will be able to influence the election and removal of directors and any merger, consolidation or sale of all or substantially all of Leap’s assets and other matters. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of Leap common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of Leap common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current forecast of certain aspects of Leap’s future. You can identify most forward-looking statements by forward-looking words such as “believe,” “think,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus. Such statements are based on currently available operating, financial and competitive information and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated or implied in our forward-looking statements. Such risks, uncertainties and assumptions include, among other things:

•	our ability to attract and retain customers in an extremely competitive marketplace;

•	changes in economic conditions that could adversely affect the market for wireless services;

•	the impact of competitors’ initiatives;

•	our ability to successfully implement product offerings and execute market expansion plans;

•	our ability to attract, motivate and retain an experienced workforce;

•	our ability to comply with the covenants in our Credit Agreement, Bridge Agreement and any future credit agreement, bridge loan, indenture or similar instrument;

•	failure of network or information technology systems to perform according to expectations; and

•	other factors detailed in the section entitled “Risk Factors” commencing on page 5 of this prospectus.

All forward-looking statements in this prospectus should be considered in the context of these risk factors. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

PRICE RANGE OF LEAP COMMON STOCK

Leap common stock traded on the OTC Bulletin Board until August 16, 2004 under the symbol “LWINQ.” When we emerged from our Chapter 11 proceedings on August 16, 2004, all of our formerly outstanding common stock was cancelled in accordance with our plan of reorganization and our former common stockholders ceased to have any ownership interest in us. The new shares of our common stock issued under our plan of reorganization traded on the OTC Bulletin Board under the symbol “LEAP.” Commencing on June 29, 2005, Leap common stock became listed for trading on the Nasdaq National Market under the symbol “LEAP.”

Because the value of one share of our new common stock bears no relation to the value of one share of our old common stock, the trading prices of our new common stock are set forth separately from the trading prices of our old common stock.

The following table sets forth the high and low prices per share of Leap common stock for the quarterly periods indicated, which correspond to our quarterly fiscal periods for financial reporting purposes. Prices for our old common stock are bid quotations on the OTC Bulletin Board through August 16, 2004. Prices for our new common stock are bid quotations on the OTC Bulletin Board from August 17, 2004 through June 28, 2005 and sales prices on the Nasdaq National Market on and after June 29, 2005. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High($)	Low($)

Old Common Stock:
Calendar Year — 2004
First Quarter	0.06	0.03
Second Quarter	0.04	0.01
Third Quarter through August 16, 2004	0.02	0.01
New Common Stock:
Third Quarter beginning August 17, 2004	27.80	19.75
Fourth Quarter	28.10	19.00
Calendar Year — 2005
First Quarter	29.87	25.01
Second Quarter	28.90	23.00
Third Quarter	37.47	25.87
Fourth Quarter	39.45	31.15
Calendar Year — 2006
First Quarter	44.69	34.54
Second Quarter	49.20	39.59
Third Quarter through September 1, 2006	49.47	40.57

On September 1, 2006, the last reported sale price of Leap’s common stock on the Nasdaq National Market was $46.33 per share. As of August 22, 2006, there were 61,254,519 shares of common stock outstanding held by approximately 182 holders of record.

DIVIDEND POLICY

Leap has never paid or declared any cash dividends on its common stock and we do not anticipate paying any cash dividends on Leap common stock in the foreseeable future. The terms of our senior secured credit facilities and our new bridge loan facility restrict our ability to declare or pay dividends. We intend to retain future earnings, if any, to fund our growth. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data are derived from our consolidated financial statements and have been restated as of and for the five months ended December 31, 2004 and for the six months ended June 30, 2005 to reflect adjustments that are further discussed in Note 3 to the audited annual consolidated financial statements included elsewhere in this prospectus. These tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus. References in these tables to “Predecessor Company” refer to Leap and its subsidiaries on or prior to July 31, 2004. References to “Successor Company” refer to Leap and its subsidiaries after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the plan of reorganization as well as the adjustments for fresh-start reporting. For a description of fresh-start reporting, see Note 2 to the audited annual consolidated financial statements included elsewhere in this prospectus.

	Predecessor Company				Successor Company
				Seven Months	Five Months		Six Months
				Ended	Ended	Year Ended	Ended
	Year Ended December 31,			July 31,	December 31,	December 31,	June 30,
	2001	2002	2003	2004	2004	2005	2005	2006
					(As Restated)		(As Restated)
	(in thousands, except per share data)

Statement of Operations Data:
Revenues:
Service revenues	$215,917	$567,694	$643,566	$398,451	$285,647	$763,680	$375,685	$446,626
Equipment revenues	39,247	50,781	107,730	83,196	58,713	150,983	79,514	87,916

Total revenues	255,164	618,475	751,296	481,647	344,360	914,663	455,199	534,542

Operating expenses:
Cost of service (exclusive of items shown separately below)	(94,510)	(181,404)	(199,987)	(113,988)	(79,148)	(200,430)	(99,805)	(115,459)
Cost of equipment	(202,355)	(252,344)	(172,235)	(97,160)	(82,402)	(192,205)	(91,977)	(110,967)
Selling and marketing	(115,222)	(122,092)	(86,223)	(51,997)	(39,938)	(100,042)	(47,805)	(65,044)
General and administrative	(152,051)	(185,915)	(162,378)	(81,514)	(57,110)	(159,249)	(78,458)	(96,158)
Depreciation and amortization	(119,177)	(287,942)	(300,243)	(178,120)	(75,324)	(195,462)	(95,385)	(107,373)
Impairment of indefinite-lived intangible assets	—	(26,919)	(171,140)	—	—	(12,043)	(11,354)	(3,211)
Loss on disposal of property and equipment	—	(16,323)	(24,054)	—	—	—	—	—

Total operating expenses	(683,315)	(1,072,939)	(1,116,260)	(522,779)	(333,922)	(859,431)	(424,784)	(498,212)
Gain on sale of wireless licenses and operating assets	143,633	364	4,589	532	—	14,587	—	—

Operating income (loss)	(284,518)	(454,100)	(360,375)	(40,600)	10,438	69,819	30,415	36,330
Equity in net loss of and write-down of investments in and loans receivable from unconsolidated wireless operating companies	(54,000)	—	—	—	—	—	—	—
Minority interest in loss of consolidated subsidiary	—	—	—	—	—	(31)	—	(209)
Interest income	26,424	6,345	779	—	1,812	9,957	3,079	9,727
Interest expense	(178,067)	(229,740)	(83,371)	(4,195)	(16,594)	(30,051)	(16,689)	(15,854)
Foreign currency transaction losses, net	(1,257)	—	—	—	—	—	—	—
Gain on sale of unconsolidated wireless operating company	—	39,518	—	—	—	—	—	—
Other income (expense), net	8,443	(3,001)	(176)	(293)	(117)	1,423	(1,325)	(5,383)

Income (loss) before reorganization items, income taxes and cumulative effect of change in accounting principle	(482,975)	(640,978)	(443,143)	(45,088)	(4,461)	51,117	15,480	24,611
Reorganization items, net	—	—	(146,242)	962,444	—	—	—	—

Income (loss) before income taxes	(482,975)	(640,978)	(589,385)	917,356	(4,461)	51,117	15,480	24,611
Income taxes	(322)	(23,821)	(8,052)	(4,166)	(3,930)	(21,151)	(6,861)	—

	Predecessor Company				Successor Company
				Seven Months	Five Months		Six Months
				Ended	Ended	Year Ended	Ended
	Year Ended December 31,			July 31,	December 31,	December 31,	June 30,
	2001	2002	2003	2004	2004	2005	2005	2006
					(As Restated)		(As Restated)
	(in thousands, except per share data)

Income (loss) before cumulative effect of change in accounting principle	(483,297)	(664,799)	(597,437)	913,190	(8,391)	29,966	8,619	24,611

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	623

Net income (loss)	$(483,297)	$(664,799)	$(597,437)	$913,190	$(8,391)	$29,966	$8,619	$23,234

Basic net income (loss) per share(1):
Income (loss) before cumulative effect of change in accounting principle	$(14.27)	$(14.91)	$(10.19)	$15.58	$(0.14)	$0.50	$0.14	$0.41
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	0.01

Basic net income (loss) per share	$(14.27)	$(14.91)	$(10.19)	$15.58	$(0.14)	$0.50	$0.14	$0.42

Diluted net income (loss) per share(1):
Income (loss) before cumulative effect of change in accounting principle	$(14.27)	$(14.91)	$(10.19)	$15.58	$(0.14)	$0.49	$0.14	$0.40
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	0.01

Diluted net income (loss) per share	$(14.27)	$(14.91)	$(10.19)	$15.58	$(0.14)	$0.49	$0.14	$0.41

Shares used in per share calculations(1):
Basic	33,861	44,591	58,604	58,623	60,000	60,135	60,015	60,282

Diluted	33,861	44,591	58,604	58,623	60,000	61,003	60,234	61,651

	Predecessor Company			Successor Company
	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2006
				(As Restated)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$242,979	$100,860	$84,070	$141,141	$293,073	$553,038
Working capital (deficit)(2)	189,507	(2,144,420)	(2,254,809)	145,762	240,862	452,262
Restricted cash, cash equivalents and short-term investments(3)	40,755	25,922	55,954	31,427	13,759	9,758
Total assets	2,450,895	2,163,702	1,756,843	2,220,887	2,506,318	2,903,537
Long-term debt(2)	1,676,845	—	—	371,355	588,333	891,000
Total stockholders’ equity (deficit)	358,440	(296,786)	(893,356)	1,470,056	1,514,357	1,552,333

(1)	Refer to Notes 3 and 6 to the audited annual consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of basic and diluted net income (loss) per common share.

(2)	We have presented the principal and interest balances related to our outstanding debt obligations as current liabilities in the consolidated balance sheets as of December 31, 2002 and 2003, as a result of the then existing defaults under the underlying agreements.

(3)	Restricted cash consists of cash held in reserve by Leap and funds set aside or pledged by Cricket to satisfy payments and administrative and priority claims against us following our emergence from Chapter 11 bankruptcy in August 2004, and cash restricted for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Restatement of Previously Reported Audited Annual and Unaudited Interim Consolidated Financial Information. The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to certain restatement adjustments made to the previously reported consolidated financial statements for the five months ended December 31, 2004 and consolidated financial information for the interim period ended September 30, 2004 and the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005. See Note 3 to the audited annual consolidated financial statements included elsewhere in this prospectus for additional information.

Our Business. We, ANB 1 License, and LCW Wireless offer wireless voice and data services in the U.S. under the “Cricket” and “Jump Mobile” brands. Our Cricket service offers customers unlimited wireless service in their Cricket service area for a flat monthly rate without requiring a fixed-term contract or credit check, and our new Jump Mobile service offers customers a per-minute prepaid service. At June 30, 2006, Cricket and Jump Mobile services were offered in 20 states in the U.S. and had approximately 1,836,000 customers. As of June 30, 2006, we and ANB 1 License owned wireless licenses covering a total of 70.0 million POPs, in the aggregate, and our networks in our operating markets covered approximately 37.3 million POPs. We are currently building out and launching the new markets that we, ANB 1 License and LCW Wireless have acquired, and we anticipate that our combined network footprint will cover 47 million or more POPs by the end of 2006 or early 2007.

Our premium Cricket service plan, which is our most popular service plan, offers customers unlimited local and domestic long distance service from their Cricket service area combined with unlimited use of multiple calling features and messaging services for a flat rate of $45 per month. More than 60% of Cricket customers as of June 30, 2006 subscribed to this premium plan, and a substantially higher percentage of new Cricket customers in the quarter ended June 30, 2006 purchased this plan. We also offer a basic service plan which allows customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area for $35 per month and an intermediate service plan which also includes unlimited long distance service for $40 per month. In 2005 we launched our first per-minute prepaid service, Jump Mobile, to bring Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to better target the urban youth market. During the last two years, we have added instant messaging, multimedia (picture) messaging, games and our “Travel Time” roaming option to our product portfolio. In 2006, we broadened, and expect to continue to broaden, our data product and service offerings to better meet the needs of our customers.

We believe that our business model can be expanded successfully into adjacent and new markets because we offer a differentiated service and attractive value proposition to our customers at costs significantly lower than most of our competitors. For example:

•	In 2005, we acquired four wireless licenses in the FCC’s Auction #58 covering 11.3 million POPs and ANB 1 License acquired nine licenses covering 10.2 million POPs.

•	In August 2005, we launched service in our newly acquired Fresno, California market to form a cluster with our existing Modesto and Visalia, California markets, which doubled our Central Valley network footprint to 2.4 million POPs.

•	In March 2006, we entered into an agreement with a debtor-in-possession for the purchase of 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million. Completion of this transaction is subject to customary closing conditions, including FCC approval and the receipt of an FCC order agreeing to extend certain build-out requirements with respect to certain of the licenses.

•	In July 2006, we acquired a 72% non-controlling interest in LCW Wireless, which holds a license for the Portland, Oregon market and to which we contributed, among other things, our existing Eugene and Salem, Oregon markets to create a new Oregon cluster of licenses covering 3.2 million POPs.

•	In August 2006, we exchanged our wireless license in Grand Rapids, Michigan for a wireless license in Rochester, New York to form a new market cluster with our existing Buffalo and Syracuse markets in upstate New York. These three licenses cover 3.1 million POPs.

•	We, ANB 1 License and LCW Wireless have launched 11 markets in 2006, and we currently expect to launch additional markets by the end of 2006.

We are seeking additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions (including Auction #66), by acquiring spectrum and related assets from third parties, or by participating in new partnerships or joint ventures. In July 2006, we invested approximately $7.6 million in a new joint venture, Denali, in which we own an 82.5% non-controlling interest, to participate in Auction #66 (through its wholly owned subsidiary Denali License) as a “very small business” designated entity under FCC regulations. We have also agreed to loan Denali License up to $203.8 million to finance the purchase of wireless licenses in Auction #66 and an additional amount to finance a portion of the costs of the construction and operation of wireless networks using such licenses.

Any large scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost-overruns. In addition, we will experience higher operating expenses as we build out and after we launch our service in new markets. Any significant capital expenditures or increased operating expenses, including in connection with the build-out and launch of markets for any licenses that we may acquire in Auction #66, would negatively impact our earnings, OIBDA and free cash flow for those periods in which we incur such capital expenditures and increased operating expenses.

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments, cash generated from operations, and cash available from borrowings under our $200 million revolving credit facility (which was undrawn at June 30, 2006) and our bridge loan facility. From time to time, we may also generate additional liquidity through the sale of assets that are not material to or are not required for the ongoing operation of our business. See “— Liquidity and Capital Resources” below.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and judgments that affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities, and our reported amounts of revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition and the valuation of deferred tax assets, long-lived assets and indefinite-lived intangible assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

We believe that the following significant accounting policies and estimates involve a higher degree of judgment and complexity than others.

Principles of Consolidation

The consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of ANB 1 and its wholly owned subsidiary ANB 1 License. We own a 75% non-controlling interest in ANB 1. We consolidate our interest in ANB 1 in accordance with FASB Interpretation No. 46-R, “Consolidation of Variable Interest Entities,” because ANB 1 is a variable interest entity and we will absorb a majority of ANB 1’s expected losses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenues and Cost of Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. Amounts received in advance for wireless services from customers who pay in advance of their billing cycle are initially recorded as deferred revenues and are recognized as service revenues as services are rendered. Service revenues for customers who pay in arrears are recognized only after the service has been rendered and payment has been received. This is because we do not require any of our customers to sign fixed-term service commitments or submit to a credit check, and therefore some of our customers may be more likely to terminate service for inability to pay than the customers of other wireless providers. We also charge customers for service plan changes, activation fees and other service fees. Revenues from service plan change fees are deferred and recorded to revenue over the estimated customer relationship period, and other service fees are recognized when received. Activation fees for new customers who purchase handsets from us are allocated to the separate units of accounting of the multiple element arrangement (including service and equipment) on a relative fair value basis. Because the fair values of our handsets are higher than the total consideration received for the handsets and activation fees combined, we allocate the activation fees entirely to equipment revenues and recognize the activation fees when received. Activation fees included in equipment revenues during the three months ended June 30, 2006 and 2005 totaled $1.5 million and $4.3 million, respectively. Activation fees included in equipment revenues during the six months ended June 30, 2006 and 2005 totaled $7.7 million and $8.9 million, respectively. Starting in May 2006, all new and reactivating customers pay for their service in advance, and we no longer charge activation fees to new customers who purchase handsets from us. Direct costs associated with customer activations are expensed as incurred.

Equipment revenues arise from the sale of handsets and accessories, and activation fees as described above. Revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. Sales of handsets to third-party dealers and distributors are recognized as equipment revenues when service is activated by customers, as we do not have sufficient relevant historical experience to establish reliable estimates of returns by such dealers and distributors. Handsets sold by third-party dealers and distributors are recorded as inventory until they are sold to and activated by customers. Once we believe we have sufficient relevant historical experience from which to establish reliable estimates of returns, we will begin to recognize equipment revenues upon sale to third-party dealers and distributors.

Sales incentives offered without charge to customers and volume-based incentives paid to our third-party dealers and distributors are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage. Customer returns of handsets and accessories have historically been insignificant.

Wireless Licenses

Wireless licenses are initially recorded at cost and are not amortized. Wireless licenses are considered to be indefinite-lived intangible assets because we expect to continue to provide wireless service using the relevant licenses for the foreseeable future and the wireless licenses may be renewed every ten years for a nominal fee. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks, which are being amortized on a straight-line basis over their estimated useful lives of four and fourteen years, respectively.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

We assess potential impairments to our indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. Our wireless licenses in our operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that these wireless licenses as a group represent the highest and best use of the assets and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. An impairment loss is recognized when the fair value of the asset is less than its carrying value, and would be measured as the amount by which the asset’s carrying value exceeds its fair value. Any required impairment loss would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. We conduct our annual tests for impairment during the third quarter of each year. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions.

Share-Based Payments

We account for share-based awards exchanged for employee services in accordance with Statement of Financial Accounting Standards No. 123R (SFAS 123R), “Share-Based Payment.” Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. We adopted SFAS 123R, as required, on January 1, 2006. Prior to fiscal 2006, we recognized compensation expense for employee share-based awards based on their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees” and provided the required pro forma disclosures of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation.”

We adopted SFAS 123R using a modified prospective approach. Under the modified prospective approach, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated in prior periods.

We have granted nonqualified stock options, restricted stock awards and deferred stock units under the 2004 Plan. Most of our stock options and restricted stock awards include both a service condition and a performance condition that relates only to vesting. The stock options and restricted stock awards generally vest in full three or five years from the grant date with no interim time-based vesting. In addition, the stock options and restricted stock awards generally provide for the possibility of annual accelerated performance-based vesting of a portion of the awards if we achieve specified performance conditions. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award.

The determination of the fair value of stock options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The methods used to determine these variables are generally similar to the methods used prior to fiscal 2006 for purposes of our pro forma information under SFAS 123. The volatility assumption is based on a combination of the historical volatility of our common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with our historical volatility because of the lack of sufficient relevant history equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates on the grant date appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

As share-based compensation expense under SFAS 123R is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

We estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent that we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets for all periods presented because of uncertainties related to the utilization of the deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to SOP 90-7, future decreases in the valuation allowance established in fresh-start reporting are accounted for as a reduction in goodwill rather than as a reduction of tax expense. Tax rate changes are reflected in income in the period such changes are enacted.

The provision for income taxes during interim quarterly reporting periods is based on our estimate of the annual effective tax rate for the full fiscal year. We determine the annual effective tax rate based upon our estimated “ordinary” income (loss), which is our annual income (loss) from continuing operations before tax, excluding unusual or infrequently occurring items. Significant management judgment is required in projecting our annual income and determining our annual effective tax rate.

Subscriber Recognition and Disconnect Policies

We recognize a new customer as a gross addition in the month that he or she activates service. The customer must pay his or her monthly service amount by the payment due date or his or her handset will be disabled after a grace period of up to three days. When a handset is disabled, the customer is suspended and will not be able to make or receive calls. Any call attempted by a suspended customer is routed directly to our customer service center in order to arrange payment. In order to re-establish service, a customer may be required to pay a $15 reconnection charge in addition to the amount past due to re-establish service. If a new customer does not pay all amounts due on his or her first bill within 30 days of the due date, the account is disconnected and deducted from gross customer additions during the month in which the customer’s service was discontinued. If a customer has made payment on his or her first bill and in a subsequent month does not pay all amounts due within 30 days of the due date, the account is disconnected and counted as churn.

Customer turnover, frequently referred to as churn, is an important business metric in the telecommunications industry because it can have significant financial effects. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than many other wireless providers and, as a result, some of our customers may be more likely to have their service terminated due to an inability to pay than the average industry customer.

Costs and Expenses

Our other costs and expenses include:

Cost of Service.  The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to our customers; charges from other communications companies for their transport and termination of calls originated by our customers and destined for customers of other networks; and expenses for the rent of towers, network facilities, engineering operations, field technicians and related utility and maintenance charges, and salary and overhead charges associated with these functions.

Cost of Equipment.  Cost of equipment primarily includes the cost of handsets and accessories purchased from third-party vendors and resold to our customers in connection with our services, as well as lower-of-cost-or-market write-downs associated with excess and damaged handsets and accessories.

Selling and Marketing.  Selling and marketing expenses primarily include advertising, promotional and public relations costs associated with acquiring new customers, store operating costs such as retail associates’ salaries and rent, and overhead charges associated with selling and marketing functions.

General and Administrative.  General and administrative expenses primarily include call center and other customer care program costs and salary and overhead costs associated with our customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

Depreciation and Amortization.  Depreciation of property and equipment is applied using the straight-line method over the estimated useful lives of our assets once the assets are placed in service. The following table summarizes the depreciable lives (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment, and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures and retail and office equipment	3-7

Amortization of intangible assets is applied using the straight-line method over the estimated useful lives of four years for customer relationships and fourteen years for trademarks.

Seasonality

Our customer activity is influenced by seasonal effects related to traditional retail selling periods and other factors that arise from our target customer base. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. However, sales activity and churn can be strongly affected by the launch of new markets, promotional activity and competitive actions, which have the ability to reduce or outweigh certain seasonal effects.

Results of Operations

As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, we became a new entity for financial reporting purposes. In this prospectus, we are referred to as the “Predecessor Company” for periods on or prior to July 31, 2004, and we are referred to as the “Successor Company” for periods after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of our plan of reorganization as well as the adjustments for fresh-start reporting. However, for purposes of this discussion, the Predecessor Company’s results for the period from January 1, 2004 through July 31, 2004 have been combined with the Successor Company’s results for the period from August 1, 2004 through December 31, 2004. These combined results are compared to the Successor Company’s results for the year ended December 31, 2005 and with the Predecessor Company’s results for the year ended December 31, 2003. For a more detailed description of fresh-start reporting, see Note 2 to the audited annual consolidated financial statements included elsewhere in this prospectus.

Financial Performance

The following table presents the consolidated statement of operations data for the periods indicated (in thousands). The financial data for the year ended December 31, 2004 presented below represents the combination of the Predecessor and Successor Companies’ results for that period.

				Six Months Ended		Three Months Ended
	Year Ended December 31,			June 30,		June 30,
	2003	2004	2005	2005	2006	2005	2006
	(As Restated)			(As Restated)		(As Restated)

Revenues:
Service revenues	$643,566	$684,098	$763,680	$375,685	$446,626	$189,704	$230,786
Equipment revenues	107,730	141,909	150,983	79,514	87,916	37,125	37,068

Total revenues	751,296	826,007	914,663	455,199	534,542	226,829	267,854

Operating expenses:
Cost of service (exclusive of items shown separately below)	(199,987)	(193,136)	(200,430)	(99,805)	(115,459)	(49,608)	(60,255)
Cost of equipment	(172,235)	(179,562)	(192,205)	(91,977)	(110,967)	(42,799)	(52,081)
Selling and marketing	(86,223)	(91,935)	(100,042)	(47,805)	(65,044)	(24,810)	(35,942)
General and administrative	(162,378)	(138,624)	(159,249)	(78,458)	(96,158)	(42,423)	(46,576)
Depreciation and amortization	(300,243)	(253,444)	(195,462)	(95,385)	(107,373)	(47,281)	(53,337)
Impairment of indefinite-lived intangible assets	(171,140)	—	(12,043)	(11,354)	(3,211)	(11,354)	(3,211)
Loss on disposal of property and equipment	(24,054)	—	—	—	—	—	—

Total operating expenses	(1,116,260)	(856,701)	(859,431)	(424,784)	(498,212)	(218,275)	(251,402)
Gain on sale of wireless licenses and operating assets	4,589	532	14,587	—	—	—	—

Operating income (loss)	(360,375)	(30,162)	69,819	30,415	36,330	8,554	16,452
Minority interest in loss of consolidated subsidiary	—	—	(31)	—	(209)	—	(134)
Interest income	779	1,812	9,957	3,079	9,727	1,176	5,533
Interest expense	(83,371)	(20,789)	(30,051)	(16,689)	(15,854)	(7,566)	(8,423)
Other income (expense), net	(176)	(410)	1,423	(1,325)	(5,383)	(39)	(5,918)

Income (loss) before reorganization items, income taxes and cumulative effect of changes in accounting principle	(443,143)	(49,549)	51,117	15,480	24,611	2,125	7,510
Reorganization items, net	(146,242)	962,444	—	—	—	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	(589,385)	912,895	51,117	15,480	24,611	2,125	7,510

				Six Months Ended		Three Months Ended
	Year Ended December 31,			June 30,		June 30,
	2003	2004	2005	2005	2006	2005	2006
	(As Restated)			(As Restated)		(As Restated)

Income taxes	(8,052)	(8,096)	(21,151)	(6,861)	—	(1,022)	—

Income (loss) before cumulative effect of change in accounting principle	(597,437)	904,799	29,966	8,619	24,611	1,103	7,510

Cumulative effect of change in accounting principle	—	—	—	—	623	—	—

Net income (loss)	$(597,437)	$904,799	$29,966	$8,619	$25,234	$1,103	$7,510

Three and Six Months Ended June 30, 2006 Compared to Three and Six Months Ended June 30, 2005

Service revenues increased $41.1 million, or 21.7%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. This increase resulted from the 11.1% increase in average total customers and a 9.5% increase in average monthly revenues per customer. The increase in average revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans.

Service revenues increased $70.9 million, or 18.9%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. This increase resulted from the 9.6% increase in average total customers and an 8.4% increase in average monthly revenues per customer. The increase in average revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans.

Equipment revenues remained unchanged for the three months ended June 30, 2006 compared to the corresponding period of the prior year. A 40.1% increase in handset sales volume was offset by lower net revenue per handset sold as a result of bundling the first month of service with the initial handset price and eliminating activation fees for new customers purchasing equipment.

Equipment revenues increased $8.4 million, or 10.6%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. This increase resulted from a 33.8% increase in handset sales volume, partially offset by lower net revenue per handset sold as a result of bundling the first month of service with the initial handset price for new customers.

Cost of service increased $10.6 million, or 21.5%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service decreased to 26.1% from 26.2% in the prior year period. Share-based compensation expense decreased by 0.4% of service revenues due primarily to the issuance of immediately vested deferred stock units in the prior year period. Network infrastructure costs increased by 0.3% of service revenues due primarily to lease costs and other fixed network costs associated with our new markets.

Cost of service increased $15.7 million, or 15.7%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service decreased to 25.9% from 26.6% in the prior year period. Network infrastructure costs decreased by 1.1% of service revenues due to the largely fixed nature of these costs. Variable product costs increased by 0.5% of service revenues due to increased customer usage of our value-added services.

Cost of equipment increased $9.3 million, or 21.7%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. This increase was primarily attributable to the 40.1% increase in handset sales volumes, partially offset by reductions in costs to support our handset replacement programs for existing customers and lower average costs per handset sold.

Cost of equipment increased $19.0 million, or 20.6%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. This increase was primarily attributable to the 33.8% increase in handset sales volumes, partially offset by reductions in costs to support our handset replacement programs for existing customers and lower average costs per handset sold.

Selling and marketing expenses increased $11.1 million, or 44.9%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 15.6% from 13.1% in the prior year period. This increase was primarily due to increases in media and advertising costs and labor and related costs of 2.0% and 0.6% of service revenues, respectively, both of which were attributable to our new market launches since the second quarter of fiscal 2005.

Selling and marketing expenses increased $17.2 million, or 36.1%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 14.6% from 12.7% in the prior year period. This increase was primarily due to increases in media and advertising costs and labor and related costs of 1.4% and 0.4% of service revenues, respectively, both of which were attributable to our new market launches since the second quarter of fiscal 2005.

General and administrative expenses increased $4.2 million, or 9.8%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 20.2% from 22.4% in the prior year period. This decrease was primarily related to a reduction in customer care expenses of 2.0% of service revenues due to decreases in call center and other customer care-related program costs. In addition, share-based compensation expense decreased by 1.3% of service revenues due primarily to the issuance of immediately vested deferred stock units in the prior year period. Professional services fees also decreased by 0.6% of service revenues due to incremental costs incurred in the prior year period related to the restatement of our 2004 financial statements and Sarbanes-Oxley compliance. Partially offsetting these decreases was an increase in labor and related costs of 1.7% of service revenues due primarily to new employee additions.

General and administrative expenses increased $17.7 million, or 22.6%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 21.5% from 20.9% in the prior year period. Labor and related costs increased by 1.6% of service revenues due primarily to new employee additions, and professional services fees increased by 0.2% of service revenues due mainly to costs related to the restatement of our 2005 financial statements, Sarbanes-Oxley compliance and preparation for the upcoming FCC Auction #66. In addition, share-based compensation expense increased by 0.3% of service revenues due to the adoption of SFAS 123R during the first quarter of fiscal 2006. These increases were partially offset by a decrease in customer care expenses of 1.5% of service revenues due to reductions in call center and other customer care-related program costs.

Depreciation and amortization expense increased $6.1 million, or 12.8%, for the three months ended June 30, 2006 compared to the corresponding period of the prior year. The increase in the dollar amount of depreciation and amortization expense was due primarily to the build-out of our new markets and the upgrade of network assets in our other markets. As a percentage of service revenues, such expenses decreased to 23.1% from 24.9% in the prior year period.

Depreciation and amortization expense increased $12.0 million, or 12.6%, for the six months ended June 30, 2006 compared to the corresponding period of the prior year. The increase in the dollar amount of depreciation and amortization expense was due primarily to the build-out of our new markets and the upgrade of network assets in our other markets. As a percentage of service revenues, such expenses decreased to 24.0% from 25.4% in the prior year period.

During the three and six months ended June 30, 2006 and 2005, we recorded impairment charges of $3.2 million and $11.4 million, respectively, in connection with agreements to sell certain non-operating wireless licenses. We adjusted the carrying values of those licenses to their estimated fair values, which were based on the agreed upon sales prices.

Interest income increased $4.4 million and $6.6 million for the three and six months ended June 30, 2006, respectively, compared to the corresponding periods of the prior year. These increases were primarily due to increases in the average cash and cash equivalents and investment balances resulting primarily from increased cash flows from operations.

Interest expense increased $0.9 million for the three months ended June 30, 2006 and decreased $0.8 million for the six months ended June 30, 2006 compared to the corresponding periods of the prior year. The increase in interest expense for the three months ended June 30, 2006 resulted primarily from the increase in the amount of the term loan under our amended and restated senior secured credit agreement (see “Liquidity and Capital Resources” below), partially offset by the capitalization of $4.5 million of interest during the second quarter of fiscal 2006. The decrease in interest expense for the six months ended June 30, 2006 was due primarily to the capitalization of $8.9 million of interest. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. We expect capitalized interest to continue to be significant during the build-out of our planned new markets. At June 30, 2006, the effective interest rate on our $900 million outstanding term loan was 7.3%, including the effect of interest rate swaps described below. We expect that interest expense will increase significantly in subsequent quarters of 2006 due to our new term loan and our planned financing activities. See “Liquidity and Capital Resources” below.

Other expenses, net of other income, increased by $5.9 million and $4.1 million for the three and six months ended June 30, 2006, respectively, compared to the corresponding periods of the prior year. During the second quarter of 2006, we wrote off unamortized deferred debt issuance costs related to our existing credit agreement of $5.6 million to other expense as a result of the repayment of the term loans and modification of the revolving credit facility under the credit agreement.

During the three and six months ended June 30, 2006, we recorded no income tax expense compared to income tax expense of $1.0 million and $6.9 million for the three and six months ended June 30, 2005, respectively. Income tax expense for fiscal 2006 is projected to consist primarily of the deferred tax effect of the amortization of wireless licenses and tax goodwill for income tax purposes. We do not expect to release fresh-start related valuation allowances in fiscal 2006. Our estimated annual effective tax rate for fiscal 2006 is negative. No income tax expense has been recorded for the three and six months ended June 30, 2006, since the application of the negative annual tax rate to year-to-date pre-tax income would result in a tax benefit for these periods that would be reversed in subsequent quarters. We expect to pay only minimal cash taxes for fiscal 2006.

During the three and six months ended June 30, 2005, we recorded income tax expense at an effective tax rate of 48.1% and 44.3%, respectively. Despite the fact that we recorded a full valuation allowance on our deferred tax assets, we recognized income tax expense for the first and second quarters of fiscal 2005 because the release of the valuation allowance associated with the reversal of deferred tax assets recorded in fresh-start reporting is recorded as a reduction of goodwill rather than as a reduction of income tax expense. The effective tax rates for the three and six months ended June 30, 2005 were higher than the statutory tax rate due primarily to permanent items not deductible for tax purposes.

Net income for the three months ended June 30, 2006 was $7.5 million, or $0.12 per diluted share, compared to net income of $1.1 million, or $0.02 per diluted share, for the three months ended June 30, 2005. Net income for the six months ended June 30, 2006 was $25.2 million, or $0.41 per diluted share, compared to net income of $8.6 million, or $0.14 per diluted share, for the six months ended June 30, 2005. We expect net income to decrease in the subsequent quarters of fiscal 2006, and we may realize a net loss for the full year 2006, due mainly to our new market launches and expenses associated with our financing activities.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

At December 31, 2005, we had approximately 1,668,000 customers compared to approximately 1,570,000 customers at December 31, 2004. Gross customer additions for the years ended December 31, 2005 and 2004 were approximately 872,000 and 808,000, respectively, and net customer additions during these periods were approximately 117,000 and 97,000, respectively. Net customer additions for the year ended December 31, 2005 exclude the effect of the transfer of approximately 19,000 customers as a result of the sale of our operating markets in Michigan in August 2005. The weighted-average number of customers during the year ended December 31, 2005 and 2004 was approximately 1,609,000 and 1,529,000, respectively. At December 31, 2005, the total POPs covered by our networks in our operating markets was approximately 27.7 million.

During the year ended December 31, 2005, service revenues increased $79.6 million, or 12%, compared to the year ended December 31, 2004. The increase in service revenues resulted from the higher average number of customers and higher average revenues per customer compared to the prior year. The higher average revenues per customer primarily reflects increased customer adoption of higher-value, higher-priced service offerings and reduced utilization of service-based mail-in rebate promotions in 2005.

During the year ended December 31, 2005, equipment revenues increased $9.1 million, or 6%, compared to the year ended December 31, 2004. This increase resulted primarily from a 7% increase in handset sales due to customer additions and sales to existing subscribers.

For the year ended December 31, 2005, cost of service increased $7.3 million, or 4%, compared to the year ended December 31, 2004, even though service revenues increased by 12% during the same period. The increase in cost of service was primarily attributable to $9.7 million in additional long distance and other product usage costs, a $3.0 million increase in lease costs and stock-based compensation expense of $1.2 million. These increases were partially offset by decreases of $3.3 million in software maintenance costs and $1.3 million in labor and related costs. We generally expect that cost of service in 2006 will increase with growth in customers and product usage, and the introduction and customer adoption of new products. In addition, new market launches in 2006 will contribute to increases in cost of service associated with incremental fixed and variable network costs.

For the year ended December 31, 2005, cost of equipment increased $12.6 million, or 7%, compared to the year ended December 31, 2004. Cost of equipment increased by $5.4 million due to increases in costs to support our handset warranty exchange and replacement programs. The remaining increase of $7.2 million was due primarily to the increase in handsets sold, partially offset by slightly lower handset costs.

For the year ended December 31, 2005, selling and marketing expenses increased $8.1 million, or 9%, compared to the year ended December 31, 2004. The increase in selling and marketing expenses was primarily due to increases of $4.4 million in store and staffing costs, $2.5 million in media and advertising costs and $1.0 million in stock-based compensation expense.

For the year ended December 31, 2005, general and administrative expenses increased $20.6 million, or 15%, compared to the year ended December 31, 2004. The increase in general and administrative expenses consisted primarily of increases of $12.3 million in professional services, which includes costs incurred to meet our Sarbanes-Oxley Section 404 requirements, $10.0 million in stock-based compensation expense, $2.3 million in franchise taxes and other related fees. These increases were partially offset by a reduction in customer care, billing and other general and administrative costs of $3.6 million and labor and related costs of $1.2 million.

During the year ended December 31, 2005, we recorded stock-based compensation expense of $12.2 million in connection with the grant of restricted common shares and deferred stock units exercisable for common stock. The total intrinsic value of the deferred stock units of $6.9 million was recognized as expense because they vested immediately upon grant. The total intrinsic value of the restricted stock awards as of the measurement date was recorded as unearned compensation in the consolidated balance sheet as of December 31, 2005. The unearned compensation is amortized on a straight-line basis over the maximum vesting period of the awards of either three or five years. Stock-based compensation expense of $5.3 million was recorded for the amortization of the unearned compensation for the year ended December 31, 2005.

During the year ended December 31, 2005, depreciation and amortization expenses decreased $58.0 million, or 23%, compared to the year ended December 31, 2004. The decrease in depreciation expense was primarily due to the revision of the estimated useful lives of network equipment and the reduction in the carrying value of property and equipment as a result of fresh-start reporting at July 31, 2004. Depreciation and amortization expense for the year ended December 31, 2005 also included amortization expense of $34.5 million related to identifiable intangible assets recorded upon the adoption of fresh-start reporting. As a result of the build-out and operation of our planned new markets, we expect a significant increase in depreciation and amortization expense in the future.

During the year ended December 31, 2005, we recorded impairment charges of $12.0 million. Of this amount, $0.6 million was recorded to reduce the carrying value of certain non-operating wireless licenses to their estimated fair market value as a result of our annual impairment test of wireless licenses performed in the third fiscal quarter of 2005. The remaining $11.4 million was recorded during the second fiscal quarter of 2005 in connection with the sale of our Anchorage, Alaska and Duluth, Minnesota wireless licenses. We adjusted the carrying values of those licenses to their estimated fair market values, which were based on the agreed upon sales prices.

During the year ended December 31, 2005, interest income increased $8.1 million, or 450%, compared to the year ended December 31, 2004. The increase in interest income was primarily due to increased average cash, cash equivalent and investment balances in 2005 as compared to the prior year. In addition, during the seven months ended July 31, 2004, we classified interest earned during the bankruptcy proceedings as a reorganization item, in accordance with SOP 90-7.

During the year ended December 31, 2005, interest expense increased $9.3 million, or 45%, compared to the year ended December 31, 2004. The increase in interest expense resulted from the application of SOP 90-7 until our emergence from bankruptcy, which required that, commencing on April 13, 2003 (the date of the filing of our bankruptcy petition, or the Petition Date), we cease to accrue interest and amortize debt discounts and debt issuance costs on pre-petition liabilities that were subject to compromise, which comprised substantially all of our debt. Upon our emergence from bankruptcy, we began accruing interest on the newly issued 13% senior secured pay-in-kind notes. The pay-in-kind notes were repaid in January 2005 and replaced with a $500 million term loan. The term loan was increased by $100 million on July 22, 2005. At December 31, 2005, the effective interest rate on the $600 million term loan was 6.6%, including the effect of interest rate swaps described below. The increase in interest expense resulting from our emergence from bankruptcy was partially offset by the capitalization of $8.7 million of interest during the year ended December 31, 2005. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of a new market. The amount of such capitalized interest depends on the particular markets being built out, the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. We expect capitalized interest to be significant during the build-out of our planned new markets.

During the year ended December 31, 2005, we completed the sale of 23 wireless licenses and substantially all of our operating assets in our Michigan markets for $102.5 million, resulting in a gain of $14.6 million. We also completed the sale of our Anchorage, Alaska and Duluth, Minnesota licenses for $10.0 million. No gain or loss was recorded on this sale as these licenses had already been written down to the agreed upon sales price.

During the year ended December 31, 2005, there were no reorganization items. Reorganization items for the year ended December 31, 2004 represented amounts incurred by the Predecessor Company as a direct result of the Chapter 11 filings and consisted primarily of the net gain on the discharge of liabilities, the cancellation of equity upon our emergence from bankruptcy, the application of fresh-start reporting, income from the settlement of pre-petition liabilities and interest income earned while we were in bankruptcy, partially offset by professional fees for legal, financial advisory and valuation services directly associated with our Chapter 11 filings and reorganization process.

During the year ended December 31, 2005, we recorded income tax expense of $21.2 million compared to income tax expense of $8.1 million for the year ended December 31, 2004. Income tax expense for the year ended December 31, 2004 consisted primarily of the tax effect of the amortization, for income tax purposes, of wireless licenses and tax-deductible goodwill related to deferred tax liabilities. During the year ended December 31, 2005, we recorded income tax expense at an effective tax rate of 41.4%. Despite the fact that we record a full valuation allowance on our deferred tax assets, we recognized income tax expense for the year because the release of valuation allowance associated with the reversal of deferred tax assets recorded in fresh-start reporting is recorded as a reduction of goodwill rather than as a reduction of income tax expense. The effective tax rate for 2005 was higher than the statutory tax rate due primarily to permanent items not deductible for tax purposes. We incurred tax losses for the year due to, among other things, tax deductions associated with the repayment of the 13% senior secured pay-in-kind notes and tax losses and reversals of deferred tax assets associated with the sale of wireless licenses and operating assets. We paid only minimal cash taxes for 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

At December 31, 2004, we had approximately 1,570,000 customers compared to approximately 1,473,000 customers at December 31, 2003. Gross customer additions for the years ended December 31, 2004 and 2003 were 808,000 and 735,000, respectively, and net customer additions (losses) during these periods were approximately 97,000 and (39,000), respectively. The weighted-average number of customers during the years ended December 31,

2004 and 2003 was approximately 1,529,000 and 1,479,000, respectively. At December 31, 2004, the total potential customer base covered by our networks in our 39 operating markets was approximately 26.7 million.

During the year ended December 31, 2004, service revenues increased $40.5 million, or 6%, compared to the year ended December 31, 2003. The increase in service revenues was due to a combination of the increase in net customers and an increase in average revenue per customer. Our basic Cricket service offers customers unlimited calls within their Cricket service area at a flat price and in November 2003 we added two other higher priced plans which include different levels of bundled features. In March 2004, we introduced a plan that provides unlimited local and long distance calling for a flat rate and also introduced a plan that provides discounts on additional lines added to an existing qualified account. Since their introduction, the higher priced service plans have represented a significant portion of our gross customer additions and have increased our average service revenue per subscriber. The increase in service revenues resulting from the higher priced service offerings for the year ended December 31, 2004, as compared to the year ended December 31, 2003, was partially offset by the impacts of increased promotional activity in 2004 and by the elimination of activation fees as an element of service revenue. Activation fees were included in service revenues for the first two quarters of fiscal 2003, until our adoption of Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” in July 2003, at which time they began to be included in equipment revenues.

During the year ended December 31, 2004, equipment revenues increased $34.2 million, or 32%, compared to the year ended December 31, 2003. Approximately $24.9 million of the increase in equipment revenues resulted from higher average net revenue per handset sold, of which higher prices contributed $15.9 million of the $24.9 million increase, and higher handset sales volumes contributed the remaining $9.0 million of the $24.9 million increase. The primary driver of the increase in revenue per handset sold was the implementation of a policy to increase handset prices commencing in the fourth quarter of 2003, offset in part by increases in promotional activity and in dealer compensation costs in 2004. Additionally, activation fees included in equipment revenue increased by $9.3 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the inclusion of activation fees in equipment revenue for all of 2004 versus only the last two quarters in 2003 as a result of our adoption of EITF Issue No. 00-21 in July 2003.

For the year ended December 31, 2004, cost of service decreased $6.9 million, or 3%, compared to the year ended December 31, 2003, even though service revenues increased by 6%. The decrease in cost of service resulted from a net decrease of $5.8 million in network-related costs, generally resulting from the renegotiation of several supply agreements during the course of our bankruptcy, a net decrease of $2.3 million in cell site costs as a result of our rejection of surplus cell site leases in the bankruptcy proceedings, and a $3.3 million reduction in property tax related to the decreased value of fixed assets as a result of the bankruptcy. These decreases were offset in part by increases of $2.1 million in employee-related costs and $6.1 million in software maintenance expenses.

For the year ended December 31, 2004, cost of equipment increased $7.3 million, or 4%, compared to the year ended December 31, 2003. Equipment costs increased by $22.5 million due primarily to increased handset sales volume and an increase in the average cost per handset as our sales mix shifted from moderately priced to higher end handsets. This increase in equipment cost was offset by cost-reduction initiatives in reverse logistics and other equipment-related activities of approximately $15.1 million.

For the year ended December 31, 2004, selling and marketing expenses increased $5.7 million, or 7%, compared to the year ended December 31, 2003. The increase in selling and marketing expenses was primarily due to increases of $6.0 million in employee and facility related costs. During the latter half of 2003 and throughout 2004, we invested in additional staffing and resources to improve the customer sales and service experience in our retail locations.

For the year ended December 31, 2004, general and administrative expenses decreased $23.8 million, or 15%, compared to the year ended December 31, 2003. The decrease in general and administrative expenses was primarily due to a decrease of $4.7 million in insurance costs and a reduction of $15.2 million in call center and billing costs resulting from improved operating efficiencies and cost reductions negotiated during the course of our bankruptcy, partially offset by a $2.9 million increase in employee-related expenses. In addition, for the year ended December 31, 2004, there was a decrease of $9.2 million in legal costs compared to the corresponding period in the prior year, primarily reflecting the classification of costs directly related to our bankruptcy filings and incurred after the Petition Date as reorganization expenses.

During the year ended December 31, 2004, depreciation and amortization expenses decreased $47.4 million, or 16%, compared to the year ended December 31, 2003. The decrease in depreciation expense was primarily due to the revision of the estimated useful lives of network equipment and the reduction in the carrying value of property and equipment as a result of fresh-start reporting at July 31, 2004. In addition, depreciation and amortization expense for the year ended December 31, 2004 included amortization expense of $14.5 million related to identifiable intangible assets recorded upon the adoption of fresh-start reporting.

During the year ended December 31, 2004, interest expense decreased $62.6 million, or 75%, compared to the year ended December 31, 2003. The decrease in interest expense resulted from the application of SOP 90-7 which required that, commencing on the Petition Date, we cease to accrue interest and amortize debt discounts and debt issuance costs on pre-petition liabilities that were subject to compromise. As a result, we ceased to accrue interest and to amortize our debt discounts and debt issuance costs for our senior notes, senior discount notes, senior secured vendor credit facilities, note payable to GLH, Inc. and Qualcomm term loan. Upon our emergence from bankruptcy, we began accruing interest on the newly issued 13% senior secured pay-in-kind notes. The 13% notes were refinanced in January 2005 and replaced with a $500 million term loan that accrues interest at a variable rate.

During the year ended December 31, 2004, reorganization items consisted primarily of $5.0 million of professional fees for legal, financial advisory and valuation services and related expenses directly associated with our Chapter 11 filings and reorganization process, partially offset by $2.1 million of income from the settlement of certain pre-petition liabilities, and $1.4 million of interest income earned while we were in bankruptcy, with the balance of $963.9 million attributable to net gain on the discharge of liabilities, the cancellation of equity upon our emergence from bankruptcy and the application of fresh-start reporting.

For the year ended December 31, 2004, income tax expense remained consistent with the year ended December 31, 2003. Deferred income tax expense related to the tax effect of the amortization, for income tax purposes, of wireless licenses decreased as a result of the conversion of certain license-related deferred tax liabilities to deferred tax assets upon the revaluation of the book bases of our wireless licenses in fresh-start reporting. This decrease was largely offset by the tax effect of the amortization, for income tax purposes, of tax-deductible goodwill which arose in connection with the adoption of fresh-start reporting as of July 31, 2004.

Summary of Quarterly Results of Operations

The following table presents our unaudited condensed consolidated quarterly statement of operations data for 2005 and for the three months ended March 31, 2006 and June 30, 2006 (in thousands). It has been derived from our unaudited consolidated financial statements which have been restated for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 to reflect adjustments that are further discussed in Note 3 to the audited annual consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2005	2005	2005	2005	2006	2006
	(As Restated)	(As Restated)	(As Restated)
Revenues:
Service revenues	$185,981	$189,704	$193,675	$194,320	$215,840	$230,786
Equipment revenues	42,389	37,125	36,852	34,617	50,848	37,068

Total revenues	228,370	226,829	230,527	228,937	266,688	267,854

Operating expenses:
Cost of service (exclusive of items shown separately below)	(50,197)	(49,608)	(50,304)	(50,321)	(55,204)	(60,255)
Cost of equipment	(49,178)	(42,799)	(49,576)	(50,652)	(58,886)	(52,081)
Selling and marketing	(22,995)	(24,810)	(25,535)	(26,702)	(29,102)	(35,942)
General and administrative	(36,035)	(42,423)	(41,306)	(39,485)	(49,582)	(46,576)
Depreciation and amortization	(48,104)	(47,281)	(49,076)	(51,001)	(54,036)	(53,337)
Impairment of indefinite-lived intangible assets	—	(11,354)	(689)	—	—	(3,211)

Total operating expenses	(206,509)	(218,275)	(216,486)	(218,161)	(246,810)	(251,402)
Gain (loss) on sale of wireless licenses and operating assets	—	—	14,593	(6)	—	—

Operating income	21,861	8,554	28,634	10,770	19,878	16,452
Minority interest in loss of consolidated subsidiary	—	—	—	(31)	(75)	(134)
Interest income	1,903	1,176	2,991	3,887	4,194	5,533
Interest expense	(9,123)	(7,566)	(6,679)	(6,683)	(7,431)	(8,423)
Other income (expense), net	(1,286)	(39)	2,352	396	535	(5,918)

Income before income taxes and cumulative effect of change in accounting principle	13,355	2,125	27,298	8,339	17,101	7,510
Income taxes	(5,839)	(1,022)	(10,901)	(3,389)	—	—

Income before cumulative effect of change in accounting principle	7,516	1,103	16,397	4,950	17,101	7,510
Cumulative effect of change in accounting principle	—	—	—	—	623	—

Net income	$7,516	$1,103	$16,397	$4,950	$17,724	$7,510

The following table presents the Predecessor and Successor Companies’ unaudited combined condensed consolidated quarterly statement of operations data for 2004 (in thousands). It has been derived from our unaudited consolidated financial statements which have been restated for the interim periods for the two months ended September 30, 2004 and the three months ended December 31, 2004 to reflect adjustments that are further discussed in Note 3 to the audited annual consolidated financial statements included elsewhere in this prospectus. For purposes of this discussion, the financial data for the three months ended September 30, 2004 presented below represents the combination of the Predecessor and Successor Companies’ results for that period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
				(As Restated)

Revenues:
Service revenues	$169,051	$172,025	$170,386	$172,636
Equipment revenues	37,771	33,676	36,521	33,941

Total revenues	206,822	205,701	206,907	206,577

Operating expenses:
Cost of service (exclusive of items shown separately below)	(48,000)	(47,827)	(51,034)	(46,275)
Cost of equipment	(43,755)	(40,635)	(44,153)	(51,019)
Selling and marketing	(23,253)	(21,939)	(23,574)	(23,169)
General and administrative	(38,610)	(33,922)	(30,689)	(35,403)
Depreciation and amortization	(75,461)	(76,386)	(55,820)	(45,777)

Total operating expenses	(229,079)	(220,709)	(205,270)	(201,643)
Gain on sale of wireless licenses and operating assets	—	—	532	—

Operating income (loss)	(22,257)	(15,008)	2,169	4,934
Interest income	—	—	608	1,204
Interest expense	(1,823)	(1,908)	(6,009)	(11,049)
Other income (expense), net	19	(615)	458	(272)

Loss before reorganization items and income taxes	(24,061)	(17,531)	(2,774)	(5,183)
Reorganization items, net	(2,025)	1,313	963,156	—

Income (loss) before income taxes	(26,086)	(16,218)	960,382	(5,183)
Income taxes	(1,944)	(1,927)	(2,851)	(1,374)

Net income (loss)	$(28,030)	$(18,145)	$957,531	$(6,557)

Performance Measures

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures with several customer-focused performance metrics that are widely used in the telecommunications industry. These metrics include average revenue per user per month (ARPU), which measures service revenue per customer; cost per gross customer addition (CPGA), which measures the average cost of acquiring a new customer; cash costs per user per month (CCU), which measures the non-selling cash cost of operating our business on a per customer basis; and churn, which measures turnover in our customer base. CPGA and CCU are non-GAAP financial measures. A non-GAAP financial measure, within the meaning of Item 10 of Regulation S-K promulgated by the SEC, is a numerical measure of a company’s financial performance or cash flows that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of CPGA and CCU to the most directly comparable GAAP financial measures.

ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently.

CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers. Other companies may calculate this measure differently.

CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers. Other companies may calculate this measure differently.

Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers. Other companies may calculate this measure differently.

The following tables show quarterly and annual metric information for 2005, 2004 and quarterly information for the three months ended March 31, 2006 and June 30, 2006. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. For purposes of this discussion, the financial data for the three months ended September 30, 2004 presented below represents the combination of the Predecessor and Successor Companies’ results for that period.

					Three Months
	Three Months Ended			Year Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,	June 30,
	2005	2005	2005	2005	2006	2006

ARPU	$39.24	$40.22	$39.74	$39.56	$41.87	$42.97
CPGA	$138	$142	$158	$142	$130	$198
CCU	$18.43	$19.52	$18.67	$18.89	$19.57	$19.18
Churn	3.9%	4.4%	4.1%	3.9%	3.3%	3.6%

					Three Months
	Three Months Ended			Year Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,
	2004	2004	2004	2004	2005

ARPU	$37.28	$36.97	$37.29	$37.28	$39.03
CPGA	$141	$141	$159	$142	$128
CCU	$18.47	$18.38	$18.74	$18.91	$18.94
Churn	3.7%	4.5%	4.1%	3.9%	3.3%

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures, as described above, that are not calculated based on GAAP. Certain of these financial measures are considered “non-GAAP” financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

CPGA — The following tables reconcile total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA (in thousands, except gross customer additions and CPGA):

					Three Months
	Three Months Ended			Year Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,	June 30,
	2005	2005	2005	2005	2006	2006

Selling and marketing expense	$24,810	$25,535	$26,702	$100,042	$29,102	$35,942
Less share-based compensation expense included in selling and marketing expense	(693)	(203)	(125)	(1,021)	(327)	(473)
Plus cost of equipment	42,799	49,576	50,652	192,205	58,886	52,081
Less equipment revenue	(37,125)	(36,852)	(34,617)	(150,983)	(50,848)	(37,068)
Less net loss on equipment transactions unrelated to initial customer acquisition	(3,484)	(4,917)	(3,775)	(16,188)	(521)	(412)

Total costs used in the calculation of CPGA	$26,307	$33,139	$38,837	$124,055	$36,292	$50,070
Gross customer additions	191,288	233,699	245,817	872,271	278,370	253,033

CPGA	$138	$142	$158	$142	$130	$198

					Three Months
	Three Months Ended			Year Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,
	2004	2004	2004	2004	2005

Selling and marketing expense	$21,939	$23,574	$23,169	$91,935	$22,995
Less share-based compensation expense included in selling and marketing expense	—	—	—	—	—
Plus cost of equipment	40,635	44,153	51,019	179,562	49,178
Less equipment revenue	(33,676)	(36,521)	(33,941)	(141,909)	(42,389)
Less net loss on equipment transactions unrelated to initial customer acquisition	(3,453)	(2,971)	(5,090)	(15,181)	(4,012)

Total costs used in the calculation of CPGA	$25,445	$28,235	$35,157	$114,407	$25,772
Gross customer additions	180,128	200,315	220,484	807,868	201,467

CPGA	$141	$141	$159	$142	$128

CCU — The following tables reconcile total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended			Year Ended	Three Months Ended
	June 30,	September 30,	December 31,	December 31,	March 31,	June 30,
	2005	2005	2005	2005	2006	2006

Cost of service	$49,608	$50,304	$50,321	$200,430	$55,204	$60,255
Plus general and administrative expense	42,423	41,306	39,485	159,249	49,582	46,576
Less share-based compensation expense included in cost of service and general and administrative expense	(6,436)	(2,518)	(2,270)	(11,224)	(4,399)	(4,215)
Plus net loss on equipment transactions unrelated to initial customer acquisition	3,484	4,917	3,775	16,188	521	412

Total costs used in the calculation of CCU	$89,079	$94,009	$91,311	$364,643	$100,908	$103,028
Weighted-average number of customers	1,611,524	1,605,222	1,630,011	1,608,782	1,718,349	1,790,232

CCU	$18.43	$19.52	$18.67	$18.89	$19.57	$19.18

					Three Months
	Three Months Ended			Year Ended	Ended
	June 30,	September 30,	December 31,	December 31,	March 31,
	2004	2004	2004	2004	2005

Cost of service	$47,827	$51,034	$46,275	$193,136	$50,197
Plus general and administrative expense	33,922	30,689	35,403	138,624	36,035
Less share-based compensation expense included in cost of service and general and administrative expense	—	—	—	—	—
Plus net loss on equipment transactions unrelated to initial customer acquisition	3,453	2,971	5,090	15,181	4,012

Total costs used in the calculation of CCU	$85,202	$84,694	$86,768	$346,941	$90,244
Weighted-average number of customers	1,537,957	1,536,314	1,543,362	1,529,020	1,588,372

CCU	$18.47	$18.38	$18.74	$18.91	$18.94

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments, cash generated from operations, cash available from borrowings under our $200 million revolving credit facility (which was undrawn at June 30, 2006), our bridge loan facility, and any proceeds we may receive from physical settlement of our forward sale agreements entered into in connection with Leap’s underwritten public offering in August 2006. At June 30, 2006, we had a total of approximately $610 million in unrestricted cash, cash equivalents and short-term investments. On June 16, 2006, we replaced our previous $710 million senior secured credit facility with a new amended and restated senior secured credit facility consisting of a $900 million term loan and a $200 million revolving credit facility (which was undrawn at June 30, 2006). The replacement term loan generated proceeds of approximately $307 million, after repayment of the principal balances of the old term loans and prior to the payment of fees and expenses. From time to time, we may also generate additional liquidity through the sale of assets that are not material to or are not required for the ongoing operation of our business. We believe that our existing unrestricted cash, cash equivalents and short-term investments, liquidity under our revolving credit facility and our anticipated cash flows from operations will be sufficient to meet the projected operating and capital requirements for our existing business, including the build-out and launch of the wireless licenses that we, ANB 1 License and LCW Wireless have acquired, and the acquisition of, and the build-out and initial operating costs for, the wireless licenses that we have agreed to acquire in North and South Carolina.

We are seeking opportunities to enhance our current market clusters and expand into new geographic markets by acquiring additional spectrum. From time to time, we may purchase spectrum and related assets from third parties, such as our pending license acquisitions in North and South Carolina. We are also participating as a bidder in Auction #66, directly through a wholly owned subsidiary and indirectly through Denali License, an entity in which we own an indirect 82.5% non-controlling interest. In our recent purchases of wireless licenses, we have focused on areas that we believe present attractive growth prospects for our service offering based on our analysis of demographic, economic and other factors. We also believe that we have been financially disciplined with respect to prices we were willing to pay for such licenses. We expect to employ a similar approach to target markets and acquisition prices with respect to our potential purchases of licenses in Auction #66. See “Business — Our Plans for Auction #66.”

We currently expect to use approximately $200 million of the $307 million of term loan proceeds to finance purchases of licenses in Auction #66 and/or the related build-out and initial operating costs for such licenses. In anticipation of our participation in Auction #66, we obtained a new $850 million bridge loan facility to expand our access to sources of capital. This facility allows us, subject to certain conditions, including the absence of certain material adverse changes, to borrow additional capital, as needed, to finance the purchase of licenses in Auction #66 and a portion of the related build-out and initial operating costs of such licenses. However, depending on the prices of licenses in the auction, especially if license prices are attractive, we may increase the commitments under the bridge loan facility by up to $100 million in the aggregate. For a description of our new Bridge Agreement, see “— Unsecured Bridge Loan Facility” below. Following the completion of Auction #66, when the capital requirements associated with our auction activity will be clearer, we expect to repay the bridge loan with proceeds from one or more offerings of unsecured debt securities, convertible debt securities and/or equity securities (which may include proceeds received upon settlement of our forward sale agreements), although we cannot assure you that such financings will be available to us on acceptable terms or at all. In August 2006, we entered into forward sale agreements in connection with an underwritten public offering with respect to 6,440,000 shares of Leap common stock. The initial forward sale price per share of Leap common stock is $40.11. If these agreements are physically settled, then we will receive proceeds from the sale of common stock upon settlement, with the number of shares delivered at the settlement date, and thus the net proceeds from such sale, determined at the discretion of our management generally within twelve months after the effective date of such agreements, although we may be required to physically settle the forward sale agreements earlier under our Bridge Agreement. If the forward sale agreements are not physically settled, then depending on the price of Leap common stock at the time of settlement and the relevant settlement method, we may receive no proceeds from, or we may incur obligations as a result of, the settlement of the forward sale agreements. For a description of our forward sale agreements, see “Description of Capital Stock — Forward Sale Agreements” below.

Depending on which licenses, if any, we ultimately acquire in Auction #66, we may require significant additional capital in the future to finance the build-out and initial operating costs associated with such licenses. However, we generally do not intend to commence the build-out of any individual license until we have sufficient funds available to us to pay for all of the related build-out and initial operating costs associated with such license.

We cannot assure you that our bidding strategy will be successful in Auction #66 or that spectrum in the auction that meets our internally developed criteria for strategic expansion will be available to us at acceptable prices. Accordingly, we may not utilize all or a significant portion of the additional financing described above.

Operating Activities

Net cash provided by operating activities was $101.8 million during the six months ended June 30, 2006 compared to $108.5 million during the six months ended June 30, 2005. The decrease was primarily attributable to an increase in inventories for the six months ended June 30, 2006 due to the launch of our new markets as well as an increase in deposits and other assets, partially offset by higher net income (net of depreciation and amortization expense, share-based compensation expense and other non-cash expenses).

Cash provided by operating activities was $308.2 million during the year ended December 31, 2005 compared to cash provided by operating activities of $190.4 million during the year ended December 31, 2004. The increase was primarily attributable to higher net income (net of income from reorganization items, depreciation and amortization expense and non-cash stock-based compensation expense) and the timing of payments on accounts payable in the year ended December 31, 2005, partially offset by interest payments on Cricket’s 13% senior secured pay-in-kind notes and FCC debt.

Cash provided by operating activities was $190.4 million during the year ended December 31, 2004 compared to cash provided by operating activities of $44.4 million during the year ended December 31, 2003. The increase was primarily attributable to a decrease in the net loss, partially offset by adjustments for non-cash items including depreciation, amortization and non-cash interest expense of $92.0 million, a $55.6 million reduction in changes in working capital compared to the corresponding period of the prior year and a decrease of $109.6 million in cash used for reorganization activities. Cash used for reorganization items consisted primarily of a cash payment to the Leap Creditor Trust in accordance with the Plan of Reorganization of $1.0 million and payments of $8.0 million for professional fees for legal, financial advisory and valuation services directly associated with our Chapter 11 filings and reorganization process, partially offset by $2.0 million of cash received from vendor settlements (net of cure payments) made in connection with assumed and settled executory contracts and leases and $1.5 million of interest income earned during the bankruptcy.

Investing Activities

Net cash used in investing activities was $146.8 million during the six months ended June 30, 2006 compared to $245.1 million during the six months ended June 30, 2005. The decrease was due primarily to a decrease in purchases of wireless licenses, partially offset by an increase in purchases of property and equipment.

Cash used in investing activities was $332.1 million during the year ended December 31, 2005 compared to $96.6 million during the year ended December 31, 2004. This increase was due primarily to an increase in payments by subsidiaries of Cricket and ANB 1 for the purchase of wireless licenses totaling $244.0 million, an increase in purchases of property and equipment of $125.3 million, and a decrease in restricted investment activity of $22.6 million, partially offset by a net increase in the sale of investments of $65.7 million and proceeds from the sale of wireless licenses and operating assets of $106.8 million.

Cash used in investing activities was $96.6 million during the year ended December 31, 2004, compared to $56.5 million for the year ended December 31, 2003, and consisted primarily of the sale and maturity of investments of $90.8 million, a net decrease in restricted investments of $22.3 million and net proceeds from the sale of wireless licenses of $2.0 million, partially offset by the purchase of investments of $134.5 million and the purchase of property and equipment of $77.2 million.

Financing Activities

Net cash provided by financing activities was $305.0 million during the six months ended June 30, 2006 compared to $77.8 million during the six months ended June 30, 2005. This increase was due primarily to the net proceeds from the $900 million term loan under the Credit Agreement.

Cash provided by financing activities during the year ended December 31, 2005 was $175.8 million, which consisted primarily of borrowings under our new term loan of $600.0 million, less amounts which were used to repay the FCC debt of $40.0 million, to repay the pay-in-kind notes of $372.7 million, to make quarterly payments under the term loan totaling $5.5 million and to pay debt issuance costs of $7.0 million.

Cash used in financing activities during the year ended December 31, 2004 was $36.7 million, which consisted of the partial repayment of the FCC indebtedness upon our emergence from bankruptcy.

Senior Secured Credit Facility

Long-term debt as of June 30, 2006 consisted of our Credit Agreement, which included a $900 million fully-drawn term loan and an undrawn $200 million revolving credit facility available until June 2011. Under our Credit Agreement, the term loan bears interest at the London Interbank Offered Rate (LIBOR) plus 2.75 percent, with interest periods of one, two, three or six months, or bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Outstanding borrowings under the term loan must be repaid in 24 quarterly payments of $2.25 million each, commencing September 30, 2006, followed by four quarterly payments of $211.5 million each, commencing September 30, 2012.

The maturity date for outstanding borrowings under our revolving credit facility is June 16, 2011. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under the Credit Agreement. The commitment fee on the revolving credit facility is payable quarterly at a rate of between 0.25 and 0.50 percent per annum, depending on our consolidated senior secured leverage ratio. Borrowings under the revolving credit facility would currently accrue interest at LIBOR plus 2.75 percent or the bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on our consolidated senior secured leverage ratio.

The facilities under the Credit Agreement are guaranteed by Leap and all of its direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and our joint venture entities) and are secured by substantially all of the present and future personal property and owned real property of Leap, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, we are subject to certain limitations, including limitations on our ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; and pay dividends and make certain other restricted payments. In addition, we will be required to pay down the facilities under certain circumstances if we issue debt, sell assets or property, receive certain extraordinary receipts or generate excess cash flow (as defined in the Credit Agreement). We are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge ratio. In addition to investments in joint ventures relating to Auction #66, the Credit Agreement allows us to invest up to $325 million in ANB 1 and ANB 1 License, up to $85 million in LCW Wireless, and up to $150 million plus an amount equal to an available cash flow basket in other joint ventures, and allows us to provide limited guarantees for the benefit of ANB 1 License, LCW Wireless and other joint ventures.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a director of Leap) participated in the syndication of the Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with their participation.

The terms of the Credit Agreement require us to enter into interest rate hedging agreements in an amount equal to at least 50% of our outstanding indebtedness by December 31, 2006. In April 2005 we entered into interest rate swap agreements with respect to $250 million of our debt. These swap agreements effectively fix the interest rate on $250 million of the outstanding indebtedness at 6.7% through June 2007. In July 2005, we entered into another interest rate swap agreement with respect to a further $105 million of our outstanding indebtedness. This swap agreement effectively fixes the interest rate on $105 million of the outstanding indebtedness at 6.8% through June 2009. The $6.8 million fair value of the swap agreements at June 30, 2006 was recorded in other assets in our condensed consolidated balance sheet.

Unsecured Bridge Loan Facility

On August 8, 2006, we entered into the Bridge Agreement consisting of an unsecured $850 million bridge loan facility, available until the earlier of March 31, 2007 and 15 days after the date payment is required in full to the FCC for wireless licenses acquired in Auction #66. The commitments under the bridge loan facility may be increased by up to $100 million prior to the first borrowing. We are permitted to make up to three borrowings under the bridge loan facility, subject to meeting specified conditions to funding (including conditions regarding the absence of certain material adverse changes). The primary use of proceeds of the bridge loan facility is to fund payments to the FCC for any wireless licenses that a wholly owned subsidiary of Cricket or Denali License may acquire in Auction #66. A portion of the proceeds may also be used to fund costs and expenses incurred in connection with the build-out of such wireless licenses, if any, transaction fees and expenses, and, subject to lender approval, general corporate purposes.

Under the Bridge Agreement, borrowings bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75% per annum or the bank base rate plus 1.75% per annum, as selected by Cricket, which rate increases by 0.50% per annum every 60 days after the first borrowing until the date which is 180 days after such date, and increases by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). If all borrowings under the bridge loan facility have not been repaid on the first anniversary of the first borrowing, then, unless a bankruptcy or payment default has occurred, the outstanding principal amount of the bridge loans will be automatically converted into extended term loans maturing in December 2013. Lenders may elect to exchange all or a portion of their extended term loans for senior unsecured exchange notes, which will be governed by an exchange indenture. Extended term loans and exchange notes will bear interest at a rate equal to the rate borne by the bridge loans immediately prior to the conversion plus 0.50% per annum, which rate shall increase by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). Lenders also have the option to require exchange notes to bear interest at a fixed rate, to be set forth in the exchange indenture.

The bridge loan facility is guaranteed by Leap and all of its direct and indirect wholly owned domestic subsidiaries other than Cricket. Under the Bridge Agreement, Leap and its subsidiaries are subject to limitations substantially similar to those under our Credit Agreement, see “— Senior Secured Credit Facility” above. In addition, Leap and its subsidiaries will be required, to the extent permitted under the Credit Agreement, to pay down the facilities under certain circumstances if they issue equity or debt or sell assets, or in the event of a change of control. Leap and its subsidiaries are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio.

In addition, unless such amounts are paid to the FCC for wireless licenses acquired in Auction #66, the Bridge Agreement requires us to physically settle approximately $8.3 million of the forward sales (being an amount equal to the total amount of gross proceeds we would receive upon full physical settlement of the forward sales less $250 million) to prepay any outstanding bridge loans following the date that full payment is required to the FCC for any wireless licenses acquired in Auction #66. In addition, if outstanding bridge loans at such time exceed $600 million, we are required to physically settle a portion of the forward sales and to prepay the proceeds to reduce the outstanding borrowings to $600 million, unless such amounts are paid to the FCC for wireless licenses acquired in Auction #66 or unless we elect not to prepay the bridge loans, in which case we must physically settle the forward sale agreements (but without obligation to prepay the bridge loans with such proceeds) if the bridge loans have not been refinanced within 60 days after the earlier of such date and April 30, 2007.

Capital Expenditures and Other Asset Acquisitions and Dispositions

Capital Expenditures.  As of the date of this prospectus, we, ANB 1 License and LCW Wireless currently expect to incur between $525 million and $585 million in capital expenditures, including capitalized interest, for the year ending December 31, 2006.

During the six months ended June 30, 2006, we and ANB 1 License incurred $187.0 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless networks, (ii) costs associated with the build-out of our new markets, (iii) costs incurred by ANB 1 License in connection with the build-out of its new markets, and (iv) expenditures for EV-DO technology.

During the year ended December 31, 2005, we and ANB 1 License incurred $200.0 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless networks, (ii) the build-out and launch of the Fresno, California market and the related expansion and network change-out of our existing Visalia and Modesto/Merced markets, (iii) costs associated with the build-out of our new markets, (iv) costs incurred by ANB 1 License in connection with the build-out of its new markets, and (v) initial expenditures for EV-DO technology.

Auction #58 Properties and Build-Out.  In May 2005, we purchased four wireless licenses covering approximately 11.3 million POPs in the FCC’s Auction #58 for $166.9 million. In September 2005, ANB 1 License purchased nine wireless licenses covering approximately 10.2 million POPs in Auction #58 for $68.2 million. As of the date of this prospectus, we have launched two of the four markets we purchased in Auction #58, and ANB 1 License has launched all of its Auction #58 markets.

Arrangements with Denali.  In May 2006, Cricket and Denali Spectrum Manager, LLC, or DSM, formed Denali as a joint venture to participate (through its wholly owned subsidiary Denali License) in Auction #66 as a “very small business” designated entity under FCC regulations. In July 2006, Cricket and DSM entered into an amended and restated limited liability company agreement, referred to in this prospectus as the Denali LLC Agreement, under which Cricket and DSM made equity investments of approximately $7.6 million and $1.6 million, respectively, in Denali. We own an 82.5% non-controlling membership interest in Denali, and DSM owns a 17.5% controlling membership interest in Denali. DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for our benefit. Cricket and DSM have agreed to make equity investments at the conclusion of the auction such that Cricket’s and Denali’s total equity investments will be equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of the wireless licenses, if any, that Denali License acquires in Auction #66. In addition, Cricket and Denali have agreed to make further equity investments on the first anniversary of the conclusion of the auction in an amount equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of such wireless licenses, up to a specified maximum amount.

In July 2006, Cricket entered into a senior secured credit agreement with Denali License and Denali under which Cricket has agreed to loan to Denali License up to $203.8 million to fund the payment of the net winning bids for licenses for which Denali License is the winning bidder in Auction #66. Cricket has also agreed to loan to Denali License an amount equal to $1.50 times the aggregate number of potential customers covered by all licenses for which Denali License is the winning bidder to fund a portion of the costs of the construction and operation by Denali License of wireless networks using such licenses. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest is due on the tenth anniversary of the date on which the last license is awarded to Denali License in Auction #66. However, if DSM makes an offer to sell its membership interest in Denali to Cricket under the Denali LLC Agreement (and Cricket accepts such offer), then all outstanding principal and accrued interest under the credit agreement will become due upon the first business day following the date on which Cricket has paid DSM the offer price for its membership interests in Denali. Denali License may prepay loans under the credit agreement at any time without premium or penalty. The obligations of Denali License and Denali under the credit agreement are secured by all of the personal property, fixtures and owned real property of Denali License and Denali, subject to certain permitted liens.

Other Acquisitions and Dispositions.  In June 2005, we completed the purchase of a wireless license to provide service in Fresno, California and related assets for $27.6 million. We launched service in Fresno on August 2, 2005.

In August 2005, we completed the sale of 23 wireless licenses and substantially all of the operating assets in our Michigan markets for $102.5 million, resulting in a gain of $14.6 million. We had not launched commercial operations in most of the markets covered by the licenses sold.

In December 2005, we completed the sale of non-operating wireless licenses in Anchorage, Alaska and Duluth, Minnesota covering 0.9 million POPs for $10.0 million. During the second quarter of fiscal 2005, we recorded impairment charges of $11.4 million to adjust the carrying values of these licenses to their estimated fair values, which were based on the agreed upon sales prices.

In March 2006, we entered into an agreement with a debtor-in-possession for the purchase of 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million. Completion of this transaction is subject to customary closing conditions, including FCC approval and the receipt of an FCC order agreeing to extend certain build-out requirements with respect to certain of the licenses. Although we expect to receive such approvals and order and to satisfy the other conditions, we cannot assure you that such approvals and order will be granted or that the other conditions will be satisfied.

In June 2006, we entered into three agreements to sell six wireless licenses covering areas in which we were not offering commercial service for an aggregate sales price of $12.9 million. Completion of these transactions is subject to customary closing conditions, including FCC approval. During the second quarter of 2006, we recorded impairment charges of $3.2 million to adjust the carrying values of four of the licenses to their estimated fair values, which were based on the agreed upon purchase prices.

In July 2006, we sold our wireless licenses and operating assets in our Toledo and Sandusky, Ohio markets in exchange for approximately $28 million in cash and an equity interest in LCW Wireless, a designated entity which owns a wireless license in the Portland, Oregon market. We also contributed to LCW Wireless approximately $21 million in cash and two wireless licenses in Eugene and Salem, Oregon and related operating assets, resulting in Cricket owning a 72% non-controlling equity interest in LCW Wireless. See “Business — Arrangements with LCW Wireless” below for further discussion of our arrangements with LCW Wireless. We estimate that we will recognize a gain in the third quarter ending September 30, 2006 associated with the sale of the Toledo and Sandusky wireless licenses and operating assets.

In August 2006, we exchanged our wireless license in Grand Rapids, Michigan for a wireless license in Rochester, New York, to form a new market cluster with our existing Buffalo and Syracuse markets in upstate New York. These three licenses cover 3.1 million POPs.

Certain Contractual Obligations, Commitments and Contingencies

The table below summarizes information as of December 31, 2005 regarding certain of our future minimum contractual obligations for the next five years and thereafter (in thousands):

		Year Ended December 31,
	Total	2006	2007	2008	2009	2010	Thereafter

Long-term debt(1)	$594,444	$6,111	$6,111	$6,111	$6,111	$570,000	$—
Contractual interest(2)	186,897	40,562	40,545	40,527	40,219	25,044	—
Origination fees for ANB 1 investment(3)	4,700	2,000	1,000	1,000	700	—	—
Operating leases	310,701	48,381	35,628	33,291	31,231	30,033	132,137

Total	$1,096,742	$97,054	$83,284	$80,929	$78,261	$625,077	$132,137

(1)	Amounts shown for Cricket’s term loans include principal only. Interest on the term loans, calculated at the current interest rate, is stated separately. On June 16, 2006, we replaced our previous $710 million senior secured credit facility with a new senior secured credit facility consisting of a $900 million term loan and a $200 million revolving credit facility. On August 8, 2006, we entered into a bridge credit agreement for an $850 million bridge loan facility.

(2)	Contractual interest is based on the current interest rates in effect at December 31, 2005 for debt outstanding as of that date.

(3)	Reflects contractual obligation based on an amendment executed on January 9, 2006.

The table above does not include contractual obligations to purchase a minimum of $90.5 million of products and services from Nortel Networks Inc. from October 11, 2005 through October 10, 2008 and contractual obligations to purchase a minimum of $119 million of products and services from Lucent Technologies Inc. from October 1, 2005 through September 30, 2008. The table also does not include the contractual obligations to purchase wireless licenses in North and South Carolina for $31.8 million.

The table above also does not include the following contractual obligations relating to ANB 1: (1) Cricket’s obligation to loan to ANB 1 License up to $225.8 million in additional funds to finance the build-out and launch of its networks and working capital requirements, of which approximately $96.2 million was drawn at June 30, 2006, (2) Cricket’s obligation to pay $4.2 million plus interest to ANB if ANB exercises its right to sell its membership interest in ANB 1 to Cricket following the initial build-out of ANB 1 License’s wireless licenses, and (3) ANB 1 License’s obligation to purchase a minimum of $39.5 million and $6.0 million of products and services from Nortel Networks Inc. and Lucent Technologies Inc., respectively, over the same three year terms as those for Cricket.

The table above also does not include the following contractual obligations relating to LCW Wireless: (1) Cricket’s obligation to contribute approximately $3.0 million to LCW Wireless in the form of replacement network equipment, (2) Cricket’s obligation to pay up to $3.0 million to WLPCS if WLPCS exercises its right to sell its membership interest in LCW Wireless to Cricket, and (3) Cricket’s obligation to pay to CSM an amount equal to CSM’s pro rata share of the fair value of the outstanding membership interests in LCW Wireless, determined either through an appraisal or based on a multiple of Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless, if CSM exercises its right to sell its membership interest in LCW Wireless to Cricket.

The table above also does not include the following contractual obligations relating to Denali: (1) Cricket’s obligation to loan to Denali License up to approximately $204 million to finance the purchase of wireless licenses in Auction #66 and an additional amount equal to $1.50 times the aggregate number of POPs covered by any wireless licenses acquired by Denali License in such auction, and (2) Cricket’s obligation to pay an amount equal to DSM’s equity contributions in cash to Denali plus a specified return to DSM if DSM exercises its right to sell its membership interest in Denali to Cricket on or following the fifth anniversary of the initial grant to Denali License of any wireless licenses it acquires in Auction #66.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at June 30, 2006.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing what impact, if any, FIN No. 48 will have on our consolidated financial position or results of operations.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 became effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued Interpretation No. 47 which serves as an interpretation of FASB Statement No. 143, “Accounting for Conditional Asset Retirement Obligations”. FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under FIN No. 47, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development or through the normal operation of the asset. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN No. 47 was effective for the year ended December 31, 2005. Adoption of FIN No. 47 did not have a material effect on our consolidated financial position or results of operations for the year ended December 31, 2005.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.  As of June 30, 2006, we had $900 million in outstanding floating rate debt under our secured Credit Agreement. Changes in interest rates would not significantly affect the fair value of our outstanding indebtedness. The terms of our Credit Agreement require that we enter into interest rate hedging agreements in an amount equal to at least 50% of our outstanding indebtedness by December 31, 2006. We previously entered into interest rate swap agreements with respect to $250 million of our indebtedness in April 2005, and with respect to an additional $105 million of our indebtedness in July 2005. The swap agreements effectively fix the interest rate on $250 million of our indebtedness at 6.7% through June 2007, and on $105 million of our indebtedness at 6.8% through June 2009.

As of June 30, 2006, net of the effect of the interest rate swap agreements described above, our outstanding floating rate indebtedness totaled $545 million. The primary base interest rate is three month LIBOR. Assuming the outstanding balance on our floating rate indebtedness remains constant over a year, a 100 basis point increase in the interest rate would decrease pre-tax income and cash flow, net of the effect of the swap agreements, by approximately $5.5 million.

Hedging Policy.  Our policy is to maintain interest rate hedges when required by credit agreements. We do not currently engage in any hedging activities against foreign currency exchange rates or for speculative purposes.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in Leap’s reports filed pursuant to the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with participation by our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving the desired objectives. As required by SEC Rule 13a-15(b), in connection with filing Leap’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, our management conducted evaluations, with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2005, March 31, 2006 and June 30, 2006, the end of the periods covered by such reports. Based upon those evaluations, our CEO and CFO concluded that two control deficiencies which constituted material weaknesses, as discussed below, existed in our internal control over financial reporting as of December 31, 2005, March 31, 2006 and June 30, 2006. As a result of these material weaknesses, our CEO and CFO concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2005, March 31, 2006 and June 30, 2006.

In light of these material weaknesses, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the year ended December 31, 2005 and the five months ended December 31, 2004 (as restated), as well as our condensed consolidated financial statements for the interim period ended September 30, 2004 (as restated) and each of the quarters ended March 31, 2005 (as restated), June 30, 2005 (as restated), September 30, 2005 (as restated), March 31, 2006 and June 30, 2006, were presented in accordance with accounting principles generally accepted in the United States of America for such financial statements. Accordingly, our management believes that despite these material weaknesses, our consolidated financial statements for the year ended December 31, 2005 and five months ended December 31, 2004 (as restated), as well as our condensed consolidated financial statements for the interim period ended September 30, 2004 (as restated) and the quarters ended March 31, 2005 (as restated), June 30, 2005 (as restated), September 30,2005 (as restated), March 31, 2006 and June 30, 2006, are fairly presented, in all material respects, in accordance with generally accepted accounting principles.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over Leap’s financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our management’s assessment of internal control over financial reporting, our management identified the following material weaknesses as of December 31, 2005:

•	We did not maintain a sufficient complement of personnel with the appropriate skills, training and Leap-specific experience to identify and address the application of generally accepted accounting principles in complex or non-routine transactions. Specifically, we experienced staff turnover and an associated loss of Leap-specific experience within our accounting, financial reporting and tax functions. This control deficiency contributed to the material weakness described below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

•	We did not maintain effective controls over our accounting for income taxes. Specifically, we did not have adequate controls designed and in place to ensure the completeness and accuracy of the deferred income tax provision and the related deferred tax assets and liabilities and the related goodwill in conformity with generally accepted accounting principles. This control deficiency resulted in the restatement of our consolidated financial statements for the five months ended December 31, 2004 and the condensed consolidated financial statements for the two months ended September 30, 2004 and the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, as well as audit adjustments to the 2005 annual consolidated financial statements. This control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Based on our management’s assessment, and because of the material weaknesses described above, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2005, using the criteria established in Internal Control-Integrated Framework issued by the COSO.

Our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this prospectus.

Management’s Remediation Initiatives

We are in the process of actively addressing and remediating the material weaknesses in internal control over financial reporting described above. Elements of our remediation plan can only be accomplished over time.

In each fiscal quarter including and since September 30, 2004, we reported a material weakness related to insufficient staffing in the accounting, financial reporting and tax functions. We have taken the following actions to remediate the material weakness related to insufficient staffing in our accounting, financial reporting and tax functions:

•	We hired a new vice president, chief accounting officer in May 2005. This individual is a certified public accountant with over 19 years of experience as an accounting professional, including over 14 years of accounting experience with PricewaterhouseCoopers LLP. He possesses a strong background in technical accounting and the application of generally accepted accounting principles.

•	We hired a number of key accounting personnel since February 2005 that are appropriately qualified and experienced to identify and apply technical accounting literature, including several new directors and managers.

•	In June 2006, we hired a new director of tax to lead our tax function. This individual is a certified public accountant with over 19 years of experience as a tax professional, including over nine years with the tax practices of large public accounting firms. He possesses a strong background in interpreting and applying income tax accounting literature and preparing income tax provisions for public companies.

•	We used experienced qualified consultants to assist our management in addressing the application of generally accepted accounting principles in complex or non-routine transactions for the quarters ended March 31, 2006 and June 30, 2006 and the year ended December 31, 2005, and will continue to use such consultants in the future, as needed, to supplement our existing staff.

Based on the new leadership and management in the accounting and tax functions, our identification of certain of the historical errors in our accounting for income taxes, and the timely completion of the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005 and June 30, 2005, we believe that we have made substantial progress in addressing this material weakness as of June 30, 2006. We expect that this material weakness will be fully remediated once we have fully remediated the material weakness related to the accounting for income taxes, the new key accounting personnel have had sufficient time in their positions, and we demonstrate continued timely completion of our SEC reports.

We have taken the following actions to remediate the material weakness related to our accounting for income taxes:

•	In June 2006, we hired a new director of tax to lead our tax function. This individual is a certified public accountant with over 19 years of experience as a tax professional, including over nine years with the tax practices of large public accounting firms. He possesses a strong background in interpreting and applying income tax accounting literature and preparing income tax provisions for public companies.

•	As part of our 2005 annual income tax provision, we improved our internal control over income tax accounting to establish detailed procedures for the preparation and review of the income tax provision, including review by our chief accounting officer.

•	We used experienced qualified consultants to assist our management in interpreting and applying income tax accounting literature and preparing our income tax provision for the quarters ended March 31, 2006 and June 30, 2006 and the year ended December 31, 2005, and we may continue to use such consultants in the future to obtain access to as much income tax accounting expertise as we need.

As a result of the remediation initiatives described above, we identified certain of the errors that gave rise to the restatements of the consolidated financial statements for deferred income taxes. In addition, we prepared accurate and timely income tax provisions for the year ended December 31, 2005 and the first two quarters of fiscal 2006. Based on these remediation initiatives, we believe that we have made substantial progress in addressing this material weakness as of June 30, 2006. We expect that this material weakness will be fully remediated once the new leader of the tax department has had sufficient time in his position and we demonstrate continued accurate and timely preparation of our income tax provisions.

We had also reported that we had material weaknesses related to the application of lease-related accounting principles, fresh-start reporting and account reconciliation procedures as of December 31, 2004 and March 31, 2005. These material weaknesses were remediated during the quarter ended June 30, 2005.

BUSINESS

Leap is a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket” and “Jump Mobile” brands. Our Cricket service offers customers unlimited wireless service in their Cricket service area for a flat monthly rate without requiring a fixed-term contract or a credit check, and our new Jump Mobile service offers customers a per-minute prepaid service. Cricket and Jump Mobile services are offered by Leap’s wholly owned subsidiary Cricket. In addition, Cricket and Jump Mobile services are offered in certain markets by ANB 1 License, a wholly owned subsidiary of ANB 1, a designated entity in which Cricket owns a 75% non-controlling interest, and by LCW Wireless, a designated entity in which Cricket owns a 72% non-controlling interest. Although Cricket does not control these entities, it has agreements with them which allow Cricket to actively participate in the development of these markets and the provision of Cricket and Jump Mobile services in them.

Leap was formed as a Delaware corporation in June 1998. Leap’s shares began trading publicly in September 1998, and we launched our innovative Cricket service in March 1999.

On April 13, 2003, Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy. On that date, a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. See “— Chapter 11 Proceedings Under the Bankruptcy Code.”

On June 29, 2005, Leap became listed on the Nasdaq National Market under the symbol “LEAP.” Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends and distributions, if any, from its operating subsidiaries.

Cricket Business Overview

Cricket Service

At June 30, 2006, Cricket and Jump Mobile services were offered in 20 states in the U.S. and had approximately 1,836,000 customers. As of June 30, 2006, we and ANB 1 License owned wireless licenses covering a total of 70.0 million POPs in the aggregate, and our networks in our operating markets covered approximately 37.3 million POPs. ANB 1 License is a wholly owned subsidiary of ANB 1, an entity in which we own a 75% non-controlling interest. We are currently building out and launching the new markets that we, ANB 1 License and LCW Wireless have acquired, and we anticipate that our combined network footprint will cover 47 million or more POPs by the end of 2006 or early 2007.

We believe that our business model is different from most other wireless companies. Our services primarily target market segments underserved by traditional communications companies: our customers tend to be younger, have lower incomes and include a greater percentage of ethnic minorities. Our Cricket service allows customers to make and receive unlimited calls for a flat monthly rate, without a fixed-term contract or credit check. Most other wireless service providers offer customers a complex array of rate plans that may include additional charges for minutes above a set maximum. This approach may result in monthly service charges that are higher than their customers expect or may cause customers to use the services less than they desire to avoid higher charges. We have designed the Cricket service to appeal to customers who value unlimited mobile calling with a predictable monthly bill and who make the majority of their calls from within their Cricket service area. Results from our internal customer surveys indicate that approximately 50% of our customers use our service as their sole phone service and 90% as their primary phone service. We believe that our customers’ average minutes of use per month of 1,450 for the year ended December 31, 2005 is substantially above the U.S. wireless national carrier customer average.

Our premium Cricket service plan, which is our most popular service plan, offers customers unlimited local and domestic long distance service from their Cricket service area combined with unlimited use of multiple calling features and messaging services for a flat rate of $45 per month. More than 60% of Cricket customers as of June 30, 2006 subscribed to this premium plan, and a substantially higher percentage of new Cricket customers in the quarter ended June 30, 2006 purchased this plan. We also offer a basic service plan which allows customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area for $35 per month and an intermediate service plan which also includes unlimited long distance service for $40 per month. In 2005 we launched our first per-minute prepaid service, Jump Mobile, to bring Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to better target the urban youth market.

The majority of existing wireless customers in the U.S. subscribe to post-pay services that require credit approval and a contractual commitment from the subscriber for a period of at least one year, and include overage charges for call volumes in excess of a specified maximum. According to IDC, U.S. wireless penetration was approximately 75% at June 30, 2006. We believe that customers who require a significantly larger amount of voice usage than average, are price-sensitive, have lower credit scores or prefer not to enter into fixed-term contracts represent a large portion of the remaining growth potential in the U.S. wireless market. We believe our services appeal strongly to these customer segments. We believe that we are able to service these customers and generate significant OIBDA (operating income before depreciation and amortization) performance because of our high-quality networks and low customer acquisition and operating costs.

We sell our Cricket handsets and service primarily through two channels: Cricket’s own retail locations and kiosks (the direct channel); and authorized dealers and distributors, including premier dealers, local market authorized dealers, national retail chains and other indirect distributors (the indirect channel). Premier dealers are independent dealers that sell Cricket products, usually exclusively, in stores that look and function similar to our company-owned stores, enhance the in-store experience for customers and level of customer service and expand our brand presence within a market. As of June 30, 2006, we and ANB 1 License had 117 direct locations and 1,823 indirect distributors, including 450 premier dealers. Premier dealers tend to generate significantly more business than other indirect dealers, and we plan to continue to significantly expand the number of premier dealer locations in 2006. Our direct sales locations were responsible for approximately 32% of our gross customer additions in 2005. We place our direct and indirect retail locations strategically to focus on our target customer demographic and provide the most efficient market coverage while minimizing cost. As a result of our product design and cost-efficient distribution system, we have been able to achieve a cost per gross customer addition (CPGA), which measures the average cost of acquiring a new customer, that is significantly lower than most of our competitors.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. By building or enhancing market clusters, we are able to increase the size of our unlimited Cricket service area for our customers, while leveraging our existing network investments to improve our economic returns. An example of our market-cluster strategy is the Fresno, California market we launched in 2005 to complement the adjacent Visalia and Modesto, California markets, which doubled the covered POPs in our Central Valley cluster. We are also strategically expanding into new markets that meet our internally developed customer demographics and population density criteria. An example of this strategy is the license for the San Diego, California market that we acquired in the FCC’s Auction #58. We believe that we will be able to offer Cricket service on a cost-competitive basis in this market and the other markets we acquired in Auction #58. We, ANB 1 License and LCW Wireless have launched 11 markets in 2006, and we currently expect to launch additional markets by the end of 2006. In addition, we are currently participating (directly through a wholly owned subsidiary and indirectly through Denali License, an entity in which we own an indirect 82.5% non-controlling interest) as a bidder in Auction #66.

Our Business Strengths

•	Simple, Yet Differentiated, Service. Our service plans are designed to attract customers by offering simple, predictable and affordable wireless services that are a competitive alternative to traditional wireless and wireline services. Unlike traditional wireless service providers, we offer high-quality service on a flat-rate, unlimited-usage basis, without requiring fixed-term contracts, early termination fees or credit checks, providing a “high value/low price” proposition for customers.

•	Proven Business Model. Our business model has enabled us to achieve significant growth in our subscriber numbers in our existing markets, allowing us to spread our fixed costs over a growing customer base. Over the last eighteen months, we also have experienced significant growth in our average revenue per user (ARPU), while maintaining customer acquisition and operation costs that are among the lowest in the industry. As a result, we are able to generate substantial cash flow in our existing markets. For example, our new Fresno, California market, which we launched in August 2005, generated positive market level OIBDA for each of the three months ended March 31, 2006 and June 30, 2006.

•	Low-Cost Provider. Our business model is designed to provide service to customers at a cost significantly lower than most of our competitors, enabling us to achieve attractive economics. We minimize capital costs by engineering our high-quality, efficient networks to cover only the areas of our markets where most of our potential customers live, work and play. We reduce general operating costs through our efficiently designed networks that focus on densely populated areas, lean overhead structure, “fast follower” approach that reduces development costs, streamlined billing procedures and control of customer care expenses. We maintain low customer acquisition costs through our focused sales and marketing, low handset subsidies and cost-effective distribution strategies. As a result, we achieved a CCU of $18.89 and $19.18 for the year ended December 31, 2005, and the three months ended June 30, 2006, respectively, which we believe compares favorably to the U.S. wireless national carrier industry average CCU. In addition, we achieved a CPGA of $142 and $198 for the year ended December 31, 2005, and the three months ended June 30, 2006, respectively, which we believe compares favorably to the U.S. wireless national carrier industry average CPGA.

•	Attractive Growth Prospects. We believe that our business model is highly scalable, with the potential to generate increased cash flow over time by increasing penetration in our existing markets, building and enhancing market clusters and selectively investing in new strategic markets that reflect our target customer demographics and other internal criteria for expansion.

•	High-Quality Networks. We have deployed in each of our markets a 100% CDMA 1xRTT network that delivers high capacity and outstanding quality at a low cost that can be easily upgraded to support enhanced capacity. We expect to deploy CDMA2000® 1xEV-DO technology in most existing and new markets to support next generation high-speed data services, such as mobile content, location-based services and high-quality music downloads at speeds of up to 2.4 Megabits per second. Our networks have regularly been ranked by third party surveys commissioned by us as one of the top networks within the advertised coverage area in the markets Cricket serves.

Our Business Strategy

•	Target Underserved Customer Segments. Our services are targeted primarily toward market segments underserved by traditional communications companies. On average, our customers tend to be younger and have lower incomes than the customers of other wireless carriers. Moreover, our customer base also reflects a greater percentage of ethnic minorities than those of the national carriers. We believe these underserved market segments are among the fastest growing population segments in the U.S. According to IDC, U.S. wireless penetration was approximately 75% at June 30, 2006. We believe that the majority of existing wireless customers subscribe to post-pay services that require credit approval and a contractual commitment from the subscriber for a period of one year or greater. We believe that customers who require a significantly larger amount of voice usage than average, are price-sensitive, have lower credit scores or prefer not to enter into fixed-term contracts represent a large portion of the remaining growth potential in the U.S. wireless market.

•	Continue to Develop and Evolve Products and Services. We continue to develop and evolve our product and service offerings to better meet the needs of our target customer segments. For example, during the last two years, we have added instant messaging, multimedia (picture) messaging and our “Travel Time” roaming option to our product portfolio. In 2006 we broadened, and expect to continue to broaden, our data product and service offerings to better meet the needs of our customers. In 2005 we launched our first per-minute prepaid service, Jump Mobile, to bring Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to better target the urban youth market. With our deployment of 1xEV-DO technology, we believe we will be able to offer an expanded array of services to our customers, including high-demand wireless data services such as mobile content, location-based services and high-quality music downloads at speeds of up to 2.4 Megabits per second. We believe these enhanced data offerings will be attractive to many of our existing customers and will enhance our appeal to new data-centric customers.

•	Build Our Brand and Strengthen Our Distribution. We are focused on building our brand awareness in our markets and improving the productivity of our distribution system. In April 2005 we introduced a new marketing and advertising approach that reinforces the value differentiation of the Cricket brand. In addition, since our target customer base is diversified geographically, ethnically and demographically, we have decentralized our marketing programs to support local customization while optimizing our advertising expenses. We have also redesigned and re-merchandized our stores and introduced a new sales process aimed at improving both the customer experience and our revenue per user. In addition, we have initiated our premier dealer program, under which independent dealers sell Cricket products, usually exclusively, in stores that look and function similar to our company-owned stores. In 2006 we plan to enable our premier dealers and other indirect dealers to provide greater customer support services and to serve as customer payment locations. We expect these changes will enhance the customer experience and improve customer satisfaction.

•	Enhance Market Clusters and Expand Into Attractive Strategic Markets. We intend to seek additional opportunities to enhance our current market clusters and expand into new geographic markets, by acquiring spectrum in FCC auctions, such as Auction #66, or in the spectrum aftermarket, or by participating in partnerships or joint ventures. Our selection criteria for new markets are based on the ability of a market to enhance an existing market cluster or on the ability of the proposed new market or market cluster to enable Cricket to offer service on a cost-competitive basis. By building or enhancing market clusters, we are able to increase the size of our unlimited Cricket service area for our customers, while leveraging our existing network investments to improve our economic returns. Examples of our market-cluster strategy include the Fresno, California market we launched in 2005 to complement the adjacent Visalia and Modesto, California markets in our Central Valley cluster and the Oregon cluster we created by contributing our Salem and Eugene, Oregon markets to LCW Wireless, a joint venture which owns a license for Portland, Oregon. Examples of our strategic market expansion include the five licenses in central Texas, including Houston, Austin and San Antonio, and the San Diego, California license that we and ANB 1 License acquired in Auction #58, all of which meet our internally developed criteria concerning customer demographics and population density which we believe will enable us to offer Cricket service on a cost-competitive basis in those markets.

Cricket Business Operations

Products and Services

Cricket Service Plans.  Our service plans are designed to attract customers by offering simple, predictable and affordable wireless services that are a competitive alternative to traditional wireless and wireline services. Unlike traditional wireless services, we offer service on a flat-rate, unlimited-usage basis, without requiring fixed-term contracts, early termination fees or credit checks. Our service plans allow our customers to place unlimited calls within their Cricket service area and receive unlimited calls from anywhere in the world. In addition, our Unlimited Access and Unlimited Plus service plans offer additional unlimited features, as described in the table below.

Primary Cricket Plans	Monthly Rate(a)	Additional Features Included

Unlimited Access	$45	• Unlimited U.S. domestic long distance(b)
		• Unlimited text, multimedia (picture) and instant messaging
		• Voicemail, caller ID and call waiting
Unlimited Plus	$40	• Unlimited U.S. domestic long distance(b)
Unlimited Classic	$35

(a)	Before taxes and other service fees, which include “E-911” fees, “USF” fees, regulatory recovery fees, optional insurance fees and optional paper bill fees.

(b)	Excludes Alaska.

Cricket Plan Upgrades.  We continue to evaluate new product and service offerings in order to enhance customer satisfaction and attract new customers. A number of these upgrades can currently be obtained as part of one of our service plans, including the following:

•	International calls to Canada and/or Mexico on a prepaid basis for $5 for 100 minutes, $15 for 300 minutes, and $25 for 550 minutes;

•	Cricket Flex Buckettm service, which allows our customers with Cricket Clicks-enabled phones to purchase applications, including customized ringtones, wallpapers, photos, greeting cards, games and news and entertainment message deliveries, on a prepaid basis (in increments of $5);

•	Travel Time (roaming) service, which allows our customers to use their Cricket phones outside of their Cricket service areas on a prepaid basis for up to 30 minutes for $5 (and $0.59 per minute for additional minutes);

•	Voicemail, caller ID and call waiting for $5 per month (included in our Unlimited Access service plan); and

•	Unlimited text, multimedia (picture) and instant messaging for $5 per month (included in our Unlimited Access service plan).

In addition, we expect to continue to expand our data-related product and service offerings in 2006 to better meet our customers’ needs.

Handsets.  Our handsets include models that provide color screens, camera phones and other features to facilitate digital data transmission. Currently, all of the handsets that we offer are CDMA 1xRTT enabled. We currently provide 10 different handsets that are available for purchase at our retail stores, through our distributors and through our website. We also facilitate warranty exchanges between our customers and the handset manufacturers for handset issues that occur during the applicable warranty period, and we work with a third party to provide a handset insurance program. In addition, we occasionally offer selective handset upgrade incentives for customers who meet certain criteria.

Handset Replacement.  Customers have limited rights to return handsets and accessories based on time elapsed since purchase and usage. Customer returns of handsets and accessories have historically been insignificant.

Jump Mobile.  In 2005 we launched our first per-minute prepaid service, Jump Mobile, to bring Cricket’s attractive value proposition to customers who prefer active control over their wireless usage and to better target the urban youth market. Our Jump Mobile plan allows our customers to receive unlimited calls from anywhere in the world at any time, and to place calls to any place in the U.S. (except Alaska) at a flat rate of $0.10 per minute, provided they have a credit balance in their account. In addition, our Jump Mobile customers receive unlimited inbound and outbound text messaging, provided they have a credit balance in their account, as well as access to Travel Time roaming service (for $0.69 per minute), international long distance services, and Cricket Clicks services.

Customer Care and Billing

Customer Care.  We outsource our call center operations to multiple call center vendors and take advantage of call centers in the U.S. and abroad to continuously improve the quality of our customer care and reduce the cost of providing care to our customers. One of our outsourced call centers is located in Panama, enabling us to efficiently provide customer support to our large and growing Spanish-speaking customer segment.

Billing and Support Systems.  We outsource our billing, provisioning, and payment systems with external vendors and also contract out our bill presentment, distribution and fulfillment services to external vendors.

Sales and Distribution

Our sales and distribution strategy is to continue to increase our market penetration, while minimizing expenses associated with sales, distribution and marketing, by focusing on improving the sales process for customers and by offering easy to understand service plans and attractive handset pricing and promotions. We believe our sales costs are lower than traditional wireless providers in part because of this streamlined sales approach.

We sell our Cricket handsets and service primarily through two channels: Cricket’s own retail locations and kiosks (the direct channel); and authorized dealers and distributors, including premier dealers, local market authorized dealers, national retail chains and other indirect distributors (the indirect channel). Premier dealers are independent dealers that sell Cricket products, usually exclusively, in stores that look and function similar to our company-owned stores, enhance the in-store experience for customers and level of customer service and expand our brand presence within a market. As of June 30, 2006, we and ANB 1 License had 117 direct locations and 1,823 indirect distributors, including approximately 450 premier dealers. Our direct sales locations were responsible for approximately 32% of our gross customer additions in 2005. Premier dealers tend to generate significantly more business than other indirect dealers, and we plan to continue to significantly expand the number of premier dealer locations in 2006. We place our direct and indirect retail locations strategically to focus on our target customer demographic and provide the most efficient market coverage while minimizing cost. As a result of our product design and cost-efficient distribution system, we have been able to achieve a cost per gross customer addition (CPGA), which measures the average cost of acquiring a new customer, that is significantly lower than most of our competitors.

We are focused on building our brand awareness in our markets and improving the productivity of our distribution system. We combine mass and local marketing strategies to build brand awareness of the Cricket and Jump Mobile services within the communities we serve. In order to reach our target segments, we advertise primarily on radio stations and, to a lesser extent, in local publications. We also maintain the Cricket website (www.mycricket.com) for informational, e-commerce, and customer service purposes. Some third-party Internet retailers sell the Cricket service over the Internet and, working with a third party, we have also developed and launched Internet sales on our Cricket website. In April 2005 we introduced a new marketing and advertising campaign that reinforces the value differentiation of the Cricket brand. In addition, since our target customer base is diversified geographically, ethnically and demographically, we have decentralized our marketing programs to support local customization of advertising while optimizing our advertising expenses. We also have redesigned and re-merchandized our stores and introduced a new sales process aimed at improving both the customer experience and our revenue per user.

As a result of these marketing strategies and our unlimited calling value proposition, we believe our expenditures on advertising are generally at much lower levels than those of traditional wireless carriers. We believe that our customer acquisition cost, or CPGA, is one of the lowest in the industry. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Performance Measures” above.

Network and Operations

We have deployed a high-quality CDMA 1xRTT network in each of our markets that delivers high capacity and outstanding quality at a low cost that can be easily upgraded to support enhanced capacity. We expect to deploy CDMA2000® 1xEV-DO technology in most existing and new markets to support next generation high-speed data services, such as mobile content, location-based services and high-quality music downloads at speeds of up to 2.4 Megabits per second. Our networks have regularly been ranked by third party surveys commissioned by us as one of the top networks within the advertised coverage area in the markets Cricket serves.

Our service is based on providing customers with levels of usage equivalent to landline service at prices substantially lower than those offered by most of our wireless competitors for similar usage, and prices that are competitive with unlimited wireline plans. We believe our success depends on operating our CDMA 1xRTT networks to provide high quality, concentrated coverage and capacity rather than the broad, geographically dispersed coverage provided by traditional wireless carriers. CDMA 1xRTT technology provides us substantially higher capacity than other technologies, such as time division multiple access, or TDMA, and global system for mobile communications, or GSM.

As of June 30, 2006, our wireless networks consisted of approximately 3,300 cell sites (most of which are co-located on leased facilities), a Network Operations Center, or NOC, and 27 switches in 24 switching centers. A switching center serves several purposes, including routing calls, managing call handoffs, managing access to and from the public switched telephone network, or PSTN, and other value-added services. These locations also house platforms that enable services including instant messaging, picture messaging, voice mail, and data services. Our NOC provides dedicated, 24 hours per day monitoring capabilities every day of the year for all network nodes to ensure highly reliable service to our customers.

Our switches connect to the PSTN through fiber rings leased from third party providers which facilitate the first leg of origination and termination of traffic between our equipment and both local exchange and long distance carriers. We have negotiated interconnection agreements with relevant exchange carriers in each of our markets. We use third party providers for long distance services and for backhaul services carrying traffic to and from our cell sites and switching centers.

We constantly monitor network quality metrics, including dropped call rates and blocked call rates. We also engage an independent third party to test the network call quality offered by us and our competitors in the markets where we offer service. According to the most recent results, we rank first or second in network quality within most of our core market footprints.

The appeal of our service in any given market is not dependent on having ubiquitous coverage in the rest of the country or in regions surrounding our markets. Our networks are in local population centers of self-contained communities serving the areas where our customers live, work, and play. We believe that we can deploy our capital more efficiently by tailoring our networks to our target population centers. We do, however, provide Travel Time roaming services for those occasions when our customers travel outside their Cricket service coverage area.

Wireless Licenses

The following tables show the wireless licenses that we, ANB 1 License and LCW Wireless owned at August 3, 2006, covering approximately 71.4 million POPs.

Cricket

		Total	Channel
Market	Population	MHz	Block

Houston, TX(1)	5,693,661	10	C
Phoenix, AZ(1)	4,055,495	10	C
San Diego, CA(2)	3,026,854	10	C
Denver/Boulder, CO(1)	2,948,779	10	F
Pittsburgh/Butler/Uniontown/Washington/Latrobe, PA(1)	2,437,336	10	E
Charlotte/Gastonia, NC(1)	2,302,773	10	F
Kansas City, MO(2)	2,169,252	10	C
Nashville/Murfreesboro, TN(1)	1,889,365	15	C
Salt Lake City/Ogden, UT(1)	1,741,912	15	C
Memphis, TN(1)	1,608,980	15	C
Greensboro/Winston-Salem/High Point, NC(1)	1,528,564	10	F
Dayton/Springfield, OH(1)	1,218,322	10	F
Buffalo, NY(1),(3)	1,195,157	10	E
Knoxville, TN(1)	1,185,948	15	C
Rochester, NY	1,165,147	10	E
Omaha, NE(1)	1,032,469	10	F
Fresno, CA(1)	1,020,480	30	C
Little Rock, AR(1)	998,263	15	C
Tulsa, OK(1)	988,686	15	C
Tucson, AZ(1)	941,615	15	C
Albuquerque, NM(1)	897,787	15	C
Syracuse, NY(1)	788,466	15	C
Spokane, WA(1)	786,557	15	C
Ft. Wayne, IN(4)	736,670	10	E
Macon, GA(1)	694,451	30	C
Wichita, KS(1)	673,043	15	C
Boise, ID(1)	664,341	30	C
Reno, NV(1)	661,047	10	C
Saginaw-Bay City, MI	641,102	10	D
Chattanooga, TN(1)	589,905	15	C
Modesto, CA(1)	574,191	15	C
Salem/Corvallis, OR	564,062	5	C
Visalia, CA(1)	548,177	15	C
Lakeland, FL	531,706	10	F
Evansville, IN	527,827	10	F
Lansing, MI	526,606	10	D
Appleton-Oshkosh, WI(4)	475,841	10	E
Peoria, IL	458,653	15	C
Provo, UT(1)	434,151	15	C
Fayetteville, AR(1)	379,468	20	C
Temple, TX(1)	378,197	10	C
Columbus, GA(1)	373,094	15	C
Lincoln, NE(1)	365,642	15	C
Albany, GA	364,149	15	C
Hickory, NC	355,795	10	F
Fort Smith, AR(1)	339,088	20	C
La Crosse, WI, Winona, MN(4)	325,933	10	D
Pueblo, CO(1)	325,794	20	C
Fargo, ND	320,715	15	C
Utica, NY	297,672	10	F
Ft. Collins, CO(1)	273,954	10	F
Clarksville, TN(1)	273,730	15	C
Merced, CA(1)	260,066	15	C
Santa Fe, NM(1)	234,691	15	C
Muskegon, MI	232,822	10	D
Greeley, CO(1)	229,860	10	F
Johnstown, PA	226,326	10	C
Stevens Point, Marshfield, Wisconsin Rapids, WI(4)	218,663	20	D,E
Grand Forks, ND	194,679	15	C
Jonesboro, AR(1)	186,556	10	C
Lufkin, TX	167,326	10	C
Owensboro, KY	166,891	10	F
Pine Buff, AR(1)	149,995	20	C
Hot Springs, AR(1)	144,727	15	C
Gallup, NM	139,910	15	C
Steubenville, OH-Weirton, WV(1)	126,335	10	C
Eagle Pass, TX	124,186	15	C
Lewiston, ID	123,933	15	C
Marion, OH	101,577	10	C
Roswell, NM	81,947	15	C
Blytheville, AR	66,293	15	C
Coffeyville, KS(4)	59,053	15	C
Nogales, AZ	41,728	20	C

Subtotal Cricket Licenses	58,574,436

ANB 1 License

		Total	Channel
Market	Population	MHz	Block

Cincinnati, OH(1)	2,243,257	10	C
San Antonio, TX(1)	2,047,158	10	C
Louisville, KY(1)	1,548,162	10	C
Austin, TX(1)	1,536,178	10	C
Lexington, KY(1)	972,910	10	C

Market	Population	Total MHz	Channel Block

El Paso, TX(1)	795,224	10	C
Colorado Springs, CO(1)	589,731	10	C
Las Cruces, NM(1)	263,039	10	C
Bryan, TX(1)	203,606	10	C

Subtotal ANB 1 License Licenses	10,199,265

LCW Wireless

			Total	Channel
Market	Population		MHz	Block

Portland, OR(2)	2,299,582		10	C
Salem/Corvallis, OR(1)	564,062		15	C
Eugene, OR(1)	336,803		10	C

Subtotal LCW Wireless Licenses	3,200,447

Total Cricket, ANB 1 License and LCW Wireless Licenses	71,410,086	(5)

(1)	Designates wireless licenses or portions of wireless licenses in markets where Cricket service is offered.

(2)	Designates wireless licenses acquired in Auction #58 which are currently under development.

(3)	Designates a wireless license which we have agreed, subject to certain conditions, to exchange for a wireless license covering the same market area with the same amount of MHz, but in a different frequency block.

(4)	Designates a wireless license which we have agreed, subject to certain conditions, to sell to a third party.

(5)	Excludes the effect of the duplication of Salem/Corvallis, OR wireless licenses in two tables.

Arrangements with Alaska Native Broadband

In November 2004 we acquired a 75% non-controlling membership interest in ANB 1, whose wholly owned subsidiary ANB 1 License participated in Auction #58. Alaska Native Broadband, LLC, or ANB, owns a 25% controlling membership interest in ANB 1 and is the sole manager of ANB 1. ANB 1 is the sole member and manager of ANB 1 License. ANB 1 License was eligible to bid on certain restricted licenses offered by the FCC in Auction #58 as a “very small business” designated entity under FCC regulations. We have determined that our investment in ANB 1 is required to be consolidated under Financial Accounting Standards Board Interpretation, or FIN, No. 46-R, “Consolidation of Variable Interest Entities.”

Under the Credit Agreement governing our senior secured credit facility, we are permitted to invest up to an aggregate of $325 million in loans to and equity investments in ANB 1 and ANB 1 License (excluding capitalized interest). Cricket’s aggregate equity capital contributions to ANB 1 were $3.0 million and $9.7 million as of December 31, 2005 and August 1, 2006, respectively. Cricket is also a secured lender to ANB 1 License. Under a senior secured credit facility, as amended, Cricket has agreed to loan ANB 1 License up to $290.0 million plus capitalized interest, of which $160.4 million was drawn as of June 30, 2006.

ANB 1 License operates a wireless telecommunications business in its markets using the Cricket business model and brands. ANB 1 License has launched Cricket service in all of its markets.

Cricket’s principal agreements with the ANB entities are summarized below.

Limited Liability Company Agreement.  In December 2004, Cricket and ANB entered into an amended and restated limited liability company agreement which, as amended by the parties, is referred to in this prospectus as the ANB 1 LLC Agreement. Under the ANB 1 LLC Agreement, ANB, as the sole manager of ANB 1, has the exclusive right and power to manage, operate and control ANB 1 and its business and affairs, subject to certain protective provisions for the benefit of Cricket, including among others, Cricket’s consent to the sale of any of ANB 1 License’s wireless licenses (other than the Bryan, TX, El Paso, TX, and Las Cruces, NM licenses) or any material network assets related thereto, or a sale of additional equity interests in ANB 1. Subject to FCC approval, ANB can be removed as the manager of ANB 1 in certain circumstances, including ANB’s fraud, gross negligence or willful misconduct, ANB’s insolvency or bankruptcy, ANB’s failure to qualify as an “entrepreneur” and a “very small business” under FCC regulations, or other limited circumstances.

Under the ANB 1 LLC Agreement, during the first five years following the initial grant of wireless licenses to ANB 1 License, members of ANB 1 generally may not transfer their membership interests without Cricket’s prior consent. Following such period, if a member desires to transfer its interests in ANB 1 to a third party, Cricket has a right of first refusal to purchase such interests, or in lieu of exercising this right, Cricket has a tag-along right to participate in the sale.

Under the ANB 1 LLC Agreement, once ANB 1 License satisfies the FCC’s initial five-year build-out milestone requirements with respect to its wireless licenses, ANB has an option until the later of March 31, 2007 and 30 days after the date ANB 1 License satisfies the build-out requirements to sell its entire membership interests in ANB 1 to Cricket for a purchase price of $4.2 million plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval. If Cricket breaches its obligation to pay the purchase price, several of Cricket’s protective provisions cease to apply, and ANB receives a liquidation preference equal to the put purchase price, payable prior to Cricket’s equity and debt investments in ANB 1 and ANB 1 License. In addition, ANB 1 License has executed a guaranty in favor of ANB with respect to payment of the put purchase price. If ANB fails to maintain its qualification as an “entrepreneur” and a “very small business” under FCC regulations, and as a result of such failure ANB 1 License ceases to retain the benefits it received in Auction #58, ANB is in general liable to Cricket only to the extent of ANB’s equity capital contributions to ANB 1.

Senior Secured Credit Agreement.  Under a senior secured credit agreement, as amended, Cricket has agreed to loan ANB 1 License up to $290.0 million plus capitalized interest. This facility consists of a fully drawn $64.2 million sub-facility to finance ANB 1 License’s purchase of wireless licenses in Auction #58, and a $225.8 million sub-facility to finance ANB 1 License’s build-out and launch of its networks costs and working capital requirements. At June 30, 2006, ANB 1 License had outstanding borrowings of $64.2 million principal amount under the acquisition sub-facility and outstanding borrowings of $96.2 million principal amount under the working capital sub-facility. Borrowings accrue interest at a rate of 12% per annum. Borrowings under the Cricket credit agreement are guaranteed by ANB 1 and are secured by a first priority security interest in all of the assets of ANB 1 and ANB 1 License, including a pledge of ANB 1’s membership interests in ANB 1 License. ANB also has entered into a negative pledge agreement with respect to its entire membership interests in ANB 1, agreeing to keep such membership interests free and clear of all liens and encumbrances. Amortization commences under the facility on the later of March 31, 2007 and 30 days after the date ANB 1 License satisfies the five-year build-out milestone requirements (or the closing date of the ANB put, if later). Loans must be repaid in 16 quarterly installments of principal plus accrued interest, commencing ten days after the amortization commencement date. Loans may be prepaid at any time without premium or penalty. Cricket’s commitment under the working capital sub-facility expires on the earliest to occur of: (1) the amortization commencement date; (2) the termination by Cricket of the management services agreement between Cricket and ANB 1 License due to a breach by ANB 1 License; or (3) the termination by ANB 1 License of the management services agreement for convenience.

Management Agreement.  Cricket and ANB 1 License are parties to a management services agreement, pursuant to which Cricket provides management services to ANB 1 License in exchange for a monthly management fee based on Cricket’s costs of providing such services plus a mark-up for administrative overhead. Under the management services agreement, ANB 1 License retains full control and authority over its business strategy, finances, wireless licenses, network equipment, facilities and operations, including its product offerings, terms of service and pricing. The initial term of the management services agreement is eight years. The management services agreement may be terminated by ANB 1 License or Cricket if the other party materially breaches its obligations under the agreement. The management services agreement also may be terminated by ANB 1 License if Cricket fails to pay the purchase price for ANB’s membership interests under the ANB 1 LLC Agreement or by ANB 1 License for convenience with one year’s prior written notice to Cricket.

Arrangements with LCW Wireless

In July 2006, we acquired a 72% non-controlling membership interest in LCW Wireless. We will receive additional membership interests in LCW Wireless once we have completed replacing certain network equipment, although we cannot assure you that this will be completed. Upon such completion, the membership interests in LCW Wireless will be held as follows: Cricket will hold a 73.3% non-controlling membership interest, CSM will hold a 24.7% non-controlling membership interest and WLPCS will hold a 2% controlling membership interest. WLPCS contributed $1.3 million in cash to LCW Wireless in exchange for its controlling membership interest. LCW Wireless is a designated entity which owns a wireless license for Portland, Oregon, and to which we contributed two wireless licenses in Salem and Eugene, Oregon, related operating assets and approximately $21 million in cash. The three markets form a new cluster of licenses covering 3.2 million POPs.

LCW Wireless operates a wireless telecommunications business in the Oregon market cluster using the Cricket business model and brands. We anticipate that LCW Wireless’ working capital needs will be funded through Cricket’s initial equity contribution and through third party debt financing. However, if LCW Wireless is unsuccessful in arranging this third party financing, we may fund the additional capital required through additional debt or equity investments in LCW Wireless.

Cricket’s principal agreements with LCW Wireless are summarized below.

Limited Liability Company Agreement.  In July 2006, Cricket entered into the LCW LLC Agreement with CSM and WLPCS. Under the LCW LLC Agreement, a board of managers has the right and power to manage, operate and control LCW Wireless and its business and affairs, subject to certain protective provisions for the benefit of Cricket and CSM. The board of managers is currently comprised of five members, with three members designated by WLPCS, one member designated by CSM and one member designated by Cricket. In the event that LCW Wireless fails to qualify as an “entrepreneur” and a “very small business” under FCC regulations, then in certain circumstances, subject to FCC approval, WLPCS is required to sell its entire equity interest to LCW Wireless or a third party designated by the non-controlling members.

Under the LCW LLC Agreement, during the first five years following the date of the agreement, members generally may not transfer their membership interests, other than to specified permitted transferees or through the exercise of put rights set forth in the LCW LLC Agreement. Following such period, if a member desires to transfer its interests in LCW Wireless to a third party, the non-controlling members have a right of first refusal to purchase such interests on a pro rata basis.

Under the LCW LLC Agreement, WLPCS has the option to put its entire equity interest in LCW Wireless to Cricket for a purchase price not to exceed $3.0 million during a 30-day period commencing on the earlier to occur of August 9, 2010 and the date of a sale of all or substantially all of the assets, or the liquidation, of LCW Wireless. If exercised, the consummation of this sale will be subject to FCC approval. Alternatively, WLPCS is entitled to receive a liquidation preference equal to its capital contributions plus a specified rate of return, together with any outstanding mandatory distributions owed to WLPCS.

Under the LCW LLC Agreement, CSM also has the option, during specified periods commencing on the date of the launch of the Portland, Oregon market, to put its entire equity interest in LCW Wireless to Cricket either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion, for a purchase price calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA; and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance.

Management Agreement.  In July 2006, Cricket and LCW Wireless also entered into a management services agreement, pursuant to which LCW Wireless has the right to obtain management services from Cricket in exchange for a monthly management fee based on Cricket’s costs of providing such services plus a mark-up for administrative overhead.

Arrangements with Denali

In May 2006, Cricket and Denali Spectrum Manager, LLC, or DSM, formed Denali as a joint venture to participate, through its wholly owned subsidiary Denali License, in Auction #66 as a “very small business” designated entity under FCC regulations. Cricket holds an 82.5% non-controlling membership interest in Denali. DSM is the sole manager of Denali and holds a 17.5% controlling membership interest.

Cricket’s principal agreements with the Denali entities are summarized below.

Limited Liability Company Agreement.  In July 2006, Cricket and DSM entered into an amended and restated limited liability company agreement, which is referred to in this prospectus as the Denali LLC Agreement, under which Cricket and DSM have made equity investments in Denali of approximately $7.6 million and $1.6 million, respectively. Cricket and DSM have agreed to make further equity investments in Denali at the conclusion of Auction #66 such that their total equity investments in Denali will be equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of the wireless licenses, if any, that Denali License acquires in Auction #66. In addition, Cricket and DSM have agreed to make further equity investments on the first anniversary of the conclusion of Auction #66 equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of such wireless licenses, up to a specified maximum amount.

Under the Denali LLC Agreement, DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket, including, among others, Cricket’s consent to the acquisition of wireless licenses or the sale of certain material wireless licenses (to be specified following the auction) or the sale of any additional membership interests. DSM can be removed as the manager of Denali in certain circumstances, including DSM’s fraud, gross negligence or willful misconduct, DSM’s insolvency or bankruptcy, or DSM’s failure to qualify as an “entrepreneur” and a “very small business” under FCC regulations, or other limited circumstances.

During the first ten years following the initial grant of wireless licenses to Denali License, members of Denali generally may not transfer their membership interests to non-affiliates without Cricket’s prior consent. Following such period, if a member desires to transfer its interests in Denali to a third party, Cricket has a right of first refusal to purchase such interests, or, in lieu of exercising this right, Cricket has a tag-along right to participate in the sale. DSM may offer to sell its entire membership interests in Denali to Cricket on the fifth anniversary of the initial grant of wireless licenses to Denali License and on each subsequent anniversary thereof for a purchase price equal to DSM’s equity contributions in cash to Denali, plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval.

In the event that Denali License is not awarded any wireless licenses in Auction #66, any auction deposits refunded by the FCC will be returned to the members of Denali, and Cricket has agreed to pay DSM the difference between such amount and DSM’s equity contributions in cash, plus a specified return.

Senior Secured Credit Agreement.  In July 2006, Cricket entered into a senior secured credit agreement with Denali License and Denali, under which Cricket has agreed to loan Denali License up to approximately $204 million (plus capitalized interest) to fund the payment of the net winning bids of Denali License for wireless licenses in Auction #66. Cricket has also agreed to loan to Denali License an amount equal to $1.50 times the aggregate number of POPs covered by the licenses, if any, for which it is the winning bidder, to fund the construction and operation of wireless networks using such licenses. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest under the credit agreement is due on the tenth anniversary of the last grant date of the wireless licenses awarded to Denali License in Auction #66. However, if DSM makes an offer to sell its membership interests in Denali to

Cricket under the Denali LLC Agreement and Cricket accepts such offer, then all outstanding principal and accrued interest under the credit agreement will become due upon the first business day following the date on which Cricket has paid DSM the offer price for its membership interests in Denali.

Denali License may prepay loans under the credit agreement at any time without premium or penalty. Denali License must prepay loans under the credit agreement with any refunds of auction deposits, down payments or license payments received from the FCC.

The obligations of Denali License and Denali under the credit agreement are guaranteed by Denali and are secured by all of the personal property, fixtures and owned real property of Denali License and Denali, subject to certain permitted liens.

Management Agreement.  In July 2006, Cricket and Denali License also entered into a management services agreement, pursuant to which Cricket is to provide management services to Denali License and its subsidiaries in exchange for a monthly management fee based on Cricket’s costs of providing such services plus overhead. Under the management services agreement, Denali License retains full control and authority over its business strategy, finances, wireless licenses, network equipment, facilities and operations, including its product offerings, terms of service and pricing. The initial term of the management services agreement is ten years. The management services agreement may be terminated by Denali License or Cricket if the other party materially breaches its obligations under the agreement.

Our Plans for Auction #66

We are seeking opportunities to enhance our current market clusters and expand into new geographic markets by acquiring additional spectrum. As a result, we are currently participating (directly through a wholly owned subsidiary and indirectly through Denali License, an entity in which we own an indirect 82.5% non-controlling interest) as a bidder in Auction #66. In July 2006, we paid the FCC, through a wholly owned subsidiary, $255 million, and Denali License paid the FCC $50 million, as bidding deposits for Auction #66. We are employing a focused and disciplined approach to our potential purchases of licenses in Auction #66.

We have recently announced a purchase of spectrum from a debtor-in-possession at prices substantially below the prices at which the spectrum had been sold previously. We have also chosen to forego purchasing spectrum in markets that, although they possessed many of the characteristics of our most successful markets, were too expensive relative to their value to us to fit well within our strategy. As we have in the past, we expect to be a disciplined bidder in Auction #66 and to limit the prices we are willing to pay for licenses to amounts at which we believe we can earn at least our targeted return on our investments in licenses and the associated build-out and initial operating costs.

We cannot assure you that our bidding strategy will be successful in Auction #66 or that spectrum in the auction that meets our internally developed criteria for strategic expansion will be available to us at acceptable prices. In addition, our use of any spectrum licenses won in Auction #66 may be affected by the requirements to clear the spectrum of existing U.S. government and other private sector wireless operations, some of which are permitted to continue for several years. In anticipation of our participation in Auction #66, we have expanded our access to sources of capital to finance purchases of licenses and a portion of the related build-out and initial operating costs for such licenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Because our bidding strategy in Auction #66 may not be successful and prices for spectrum in Auction #66 may rise to levels that are not acceptable to us, we may not utilize all or a significant portion of this anticipated additional financing.

Competition

Generally, the telecommunications industry is very competitive. We believe that our primary competition in the U.S. wireless market is with national and regional wireless service providers including Alltel, Cingular, Sprint Nextel (and Sprint Nextel affiliates), T-Mobile, U.S. Cellular and Verizon Wireless. We also face competition from resellers or MVNOs (Mobile Virtual Network Operators), such as Virgin Mobile USA, TracFone Wireless, and others, which provide wireless services to customers but do not hold FCC licenses or own network facilities. In addition, there are several MVNO operators that have either launched or have announced plans to launch service offerings targeting Cricket’s market segments in the near future. These resellers purchase bulk wireless telephone services and capacity from wireless providers and resell to the public under their own brand name through mass-market retail outlets, including Wal-Mart, Target, Radio Shack, and Best Buy. In addition, wireless providers increasingly are competing in the provision of both voice and non-voice services. Non-voice services, including data transmission, text messaging, e-mail and Internet access, are also now available from personal communications service providers and enhanced specialized mobile radio carriers. In many cases, non-voice services are offered in conjunction with or as adjuncts to voice services.

In the future, we may also face competition from entities providing similar services using different technologies, including Wi-Fi, Wi-Max, and VoIP. Additionally, some of the major Internet search engines and service providers such as Google have announced plans or intentions to enter the mobile marketplace by providing free Internet and voice access through a fixed mobile network in partnership with some major municipalities in the U.S. As wireless service is becoming a viable alternative to traditional landline phone service, we are also increasingly competing directly with traditional landline telephone companies for customers. Competition is also increasing from local and long distance wireline carriers who have begun to aggressively advertise in the face of increasing competition from wireless carriers, cable operators and other competitors. Cable operators are providing telecommunications services to the home, and some of these carriers are providing local and long distance voice services using VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in lower prices to customers and increased competition for wireless services. Some of our competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In the future, we may also face competition from mobile satellite service, or MSS, providers, as well as from resellers of these services. The FCC has granted to some MSS providers, and may grant others, the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

There has also been an increasing trend towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. These consolidated carriers may have substantially larger service areas, more capacity and greater financial resources and bargaining power than we do. As consolidation creates even larger competitors, the advantages our competitors have may increase. For example, in connection with the offering of our Travel Time roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and believe that consolidation has contributed significantly to such carriers’ control over the terms and conditions of wholesale roaming services. We and a number of other small, rural and regional carriers have asked the FCC in a current pending FCC proceeding to impose an obligation on all commercial mobile radio services providers to permit automatic roaming by other providers on their networks on a just, reasonable and non-discriminatory basis, but we cannot predict whether the FCC will grant the relief requested.

The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. We compete for customers based on numerous factors, including wireless system coverage and quality, service value proposition (minutes and features relative to price), local market presence, digital voice and features, customer service, distribution strength, and brand name recognition. Some competitors also market other services, such as landline local exchange and Internet access services, with their wireless service offerings. Competition has caused, and we anticipate it will continue to cause, market prices for two-way wireless products and services to decline. In addition, some competitors have announced unlimited service plans at rates similar to Cricket’s service plan rates in markets in which we have launched service. Our ability to compete successfully will depend, in part, on our ability to distinguish our Cricket service from competitors through marketing and through our ability to anticipate and respond to other competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions, and competitors’ discount pricing and bundling strategies, all of which could adversely affect our operating margins, market penetration and customer retention. Because many of the wireless operators in our markets have substantially greater financial resources than we do, they may be able to offer prospective customers discounts or equipment subsidies that are substantially greater than those we could offer. In addition, to the extent that products or services that we offer, such as roaming capability, may depend upon negotiations with other wireless operators, discriminatory behavior by such operators or their refusal to negotiate with us could adversely affect our business. While we believe that our cost structure, combined with the differentiated value proposition that our Cricket service represents in the wireless marketplace, provides us with the means to react effectively to price competition, we cannot predict the effect that the market forces or the conduct of other operators in the industry will have on our business.

The FCC is pursuing policies designed to increase the number of wireless licenses available. For example, the FCC has adopted rules that allow PCS and other wireless licenses to be partitioned, disaggregated and leased. The FCC also continues to allocate and auction additional spectrum that can be used for wireless services. In February 2005, the FCC completed Auction #58, in which additional PCS spectrum was auctioned in numerous markets, including many markets where we currently provide service. In addition, the FCC is currently auctioning an additional 90 MHz of nationwide spectrum in the 1700 MHz to 2100 MHz band for “Advanced Wireless Services,” in Auction #66 and has announced that it intends to auction additional spectrum in the 700 MHz and 2.5 GHz bands in subsequent auctions. It is possible that new companies, such as the cable television or direct broadcast satellite operators, will purchase licenses and begin offering wireless services. In addition, because the FCC has recently permitted the offering of broadband services over power lines, it is possible that utility companies will begin competing against us.

We believe that we are strategically positioned to compete with other communications technologies that now exist. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.

Government Regulation

The licensing, construction, modification, operation, sale, ownership and interconnection of wireless communications networks are regulated to varying degrees by the FCC, Congress, state regulatory agencies, the courts and other governmental bodies. Decisions by these bodies could have a significant impact on the competitive market structure among wireless providers and on the relationships between wireless providers and other carriers. These mandates may impose significant financial obligations on us and other wireless providers. We are unable to predict the scope, pace or financial impact of legal or policy changes that could be adopted in these proceedings.

Licensing of PCS Systems

All of the wireless licenses currently held by Cricket, ANB 1 License and LCW Wireless are PCS licenses. A broadband PCS system operates under a license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS. Broadband PCS systems generally are used for two-way voice applications. Narrowband PCS systems, in contrast, generally are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the U.S. PCS markets into 51 large regions called major trading areas, which are comprised of 493 smaller regions called basic trading areas, or BTAs. The FCC awards two broadband PCS licenses for each major trading area and four licenses for each BTA. Thus, generally, six licensees are authorized to compete in each area. The two major trading area licenses authorize the use of 30 MHz of spectrum. One of the basic trading area licenses is for 30 MHz of spectrum, and the other three are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion to a third party on either a geographic or frequency basis or both. Over time, the FCC has also further split licenses in connection with re-auctions of PCS spectrum, creating additional 15 MHz and 10 MHz licenses.

All PCS licenses have a 10-year term, at the end of which they must be renewed. Our licenses expire between 2006 and 2015. The FCC’s rules provide a formal presumption that a PCS license will be renewed, called a “renewal expectancy,” if the PCS licensee (1) has provided substantial service during its past license term, and (2) has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines substantial service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period and, subject to a comparative hearing, may award the license to another party. If the FCC does not grant a renewal expectancy with respect to one or more of our licenses, our business may be materially harmed.

Under existing law, no more than 20% of an FCC licensee’s capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity (as is the case with Leap’s ownership and control of subsidiaries that hold FCC licenses), up to 25% of that entity’s capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed if the FCC finds such higher levels consistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our wireless licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or could take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions. Our PCS licenses are in good standing with the FCC.

Since 1996, PCS licensees have been required to coordinate frequency usage with existing fixed microwave licensees in the 1850 to 1990 MHz band. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, those licensees will share the cost of the relocation. The transition and cost sharing plans expired on April 4, 2005. Subsequent to that date, remaining microwave incumbents in the PCS spectrum are responsible for avoiding interference with a PCS licensee’s network. Absent an agreement with affected broadband PCS entities or an extension, incumbent microwave licensees will be required to return their operating authorizations to the FCC following six months written notice from a PCS licensee that such licensee intends to activate a PCS system within the interference range of the incumbent microwave licensee. To secure a sufficient amount of unencumbered spectrum to operate our PCS systems efficiently and with adequate population coverage within an appropriate time period, we have previously needed to relocate one or more of these incumbent fixed microwave licensees and have also been required (and may continue to be required) to participate in the cost sharing related to microwave licenses that have been voluntarily relocated by other PCS licensees or the existing microwave operators.

Designated Entities.  The FCC’s spectrum allocation for PCS includes two licenses, a 30 MHz C-Block license and a 10 MHz F-Block license, that are designated as “Entrepreneurs’ Blocks.” The FCC generally requires holders of these licenses to meet certain maximum financial size qualifications. In addition, the FCC has determined that designated entities who qualify as small businesses or very small businesses, as defined by a complex set of FCC regulations, can receive additional benefits, such as bidding credits in C-Block or F-Block spectrum auctions or re-auctions, and in some cases, an installment loan from the federal government for a significant portion of the dollar amount of the winning bids in the FCC’s initial auctions of C-Block and F-Block licenses. The FCC’s rules also allow for publicly traded corporations with widely dispersed voting power, as defined by the FCC, to hold C-Block and F-Block licenses and to qualify as small or very small businesses. A failure by an entity to maintain its qualifications to own C-Block and F-Block licenses could cause a number of adverse consequences, including the ineligibility to hold licenses for which the FCC’s minimum coverage requirements have not been met, the triggering of FCC unjust enrichment rules and the acceleration of installment payments owed to the U.S. Treasury.

The FCC recently initiated a rulemaking proceeding focused at addressing alleged abuses of its designated entity program, which gives certain categories of small businesses preferential treatment in FCC spectrum auctions based on size. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business size tests. As a result, the FCC issued an initial round of changes aimed at curtailing certain types of spectrum leasing and wholesale capacity arrangements between wireless carriers and designated entities that it felt called into question the designated entity’s overall control of the venture. The FCC also changed its unjust enrichment rules, designed to trigger the repayment of auction bidding credits, as follows: For the first five years of its license term, if a designated entity loses its eligibility or seeks to transfer its license to or enter into a de facto lease with an entity that does not qualify for bidding credits, 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. For years six and seven of the license term, 75 percent of the bidding credit, plus interest, would be owed. For years eight and nine, 50 percent of the bidding credit, plus interest, would be owed, and for year ten, 25 percent of the bidding credit, plus interest, would be owed. In addition, if a designated entity seeks to transfer a license with a bidding credit to an entity that does not qualify for bidding credits in advance of filing the construction notification for the license, then 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. Designated entity structures are also now subject to a new rule that requires them to seek approval for any event that might affect ongoing eligibility, e.g., changes in agreements that the FCC has not previously reviewed, as well as new annual reporting requirements, and a commitment by the FCC to audit each designated entity at least once during the license term.

The FCC has issued a Further Notice of Proposed Rulemaking inviting additional comment on other changes to its designated entity rules, and recently affirmed its first round of rule changes in response to certain parties’ petitions for reconsideration. Several parties have petitioned for further review of the recent rule changes at the FCC and/or in federal appellate court. We cannot predict the degree to which the FCC’s present or future rule changes or increased regulatory scrutiny that may follow from this proceeding will affect our current or future business ventures, including our arrangements with ANB and LCW Wireless, or our participation in Auction #66 and future FCC spectrum auctions.

PCS Construction Requirements.  All PCS licensees must satisfy minimum geographic coverage requirements within five and, in some cases, ten years after the license grant date. These initial requirements are met for most 10 MHz licenses when a signal level sufficient to provide adequate service is offered to at least one-quarter of the population of the licensed area within five years, or in the alternative, a showing of substantial service is made for the licensed area within five years of being licensed. For 30 MHz licenses, a signal level must be provided that is sufficient to offer adequate service to at least one-third of the population within five years and two-thirds of the population within ten years after the license grant date. In the alternative, 30 MHz licensees may provide substantial service to their licensed area within the appropriate five- and ten-year benchmarks. “Substantial service” is defined by the FCC as service which is “sound, favorable, and substantially above a level of mediocre service which just might minimally warrant renewal.” In general, a failure to comply with FCC coverage requirements could cause the revocation of the relevant wireless license, with no eligibility to regain it, or the imposition of fines and/or other sanctions.

Transfer and Assignment of PCS Licenses.  The Communications Act and FCC rules require the FCC’s prior approval of the assignment or transfer of control of a PCS license, with limited exceptions. The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds a PCS license generally may be bought or sold without FCC approval. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any pending or future requests for approval of assignment or transfer of control applications that we file, in general we believe the FCC will approve or grant such requests or applications in due course. Because a PCS license is necessary to lawfully provide PCS service, if the FCC were to disapprove any such filing, our business plans would be adversely affected.

Pursuant to an order released in December 2001, as of January 1, 2003, the FCC no longer limits the amount of PCS and other commercial mobile radio spectrum that an entity may hold in a particular geographic market. The FCC now engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses or leases.

A C-Block or F-Block license may be transferred to non-designated entities once the licensee has met its five-year coverage requirement. Such transfers will remain subject to certain costs and reimbursements to the government of any bidding credits or outstanding principal and interest payments owed to the FCC.

FCC Regulation

The FCC has a number of other complex requirements and proceedings that affect our operations and that could increase our costs or diminish our revenues. For example, the FCC requires wireless carriers to make available emergency 911 services, including enhanced emergency 911 services that provide the caller’s telephone number and detailed location information to emergency responders, as well as a requirement that emergency 911 services be made available to users with speech or hearing disabilities. Our obligations to implement these services occur on a market-by-market basis as emergency service providers request the implementation of enhanced emergency 911 services in their locales. Absent a waiver, a failure to comply with these requirements could subject us to significant penalties. On November 11, 2005, we filed a petition with the FCC seeking limited relief from the requirement that we achieve ninety-five percent penetration of location-capable handsets among our subscribers by December 31, 2005, as required by the FCC’s rules. Specifically, we sought to defer our obligation to comply with the ninety-five percent penetration until March 31, 2006. On May 1, 2006, we updated and supplemented our request to state that we had achieved 94.8 percent penetration of location-capable handsets, such that we believe we are now in substantial compliance with the FCC’s E911 requirements, but we requested additional relief if the FCC believes otherwise. The FCC to date has not acted upon our requests.

FCC rules also require that local exchange carriers and most commercial mobile radio service providers, including PCS providers like Cricket, allow customers to change service providers without changing telephone numbers. For wireless service providers, this mandate is referred to as wireless local number portability, or WLNP. The FCC also has adopted rules governing the porting of wireline telephone numbers to wireless carriers.

The FCC has the authority to order interconnection between commercial mobile radio service operators and incumbent local exchange carriers, and FCC rules provide that all local exchange carriers must enter into compensation arrangements with commercial mobile radio service carriers for the exchange of local traffic, whereby each carrier compensates the other for terminating local traffic originating on the other carrier’s network. As a commercial mobile radio services provider, we are required to pay compensation to a wireline local exchange carrier that transports and terminates a local call that originated on our networks. Similarly, we are entitled to receive compensation when we transport and terminate a local call that originated on a wireline local exchange network. We negotiate interconnection arrangements for our networks with major incumbent local exchange carriers and other independent telephone companies. If an agreement cannot be reached, under certain circumstances, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The FCC’s interconnection rules and rulings, as well as state arbitration proceedings, will directly impact the nature and costs of facilities necessary for the interconnection of our networks with other telecommunications networks. They will also determine the amount of revenue we receive for terminating calls originating on the networks of local exchange carriers and other telecommunications carriers. The FCC is currently considering changes to the local exchange-commercial mobile radio service interconnection and other intercarrier compensation arrangements, and the outcome of such proceedings may affect the manner in which we are charged or compensated for the exchange of traffic.

We also are subject, or potentially subject, to universal service obligations; number pooling rules; rules governing billing, subscriber privacy and customer proprietary network information; rules governing wireless resale and roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rate averaging and integration requirements; rules governing spam, telemarketing and truth-in-billing, and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. Some of these requirements pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. These requirements are all the subject of pending FCC or judicial proceedings, and we are unable to predict how they may affect our business, financial condition or results of operations.

State, Local and Other Regulation

Congress has given the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service, including PCS. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications providers, on a competitively neutral and nondiscriminatory basis, for the use of such rights of way by telecommunications carriers, including PCS providers, so long as the compensation required is publicly disclosed by the state or local government. States may also impose competitively neutral requirements that are necessary for universal service, to protect the public safety and welfare, to ensure continued service quality and to safeguard the rights of consumers. While a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing requirements or to adopt new requirements is unclear. State legislators, public utility commissions and other state agencies are becoming increasingly active in efforts to regulate wireless carriers and the services they provide, including efforts to conserve numbering resources and efforts aimed at regulating service quality, advertising, warranties and returns, rebates, and other consumer protection measures.

The location and construction of our PCS antennas and base stations and the towers we lease on which such antennas are located are subject to FCC and Federal Aviation Administration regulations, federal, state and local environmental and historic preservation regulations, and state and local zoning, land use or other requirements.

We cannot assure you that any federal, state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities that currently have none. Such changes could impose new obligations on us that could adversely affect our operating results.

Privacy

We are obligated to comply with a variety of federal and state privacy and consumer protection requirements. The Communications Act and FCC rules, for example, impose various rules on us intended to protect against the disclosure of customer proprietary network information. Other FCC and Federal Trade Commission rules regulate the disclosure and sharing of subscriber information. We have developed and comply with a policy designed to protect the privacy of our customers and their personal information. State legislatures and regulators are considering imposing additional requirements on companies to further protect the privacy of wireless customers. Our need to comply with these rules, and to address complaints by subscribers invoking them, could adversely affect our operating results.

Intellectual Property

We have pursued registration of our primary trademarks and service marks in the United States. Leap is a U.S. registered trademark of Leap, and a trademark application for the Leap logo is pending. Cricket is a U.S. registered trademark of Cricket. In addition, the following are trademarks or service marks of Cricket: Unlimited Access, Unlimited Plus, Unlimited Classic, Jump, Travel Time, Cricket Clicks and the Cricket “K.”

As of June 30, 2006, we had two issued patents relating to our local, unlimited wireless services offerings, and numerous other issued patents relating to various technologies we previously acquired. See “— Legal Proceedings — Patent Litigation” below. We also have several patent applications pending in the U.S. relating to our wireless services offerings. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may issue will provide competitive advantages to us.

Our business is not substantially dependent upon any of our patents, patent applications, service marks or trademarks. We believe that our technical expertise, operational efficiency, industry-leading cost structure and ability to introduce new products in a timely manner are more critical to maintaining our competitive position in the future. See “— Legal Proceedings — Patent Litigation” below.

Financial Information Concerning Segments and Geographical Information

Financial information concerning our operating segment and the geographic area in which we operate is set forth in Note 12 to the audited annual consolidated financial statements included elsewhere in this prospectus.

Employees

As of June 30, 2006, Cricket employed 1,818 full-time employees, and Leap had no employees.

Seasonality

Our customer activity is influenced by seasonal effects related to traditional retail selling periods and other factors that arise from our target customer base. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. However, sales activity and churn can be strongly affected by the launch of new markets, promotional activity and competitive actions, which have the ability to reduce or outweigh certain seasonal effects.

Inflation

We believe that inflation has not had a material effect on our results of operations.

Properties

As of June 30, 2006, Cricket leased space, totaling approximately 113,000 square feet, in three office buildings in San Diego, California for our headquarters. We use these buildings for engineering and administrative purposes.

As of June 30, 2006, Cricket leased regional offices in Denver, Colorado and Nashville, Tennessee. These offices consist of approximately 16,500 square feet and 32,200 square feet, respectively. Cricket has approximately 35 additional office leases in its individual markets that range from approximately 2,500 square feet to 13,600 square feet. Cricket also leases approximately 100 retail locations in its markets, including stores ranging in size from approximately 1,050 square feet to 5,600 square feet, as well as kiosks and retail spaces within another store. In addition, as of June 30, 2006, Cricket leased approximately 3,300 cell site locations, 27 switch locations and three warehouse facilities (which range in size from approximately 3,000 square feet to 20,000 square feet). We do not own any real property.

As of June 30, 2006, ANB 1 License leased 17 retail locations in its markets, consisting of stores ranging in size from approximately 1,200 square feet to 3,600 square feet. In addition, as of June 30, 2006, ANB 1 License leased approximately 674 cell site locations, two switch locations and two warehouse facilities (which are approximately 10,000 square feet each).

As we continue to develop existing Cricket markets, and as additional markets are built out, additional or substitute office facilities, retail stores, cell sites, switch sites and warehouse facilities will be leased.

Chapter 11 Proceedings Under the Bankruptcy Code

On April 13, 2003, Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from bankruptcy. On that date a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. Leap also issued warrants to purchase 600,000 shares of new Leap common stock pursuant to a settlement agreement. A creditor trust, referred to as the Leap Creditor Trust, was formed for the benefit of Leap’s general unsecured creditors. The Leap Creditor Trust received shares of new Leap common stock for distribution to Leap’s general unsecured creditors, and certain other assets, as specified in our plan of reorganization, for liquidation by the Leap Creditor Trust with the proceeds to be distributed to holders of allowed Leap unsecured claims. Any cash held in reserve by Leap immediately prior to the effective date of the plan of reorganization that remains following satisfaction of all allowed administrative claims and allowed priority claims against Leap will be distributed to the Leap Creditor Trust.

Our plan of reorganization implemented a comprehensive financial reorganization that significantly reduced our outstanding indebtedness. On the effective date of the plan of reorganization, our long-term indebtedness was reduced from a book value of more than $2.4 billion to indebtedness with an estimated fair value of $412.8 million, consisting of new Cricket 13% senior secured pay-in-kind notes due 2011 with a face value of $350 million and an estimated fair value of $372.8 million, issued on the effective date of the plan of reorganization, and approximately $40 million of remaining indebtedness to the FCC (net of the repayment of $45 million of principal and accrued interest to the FCC on the effective date of the plan of reorganization). We entered into new syndicated senior secured credit facilities in January 2005, and we used a portion of the proceeds from the $500 million term loan included as a part of such facilities to redeem Cricket’s 13% senior secured pay-in-kind notes, to repay our remaining approximately $41 million of outstanding indebtedness and accrued interest to the FCC and to pay transaction fees and expenses of $6.4 million.

Legal Proceedings

Outstanding Bankruptcy Claims

Although our plan of reorganization became effective and we emerged from bankruptcy in August 2004, a tax claim of approximately $4.9 million Australian dollars (approximately $3.7 million U.S. dollars as of July 31, 2006)

asserted by the Australian government against Leap in the U.S. Bankruptcy Court for the Southern District of California in Case Nos. 03-03470-All to 03-035335-All (jointly administered) has not yet been resolved. The Bankruptcy Court sustained our objection to the claim and dismissed the claim in June 2006. However, the Australian government has appealed the Bankruptcy Court order to the United States District Court for the Southern District of California in Case No. 06-CCV-1282. We do not believe that the resolution of this claim will have a material adverse effect on our consolidated financial statements.

Securities Litigation

On December 31, 2002, several members of American Wireless Group, LLC, referred to in this prospectus as AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration, or in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants have appealed the denial of the motion to the state supreme court.

In a related action to the action described above, on June 6, 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. The motion was denied and the defendants’ have appealed the ruling to the state supreme court.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with Leap. Leap’s D&O insurers have not filed a reservation of rights letter and have been paying defense costs. Management believes that the liability, if any, from the AWG and Whittington Lawsuits and the related indemnity claims of the defendants against Leap is not probable and estimable; therefore, no accrual has been made in Leap’s annual consolidated financial statements as of December 31, 2005 or condensed consolidated financial statements as of June 30, 2006 related to these contingencies.

In addition to the matters described above, we are often involved in claims arising in the course of business, seeking monetary damages and other relief. The amount of the liability, if any, from such claims cannot currently be reasonably estimated; therefore, no accruals have been made in Leap’s consolidated financial statements as of June 30, 2006 for such claims. In the opinion of our management, the ultimate liability for such claims will not have a material adverse effect on Leap’s consolidated financial statements.

Patent Litigation

On June 14, 2006, we sued MetroPCS in the United States District Court for the Eastern District of Texas, Marshall Division, Civil Action No. 2-06H-CV-00240-TJW, for infringement of U.S. Patent No. 6,813,497 “Improved Method for Providing Wireless Communication Services and Network and System for Delivering of Same System and Method for

Providing Wireless Communication Services,” issued to us. Our complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and (iii) together with two related entities, counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, ANB 1 License, Denali License, and current and former employees of Leap and Cricket, including Leap CEO Doug Hutcheson. The countersuit alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award damages, including punitive damages, impose an injunction enjoining us from participating in Auction #66, impose a constructive trust on our business and assets for the benefit of MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that we and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. Based upon our preliminary review of the counterclaims, we believe that we have meritorious defenses and intend to vigorously defend against the counterclaims. If the MetroPCS entities were to prevail in their counterclaims, it could have a material adverse effect on our business, financial condition and results of operations.

On August 3, 2006, MetroPCS filed a separate action in the United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3-06CV1399-D, seeking a declaratory judgment that our U.S. Patent No. 6,959,183 “Improved Operations Method for Providing Wireless Communication Services and Network and System for Delivering Same” (a different patent from the one that is the subject of our infringement action against MetroPCS) is invalid and is not being infringed by MetroPCS and its affiliates.

Tortious Interference and Unfair Competition Litigation

On July 10, 2006, we sued T-Mobile USA, Inc., or T-Mobile, in the District Court of Harris County, Texas, Cause No. 2006-42215, for tortious interference with existing contract, tortious interference with prospective relations, business disparagement, and antitrust violations arising out of anticompetitive activities of T-Mobile in the Houston, Texas marketplace. In response, on August 8, 2006, T-Mobile filed a counterclaim against Cricket, alleging tortious interference with T-Mobile’s contracts with employees, ex-employees, authorized dealers and customers and unfair competition, and asking the court to award damages, including punitive damages, in an unspecified amount. We intend to vigorously defend against the counterclaim.

MANAGEMENT

Directors

Biographical information for the directors of Leap is set forth below. Our directors are elected at our annual stockholders’ meeting each year, generally serving one year terms or until their successors are duly elected and qualified.

Name	Age	Position with the Company

Mark H. Rachesky, M.D.	47	Non-Executive Chairman of the Board
James D. Dondero	43	Director
John D. Harkey, Jr.	45	Director
S. Douglas Hutcheson	50	Chief Executive Officer, President and Director
Robert V. LaPenta	61	Director
Michael B. Targoff	62	Director

Mark H. Rachesky, M.D. has served as a member and non-executive chairman of our board of directors since August 2004. Dr. Rachesky is the founder and president of MHR Fund Management LLC, which is an investment manager of various private investment funds that invest in inefficient market sectors, including special situation equities and distressed investments. From 1990 through June 1996, Dr. Rachesky served in various positions at Icahn Holding Corporation, including as a senior investment officer and for the last three years as sole managing director and acting chief investment advisor. Dr. Rachesky serves as a member and non-executive chairman of the Board of Directors of Loral Space & Communications, Inc. and also as a member of the Board of Directors of Neose Technologies, Inc., Emisphere Technologies, Inc. and NationsHealth, Inc. Dr. Rachesky holds a B.S. in molecular aspects of cancer from the University of Pennsylvania, an M.D. from the Stanford University School of Medicine, and an M.B.A. from the Stanford University School of Business.

James D. Dondero has served as a member of our board of directors since August 2004. Mr. Dondero is the founder of Highland Capital Management, L.P. and has served as its president since 1993. Prior to founding Highland Capital Management, L.P., Mr. Dondero served as chief investment officer of a subsidiary of Protective Life Insurance Company. Mr. Dondero is also currently a member of the Board of Directors of Audio Visual Services Corp. and American Banknote Corp. Mr. Dondero holds degrees in accounting and finance, beta gamma sigma, from the University of Virginia. Mr. Dondero completed financial training at Morgan Guaranty Trust Company, and is a certified public accountant, a chartered financial analyst and a certified management accountant.

John D. Harkey, Jr. has served as a member of our board of directors since March 2005. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc., and as chief executive officer and vice chairman of Consolidated Restaurant Operations, Inc. Mr. Harkey also has been manager of the investment firm Cracken, Harkey & Street, L.L.C. since 1997. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. He also serves on the Board of Directors of Total Entertainment Restaurant Corporation, Pizza Inn, Loral Space & Communications, Inc. and Energy Transfer Partners, L.L.C. He also serves on the Executive Board of Circle Ten Council of the Boy Scouts of America. Mr. Harkey obtained his B.B.A. with honors and a J.D. from the University of Texas at Austin and an M.B.A. from Stanford University School of Business.

S. Douglas Hutcheson was appointed as our chief executive officer and president in, and has served as a member of our board of directors since, February 2005, having previously served as our president and chief financial officer from January 2005 to February 2005, as our executive vice president and chief financial officer from January 2004 to January 2005, as our senior vice president and chief financial officer from August 2002 to January 2004, as our senior vice president and chief strategy officer from March 2002 to August 2002, as our senior vice president, product development and strategic planning from July 2000 to March 2002, as our senior vice president, business development from March 1999 to July 2000 and as our vice president, business development from September 1998 to March 1999. From February 1995 to September 1998, Mr. Hutcheson served as vice president, marketing in the Wireless Infrastructure Division at Qualcomm Incorporated. Mr. Hutcheson is on the

Board of Directors of the Children’s Museum of San Diego and of San Diego’s Regional Economic Development Corporation (EDC). Mr. Hutcheson holds a B.S. in mechanical engineering from California Polytechnic University and an M.B.A. from University of California, Irvine.

Robert V. LaPenta has served as a member of our board of directors since March 2005. Mr. LaPenta is the Chairman and Chief Executive Officer of L-1 Investment Partners, LLC, an investment firm seeking investments in the biometrics area. Mr. LaPenta served as president, chief financial officer and director of L-3 Communications Holdings, Inc. from April 1997 until his retirement from those positions effective April 1, 2005. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a vice president of Lockheed Martin and was vice president and chief financial officer of Lockheed Martin’s C3I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he was Loral’s senior vice president and controller, a position he held since 1981. He previously served in a number of other executive positions with Loral since he joined that company in 1972. Mr. LaPenta is on the Board of Trustees of Iona College, the Board of Trustees of The American College of Greece and the Board of Directors of Core Software Technologies and Viisage Technology. Mr. LaPenta received a B.B.A. in accounting from Iona College in New York.

Michael B. Targoff has served as a member of our board of directors since September 1998. He is founder of Michael B. Targoff and Co., a company that seeks active or controlling investments in telecommunications and related industry early stage companies. In February 2006 Mr. Targoff was appointed chief executive officer and vice-chairman of the board of Loral Space & Communications Inc. From its formation in January 1996 through January 1998, Mr. Targoff was president and chief operating officer of Loral Space & Communications Ltd. Mr. Targoff was senior vice president of Loral Corporation until January 1996. Previously, Mr. Targoff was also the president of Globalstar Telecommunications Limited, the public owner of Globalstar, Loral’s global mobile satellite system. Mr. Targoff serves as a member of the Board of Directors of Loral Space & Communications, Inc., Viasat, Inc. and CPI International, Inc., in addition to serving as chairman of the boards of directors of three small private telecommunications companies. Before joining Loral Corporation in 1981, Mr. Targoff was a partner in the New York law firm of Willkie Farr & Gallagher. Mr. Targoff holds a B.A. from Brown University and a J.D. from Columbia University School of Law.

Executive Officers

Biographical information for the executive officers of Leap who are not directors is set forth below. There are no family relationships between any director or executive officer and any other director or executive officer. Executive officers serve at the discretion of the board of directors and until their successors have been duly elected and qualified, unless sooner removed by the board of directors.

Name	Age	Position with the Company

Amin I. Khalifa	52	Executive Vice President and Chief Financial Officer
Albin F. Moschner	53	Executive Vice President and Chief Marketing Officer
Glenn T. Umetsu	56	Executive Vice President and Chief Technical Officer
David B. Davis	40	Senior Vice President, Operations
Robert J. Irving, Jr.	50	Senior Vice President, General Counsel and Secretary
Leonard C. Stephens	49	Senior Vice President, Human Resources
Linda K. Wokoun	51	Senior Vice President, Marketing and Customer Care
Grant A. Burton	42	Vice President, Chief Accounting Officer and Controller

Amin I. Khalifa has served as our executive vice president and chief financial officer since August 2006. Mr. Khalifa previously served as executive vice president and chief financial officer of Apria Healthcare Group, Inc., a provider of home healthcare services, from October 2003 to August 2006. From June 1999 to September

2003, he served as vice president and chief financial officer of Beckman Coulter, Inc., a manufacturer of diagnostic laboratory equipment and instruments. From October 1996 to June 1999, Mr. Khalifa served as chief financial officer of the Agricultural Sector of Monsanto Company, a life sciences company. From 1994 to October 1996, he served as senior vice president, chief financial officer for Aetna Health Plans and as senior vice president, strategy and investor relations for Aetna, Inc. Mr. Khalifa currently serves as a director for PetSmart, Inc. Mr. Khalifa holds a B.S. in industrial engineering and an M.B.A. in finance from Lehigh University.

Albin F. Moschner has served as our executive vice president and chief marketing officer since January 2005, having previously served as senior vice president, marketing from September 2004 to January 2005. Prior to this, Mr. Moschner was president of Verizon Card Services from December 2000 to November 2003. Prior to joining Verizon, Mr. Moschner was president and chief executive officer of OnePoint Services, Inc., a telecommunications company that he founded and that was acquired by Verizon in December 2000. Mr. Moschner also was a principal and the vice chairman of Diba, Inc., a development stage internet software company, and served as senior vice president of operations, a member of the board of directors and ultimately president and chief executive officer of Zenith Electronics from October 1991 to July 1996. Mr. Moschner holds a master’s degree in electrical engineering from Syracuse University and a B.E. in electrical engineering from the City College of New York.

Glenn T. Umetsu has served as our executive vice president and chief technical officer since January 2005, having previously served as our executive vice president and chief operating officer from January 2004 to January 2005, as our senior vice president, engineering operations and launch deployment from June 2002 to January 2004, and as vice president, engineering operations and launch development from April 2000 to June 2002. From September 1996 to April 2000, Mr. Umetsu served as vice president, engineering and technical operations for Cellular One in the San Francisco Bay Area. Before Cellular One, Mr. Umetsu served in various telecommunications operations roles for 24 years with AT&T Wireless, McCaw Communications, RAM Mobile Data (now Cingular Mobile Data), Honolulu Cellular, PacTel Cellular, AT&T Advanced Mobile Phone Service, Northwestern Bell and the United States Air Force. Mr. Umetsu holds a B.A. in mathematics and economics from Brown University.

David B. Davis has served as our senior vice president, operations since July 2001, having previously served as our regional vice president, Midwest Region from March 2000 to July 2001. Before joining Leap, Mr. Davis spent six years with Cellular One, CMT Kansas/Missouri in various management positions culminating in his role as vice president and general manager. Before Cellular One, Mr. Davis was market manager for the PacTel-McCaw joint venture. Mr. Davis holds a B.S. from the University of Central Arkansas.

Robert J. Irving, Jr. has served as our senior vice president, general counsel and secretary since May 2003, having previously served as our vice president, legal from August 2002 to May 2003, and as our senior legal counsel from September 1998 to August 2002. Previously, Mr. Irving served as administrative counsel for Rohr, Inc., a corporation that designed and manufactured aerospace products from 1991 to 1998, and prior to that served as vice president, general counsel and secretary for IRT Corporation, a corporation that designed and manufactured x-ray inspection equipment. Before joining IRT Corporation, Mr. Irving was an attorney at Gibson, Dunn & Crutcher. Mr. Irving was admitted to the California Bar Association in 1982. Mr. Irving holds a B.A. from Stanford University, an M.P.P. from The John F. Kennedy School of Government of Harvard University and a J.D. from Harvard Law School, where he graduated cum laude.

Leonard C. Stephens has served as our senior vice president, human resources since our formation in June 1998. From December 1995 to September 1998, Mr. Stephens was vice president, human resources operations for Qualcomm Incorporated. Before joining Qualcomm Incorporated, Mr. Stephens was employed by Pfizer Inc., where he served in a number of human resources positions over a 14-year career. Mr. Stephens holds a B.A. from Howard University.

Linda K. Wokoun has served as our senior vice president, marketing and customer care since June 2005. Prior to joining Cricket, Ms. Wokoun was president and chief executive officer of RiverStar Software from April 2003 to June 2005. From March 2000 to January 2002, Ms. Wokoun was chief operating officer of iPCS, a Sprint PCS affiliate. Prior to joining iPCS, Ms. Wokoun was a vice president of Ameritech Cellular. She holds a B.A. in economics and an M.B.A. from Indiana University.

Grant A. Burton has served as our vice president, chief accounting officer and controller since June 2005. Prior to commencing his employment with Cricket, he served as assistant controller of PETCO Animal Supplies, Inc. from March 2004 to April 2005. He previously served as Senior Manager for PricewaterhouseCoopers, Assurance and Business Advisory Services, in San Diego from 1996 to 2004. Before joining PricewaterhouseCoopers, Mr. Burton served as acting vice president internal audit and manager merchandise accounting for DFS Group Limited from 1993 to 1996. Mr. Burton is a certified public accountant licensed in the State of California, and was a Canadian chartered accountant from 1990 to 2004. He holds a Bachelor of Commerce with Distinction from the University of Saskatchewan.

Appointment of New Chief Financial Officer

On August 28, 2006, Mr. Amin I. Khalifa commenced employment with us as our executive vice president and chief financial officer. Mr. Khalifa will receive an annual base salary of $375,000, sign-on bonuses of $50,000 within 30 days of and on each of the first and second anniversaries of Mr. Khalifa’s initial date of employment, and an opportunity to earn annual performance bonuses. Mr. Khalifa’s target performance bonus will be 80% of his annual base salary with bonus payouts based on both our and his performance. In connection with the commencement of his employment, Mr. Khalifa was granted 35,000 restricted shares of Leap’s common stock at a purchase price of $0.0001 per share and stock options to purchase 175,000 shares of Leap’s common stock at an exercise price equal to the fair market value per share of Leap’s common stock on the date of the commencement of his employment. In addition, Mr. Khalifa will receive reasonable and customary relocation benefits. We also expect to enter into our standard form of severance benefits agreement for executive officers with Mr. Khalifa.

Mr. Dean M. Luvisa, previously our acting chief financial officer, will continue to serve as our vice president of finance, reporting to our president and chief executive officer.

Audit Committee Financial Experts

Our audit committee consists of Mr. Targoff, Chairman, and Messrs. Harkey and LaPenta. Each member of the audit committee is an independent director, as defined in the Nasdaq Stock Market listing standards. Our board of directors has determined that Mr. Targoff qualifies as an “audit committee financial expert,” as set forth in Item 401(h)(2) of SEC Regulation S-K. Leap also believes that each of Messrs. Harkey and LaPenta also qualifies as an “audit committee financial expert.”

Stockholder Nominees

Nominations of persons for election to the board of directors may be made at the annual meeting of stockholders by any stockholder who is entitled to vote at the meeting and who has complied with the notice procedures set forth in Article II, Section 8 of the amended and restated bylaws of Leap. Generally, these procedures require stockholders to give timely notice in writing to the Secretary of Leap, including all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors and the nominee’s written consent to being named in the proxy and to serving as a director if elected. Stockholders are encouraged to review the bylaws which are filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part, for a complete description of the procedures.

Executive Compensation

The following table sets forth compensation information with respect to our chief executive officer and other four most highly paid executive officers, collectively referred to in this prospectus as the named executive officers, for the fiscal year ended December 31, 2005. The information set forth in the following tables reflects compensation earned by the named executive officers for services they rendered to us during each of the twelve months ended December 31, 2005, 2004 and 2003. William M. Freeman commenced his employment with us in May 2004 as chief executive officer and resigned from his position with us in February 2005. Albin F. Moschner commenced his employment with Leap in January 2005.

Summary Compensation Table

							Long-Term Compensation
									Number of
	Annual Compensation(1)								Securities
					Other Annual		Restricted Stock		Underlying	All Other
Name and Principal Position	Year	Salary	Bonus		Compensation(2)		Awards(3)		Options	Compensation(10)

S. Douglas Hutcheson	2005	$349,154	$133,682		$2,340		$3,651,520	(4)	161,007	$22,082
Chief Executive Officer,	2004	$334,816	$602,785	(5)	$10,640		$—		—	$22,962
President and Director	2003	$290,923	$159,841		$22,686		$—		—	$23,361
Glenn T. Umetsu	2005	$319,615	$113,145		$6,097		$2,878,646	(4)	85,106	$26,124
Executive Vice President	2004	$311,846	$532,678	(5)	$5,192		$—		—	$26,028
and Chief Technical Officer	2003	$265,385	$100,284		$4,808		$—		—	$28,954
Albin F. Moschner	2005	$274,231	$97,434		$81,777	(6)	$1,079,547	(4)	167,660	$13,182
Executive Vice President	2004	$—	$—		$—		$—		—	$—
and Chief Marketing Officer	2003	$—	$—		$—		$—		—	$—
Dean M. Luvisa	2005	$266,255	$166,864	(7)	$1,661		$823,437	(4)	17,140	$17,286
Acting Chief Financial	2004	$200,667	$235,878	(7)	$3,751		$—		—	$16,867
Officer, and Vice President,	2003	$194,589	$63,495		$10,159		$—		—	$14,978
Finance
Leonard C. Stephens	2005	$282,500	$83,360		$3,375		$1,316,230	(4)	23,404	$21,859
Senior Vice President,	2004	$284,090	$405,279	(5)	$3,186		$—		—	$23,160
Human Resources	2003	$271,115	$136,234		$24,890		$—		—	$17,568
William M. Freeman	2005	$76,923	$—		$43,227	(8)	$—		276,596	$1,006,774
Former Chief Executive	2004	$230,769	$120,985		$60,255	(9)	$—		—	$9,053
Officer and Director	2003	$—	$—		$—		$—		—	$—

(1)	As permitted by rules established by the SEC, no amounts are shown with respect to certain “perquisites” where the aggregate amounts of such perquisites for a named executive officer do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus for the relevant year.

(2)	Under Leap’s paid time-off program, an employee with sufficient accrued time off may elect to receive two days of pay for each paid day off the employee takes, reducing his or her accrued time off by two days. For example, if an employee takes one day off, he or she can elect to be paid for two days, which would reduce his or her accrued time off by two days.

(3)	Represents grants of restricted stock awards to executives issued under the 2004 Plan under which the executives have the right to receive, subject to vesting, shares of common stock. The shares subject to the stock awards were awarded on June 17, 2005 and vest in their entirety on February 28, 2008 or in the case of the October 26, 2005 award for Mr. Moschner, the shares vest in their entirety on the fifth anniversary from the date of grant. The grants are contingent upon continued employment until the end of the vesting period. The shares are subject to acceleration of vesting pursuant to attainment of performance targets. The shares of restricted stock are not entitled to dividends or dividend equivalents.

(4)	At December 30, 2005, the last trading day of the fiscal year, the number of shares outstanding and the value of the aggregate restricted stock holdings at the closing price of $37.88, were as follows: Mr. Hutcheson, 99,487 shares for a total aggregate value of $3,768,568; Mr. Umetsu, 76,560 shares for a total aggregate value of $2,900,093; Mr. Moschner, 35,000 shares for a total aggregate value of $1,325,800; Mr. Luvisa, 23,150 shares for a total aggregate value of $876,922; and Mr. Stephens, 24,750 shares for a total aggregate value of $937,530. For Mr. Stephens, the total includes a restricted stock award of 14,100 shares that was issued on July 8, 2005. The shares were subject to a two-year vesting schedule in which 7,050 shares vested on November 15, 2005 and the remaining 7,050 shares vest on November 15, 2006. On November 16, 2005, Mr. Stephens sold 2,626 of the underlying 7,050 shares to satisfy the federal, state and local withholding taxes he was required to pay in connection with the release of the shares.

The total number of shares listed in the table also includes shares of deferred stock units awarded to executives on June 17, 2005 which were issued in August 2005, as follows: Mr. Hutcheson, 30,000 units; Mr. Umetsu, 25,520 units; Mr. Luvisa, 6,050 units; and Mr. Stephens, 8,250 units. To satisfy the aggregate amount of federal, state and local withholding taxes that the executives were required to pay in connection with the release of the shares, the following shares of underlying stock were sold: Mr. Hutcheson, 11,623 shares; Mr. Umetsu, 12,760 shares; and Mr. Luvisa, 2,189 shares. Mr. Stephens sold all of the underlying shares.

(5)	Includes enhanced goal payments awarded to executive officers in August 2004, as follows: Mr. Hutcheson, $92,400; Mr. Umetsu, $86,800; and Mr. Stephens, $79,100. Also includes emergence bonuses for 2004 as follows: Mr. Hutcheson, $300,000; Mr. Umetsu, $250,000; and Mr. Stephens, $175,000. See “Emergence Bonus Agreements” and “Employment Agreements-Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson” below.

(6)	Includes taxable payments made to Mr. Moschner in relation to his relocation expenses, as follows: housing, $51,289; car rental, $7,523; and air fare, $22,812.

(7)	Includes retention bonus payments, emergence bonus and enhanced goal payments awarded to Mr. Luvisa prior to his appointment in February 2005 as acting chief financial officer.

(8)	Represents payments made to Mr. Freeman in connection with housing, $21,112; sick time payout, $4,615; and vacation payout, $17,500.

(9)	Represents payments made to Mr. Freeman in connection with his relocation expenses.

(10)	Includes all other compensation as indicated in the table below.

		Matching	Executive	Financial
		401(k)	Benefits	Planning	Total Other
Name	Year	Contributions	Payments	Services	Compensation

S. Douglas Hutcheson	2005	$4,630	$10,468	$6,984	$22,082
	2004	$6,500	$9,386	$7,022	$22,962
	2003	$6,000	$12,784	$4,577	$23,361
Glenn T. Umetsu	2005	$6,732	$5,081	$14,311	$26,124
	2004	$6,500	$5,711	$13,817	$26,028
	2003	$6,000	$9,095	$13,859	$28,954
Albin F. Moschner	2005	$6,558	$6,625	$—	$13,182
	2004	$—	$—	$—	$—
	2003	$—	$—	$—	$—
Dean M. Luvisa	2005	$5,507	$10,667	$1,113	$17,286
	2004	$6,133	$9,508	$1,226	$16,867
	2003	$6,000	$6,505	$2,473	$14,978
Leonard C. Stephens	2005	$6,066	$10,346	$5,447	$21,859
	2004	$6,500	$5,902	$10,661	$23,160
	2003	$6,000	$6,831	$4,737	$17,568
William M. Freeman	2005	$2,971	$3,803	$—	$1,006,774	(1)
	2004	$6,500	$2,553	$—	$9,053
	2003	$—	$—	$—	$—

(1)	Includes $1 million severance payment to Mr. Freeman pursuant to his Resignation Agreement. See “Employment Agreements — Resignation Agreement with William M. Freeman” below.

Option Grants in the Last Fiscal Year

The following table sets forth information regarding grants of stock options to each of the named executive officers during 2005. During the year ended December 31, 2005, we granted options to purchase an aggregate of 2,250,894 shares of Leap common stock, all of which were granted to our employees (including the named executive officers) and directors.

	Individual Grants
	Number of
	Securities	% of Total
	Underlying	Options			Potential Realizable Value at Assumed Annual Rates
	Options	Granted to	Exercise		of Stock Price Appreciation
	Granted	Employees in	Price per	Expiration	for Option Term(2)
Name	(1)	Fiscal Year	Share	Date	5%	10%

S. Douglas Hutcheson	85,106	9.49	$26.55	1/5/2015	$1,421,028	$3,601,164
S. Douglas Hutcheson	75,901	8.47	$26.35	2/24/2015	$1,257,784	$3,187,471
Glenn T. Umetsu	85,106	9.49	$26.55	1/5/2015	$1,421,028	$3,601,164
Albin M. Moschner	127,660	14.24	$26.55	1/31/2015	$1,985,997	$5,170,006
Albin M. Moschner	40,000	4.46	$34.37	10/26/2015	$864,604	$2,191,077
Dean M. Luvisa	17,140	1.91	$26.55	1/5/2015	$286,189	$725,260
Leonard C. Stephens	23,404	2.61	$26.55	1/5/2015	$390,780	$990,314

(1)	Options were granted to executives under the 2004 Plan and have a grant price that is equal to the fair market value on the date of grant. Such options vest in their entirety on February 28, 2008, except for the 40,000 options for Mr. Moschner that vest in their entirety on the fifth anniversary from the date of grant, or October 26, 2010. Vesting is subject to acceleration upon achieving established financial performance goals. Vesting is contingent upon continued service with us. Options granted under Leap’s 2004 Plan generally have a maximum term of ten years.

(2)	Potential gains are net of exercise price, but before taxes associated with the exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the SEC rules. Actual gains, if any, on stock option exercises are dependent on future performance of Leap’s common stock, overall market conditions and the option holders’ continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Option Exercises in 2005 and Option Values at December 31, 2005

The following table sets forth specified information concerning stock options held as of December 31, 2005 by each of the named executive officers. The value realized at December 31, 2005, if any, is calculated based on the excess of the closing prices as reported on the Nasdaq National Market on the date of exercise, less the exercise price of the option, multiplied by the number of shares as to which the option is exercised. No options were exercised by the named executive officers during 2005.

“In-the-money” options are those for which the fair market value of the underlying securities exceeds the exercise price of the option. These columns are based upon the closing price of $37.88 per share on December 30, 2005, minus the per share exercise price, multiplied by the number of shares underlying the option.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options Held at		In-the-Money Options
	Acquired on	Value	December 31, 2005		at December 31, 2005
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

S. Douglas Hutcheson	—	—	—	161,007	—	$1,839,390
Glenn T. Umetsu	—	—	—	85,106	—	$964,251
Albin F. Moschner	—	—	—	167,660	—	$1,586,788
Dean M. Luvisa	—	—	—	17,140	—	$194,196
Leonard C. Stephens	—	—	—	23,404	—	$265,167

EMPLOYEE BENEFIT PLANS

2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan

All of the outstanding shares of Leap common stock, warrants and options were cancelled as of August 16, 2004 pursuant to our plan of reorganization. Following our emergence from bankruptcy, as contemplated by Section 5.07 of our plan of reorganization, the compensation committee of Leap’s board of directors, acting pursuant to a delegation of authority from the board of directors, approved the 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, or the 2004 Plan. The 2004 Plan authorizes discretionary grants to our employees, consultants and independent directors, and to the employees and consultants of our subsidiaries, of stock options, restricted stock and deferred stock units. The aggregate number of shares of common stock subject to awards under the 2004 Plan is 4,800,000, which may be adjusted for changes in Leap’s capitalization and certain corporate transactions.

Administration

The 2004 Plan will generally be administered by the compensation committee of Leap’s board of directors, or the Administrator. The board of directors, however, will determine the terms and conditions of, and interpret and administer, the 2004 Plan for awards granted to Leap’s independent directors and, with respect to these awards, the term “Administrator” refers to the Board. As appropriate, administration of the 2004 Plan may be revested in the board of directors. In addition, for administrative convenience, the board of directors may determine to grant to one or more members of the Board or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

Stock Options

The 2004 Plan provides for discretionary grants of non-qualified stock options to employees, independent directors and consultants. The 2004 Plan also provides for the grant of incentive stock options, which may only be granted to employees. Options may be granted with terms determined by the Administrator; provided that incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The 2004 Plan provides that an option holder may exercise his or her option for three months following termination of employment, directorship or consultancy (twelve months in the event such termination results from death or disability). With respect to options granted to employees, an option will terminate immediately in the event of an option holder’s termination for cause. The exercise price for stock options granted under the 2004 Plan will be set by the Administrator and may not be less than par value (except for incentive stock options and stock options granted to independent directors which must have an exercise price not less than fair market value on the date of grant). Options granted under the 2004 Plan will generally have a term of 10 years.

Restricted Stock

Unless otherwise provided in the applicable award agreement, participants generally have all of the rights of a stockholder with respect to restricted stock. Restricted stock may be issued for a nominal purchase price and may be subject to vesting over time or upon attainment of performance targets. Any dividends or other distributions paid on restricted stock will also be subject to restrictions to the same extent as the underlying stock. Award agreements related to restricted stock may provide that restricted stock is subject to repurchase by Leap in the event that the participant ceases to be an employee, director or consultant prior to vesting.

Deferred Stock Units

Deferred stock units represent the right to receive shares of stock on a deferred basis. Stock distributed pursuant to deferred stock units may be issued for a nominal purchase price and deferred stock units may be subject to vesting over time or upon attainment of performance targets. Stock distributed pursuant to a deferred stock unit award will not be issued before the deferred stock unit award has vested, and a participant granted a deferred stock unit award generally will have no voting or dividend rights prior to the time when the stock is distributed. The deferred stock unit award will specify when the stock is to be distributed. The Administrator may provide that the stock will be distributed pursuant to a deferred stock unit award on a deferred basis pursuant to a timely irrevocable election by the participant. The issuance of the stock distributable pursuant to a deferred stock unit award may not occur prior to the earliest of: (1) a date or dates set forth in the applicable award agreement; (2) the participant’s termination of employment or service with us (or in the case of any officer who is a “specified employee” as defined in Section 409A(a)(2)(B)(i) of the Code, six months after such termination); (3) an unforeseeable financial emergency affecting the participant; or (4) a change in control, as described below. Under no circumstances may the time or schedule of distribution of stock pursuant to a deferred stock unit award be accelerated.

Awards Generally Not Transferable

Awards under the 2004 Plan are generally not transferable during the award holder’s lifetime, except, with the consent of the Administrator, pursuant to qualified domestic relations orders. The Administrator may allow non-qualified stock options to be transferable to certain permitted transferees (i.e., immediate family members for estate planning purposes).

Changes in Control and Corporate Transactions

In the event of certain changes in the capitalization of Leap or certain corporate transactions involving Leap and certain other events (including a change in control, as defined in the 2004 Plan), the Administrator will make appropriate adjustments to awards under the 2004 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. Leap will give award holders 20 days’ prior written notice of certain changes in control or other corporate transactions or events (or such lesser notice as the Administrator determines is appropriate or administratively practicable under the circumstances) and of any actions the Administrator intends to take with respect to outstanding awards in connection with such change in control, transaction or event. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events (and such exercise may be conditioned on the closing of such transactions or events).

Term of the 2004 Plan; Amendment and Termination

The 2004 Plan will be in effect until December 2014, unless Leap’s board of directors terminates the 2004 Plan at an earlier date. The board of directors may terminate the 2004 Plan at any time with respect to any shares not then subject to an award under the 2004 Plan. The board of directors may also modify the 2004 Plan from time to time, except that the board of directors may not, without prior stockholder approval, amend the 2004 Plan so as to increase the number of shares of stock that may be issued under the 2004 Plan, reduce the exercise price per share of the shares subject to any outstanding option, or amend the 2004 Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or rule or which would alter the rights or obligations of any outstanding award.

Vesting of Awards Under the 2004 Plan

For the named executive officers, the stock options described above become exercisable on the third anniversary of the date of grant, and the restricted stock awards described above generally vest on February 28, 2008, in each case subject to accelerated vesting in increments ranging from a minimum of 10% to a maximum of 30% of the applicable award per year if Leap meets certain performance targets in 2006 based on adjusted EBITDA and net customer additions. The stock options and restricted stock awards described above that were granted to Mr. Moschner on October 2005 become exercisable on the fifth anniversary of the date of grant, subject to accelerated vesting in increments ranging from a minimum of 10% to a maximum of 30% of the applicable award per year if Leap meets certain performance targets in 2006, 2007 and 2008 based on adjusted EBITDA and net customer additions. Of the 38,850 shares subject to the restricted stock awards described above that were granted by Leap to Mr. Stephens, 7,050 vested on November 15, 2005 and 7,050 will vest on November 15, 2006, subject to certain accelerated vesting if he is terminated without cause or if he resigns with good reason.

The deferred stock units were fully vested, and the shares underlying the deferred stock unit awards were distributed in August 2005.

Change in Control Vesting of Stock Options and Restricted Stock.  The stock options and restricted stock awards granted to the named executive officers (other than 7,050 shares of restricted stock granted to Mr. Stephens in July 2005) will also become exercisable and/or vested on an accelerated basis in connection with certain changes in control. The period over which the award vests or becomes exercisable after a change of control varies depending upon the date that the award was granted and the date of the change of control. Except as described in the following paragraph, an executive officer will be entitled to accelerated vesting and/or exercisability in the event of a change in control only if he is an employee, director or consultant on the effective date of such accelerated vesting and/or exercisability. Following the date of a change in control, there will be no further additional performance-based exercisability and/or vesting applicable to stock options and restricted stock awards based on our adjusted EBITDA and net customer addition performance.

Discharge Without Cause or Resignation for Good Reason in the Event of a Change in Control.  For each stock option and restricted stock award granted to Leap’s executives listed above (other than 7,050 shares of restricted stock granted to Mr. Stephens in July 2005), in the event an employee has a termination of employment by reason of discharge by us other than for cause, or as a result of the executive officer’s resignation for good reason, during the period commencing 90 days prior to a change in control and ending 12 months after such change in control, each stock option and restricted stock award will automatically accelerate and become exercisable and/or vested as to any remaining unvested shares subject to such stock option or restricted stock award. Such acceleration will occur upon termination of employment or, if later, immediately prior to the change in control.

This description of the 2004 Plan and the awards under the 2004 Plan is qualified in its entirety by reference to the full text of the 2004 Plan and the various award agreements, copies of which have been filed as exhibits to Leap’s shelf Registration Statement on Form S-3, of which this prospectus forms a part.

Employee Savings and Retirement Plan

Leap’s 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. We match a portion of the employee contributions and may, at our discretion, make additional contributions based upon earnings. Our contribution expenses were $1,485,000 for the year ended December 31, 2005, $428,000 and $613,000, for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, and $1,043,000 for the year ended December 31, 2003.

Employee Stock Purchase Plan

In September 2005, Leap commenced an Employee Stock Purchase Plan, or ESP Plan, which allows eligible employees to purchase shares of Leap common stock during a specified offering period. A total of 800,000 shares of common stock have been reserved for issuance under the ESP Plan. The aggregate number of shares that may be sold pursuant to options granted under the ESP Plan is subject to adjustment for changes in Leap’s capitalization and certain corporate transactions. The ESP Plan is a non-compensatory plan under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

The purpose of the ESP Plan is to assist our eligible employees in acquiring stock ownership in Leap pursuant to a plan which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. In addition, the ESP Plan is intended to help such employees provide for their future security and to encourage them to remain in our employment.

The ESP Plan is administered by the compensation committee of Leap’s board of directors. Subject to the terms and conditions of the ESP Plan, Leap’s compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the ESP Plan. Leap’s compensation committee is also authorized to adopt, amend and rescind rules relating to the administration of the ESP Plan. As appropriate, administration of the ESP Plan may be revested in Leap’s board of directors.

Cricket’s employees and the employees of Leap or any of our designated subsidiary corporations that customarily work more than twenty hours per week and more than five months per calendar year, and who have been employed by Cricket, Leap or one of our designated subsidiary corporations for at least three months, are eligible to participate in the ESP Plan as of the first day of the first offering period after they become eligible to participate in the ESP Plan. However, no employee is eligible to participate in the ESP Plan if, immediately after becoming eligible to participate, such employee would own or be treated as owning stock (including stock such employee may purchase under options granted under the ESP Plan) representing 5% or more of the total combined voting power or value of all classes of Leap’s stock or the stock of any of its subsidiary corporations.

Under the ESP Plan, shares of Leap common stock are offered during six month offering periods commencing on each January 1 and July 1. On the first day of an offering period, an eligible employee is granted a nontransferable option to purchase shares of Leap common stock on the last day of the offering period.

An eligible employee can participate in the ESP Plan through payroll deductions. An employee may elect payroll deductions in any whole percentage (up to 15%) of base compensation, and may increase (but not above 15%), decrease or suspend his or her payroll deductions during the offering period. The employee’s cumulative payroll deductions (without interest) can be used to purchase shares of Leap common stock on the last day of the offering period, unless the employee elects to withdraw his or her payroll deductions prior to the end of the period. An employee’s cumulative payroll deductions for an offering period may not exceed $5,000.

The per share purchase price of shares of Leap common stock purchased on the last day of an offering period is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. The fair market value of a share of Leap common stock on any given date is determined based on the closing trading price for Leap common stock on the trading day next preceding such date, or, if Leap common stock is not then traded on an exchange, but is then quoted on the Nasdaq National Market, the mean between the closing representative bid and asked prices on the trading day next preceding such date, or, if Leap common stock is not then quoted on the Nasdaq National Market, the mean between the closing bid and ask prices on the trading day next preceding such date, as determined in good faith by the compensation committee.

An employee may purchase no more than 250 shares of Leap common stock for each offering period. Also, an employee may not purchase shares of Leap common stock during a calendar year with a total fair market value of more than $25,000.

In the event of certain changes in Leap’s capitalization or certain corporate transactions involving Leap, Leap’s compensation committee will make appropriate adjustments to the number of shares that may be sold pursuant to options granted under the ESP Plan and options outstanding under the ESP Plan and is authorized to provide for the termination, cash-out, assumption, substitution or accelerated exercise of such options.

The ESP Plan will be in effect until May 25, 2015, unless Leap’s board of directors terminates the ESP Plan at an earlier date. Leap’s board of directors may terminate the ESP Plan at any time and for any reason. Leap’s board of directors may also modify the ESP Plan from time to time, except that the board of directors may not, without prior stockholder approval, amend the ESP Plan so as to increase the number of shares of Leap common stock that may be sold under the ESP Plan, or change the corporations whose employees are eligible under the ESP Plan, or amend the ESP Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or rule.

Compensation of Directors

Standard Compensation Arrangements

Effective February 22, 2006, the board of directors approved an annual compensation package for non-employee directors consisting of a cash component and an equity component. The cash component will be paid, and the equity component will be awarded, each year following the annual meeting of stockholders of Leap.

Each non-employee director will receive annual cash compensation of $40,000. The chairman of the board of directors will receive additional cash compensation of $20,000; the chairman of the audit committee will receive additional cash compensation of $15,000, and the chairman of the compensation committee and the chairman of the nominating and corporate governance committee will each receive additional cash compensation of $5,000.

Non-employee directors will also receive $100,000 in Leap restricted common stock pursuant to the 2004 Plan. The purchase price for each share of Leap restricted common stock will be $.0001, and each such share will be valued at fair market value (as defined in the 2004 Plan) on the date of grant. Each award of restricted common stock will vest in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted common stock under each award will vest upon a change of control (as defined in the 2004 Plan).

Leap also reimburses directors for reasonable and necessary expenses, including their travel expenses incurred in connection with attendance at board and board committee meetings.

Prior Option Grants to Directors

On May 18, 2006, Leap’s board of directors granted to each of Dr. Rachesky and Messrs. Dondero, Targoff, LaPenta and Harkey restricted common stock awards of 2,264 shares at a purchase price of $0.0001 per share. One third of each award of restricted common stock will vest on each of the first, second, and third anniversaries of the date of the grant.

On March 11, 2005, Leap’s board of directors granted to Mr. Targoff non-qualified stock options to purchase 30,000 shares of Leap common stock, and granted to each of Dr. Rachesky and Mr. Dondero non-qualified stock options to purchase 21,900 shares of Leap common stock, in each case in recognition of their service on Leap’s board of directors without compensation since our emergence from bankruptcy on August 16, 2004, a period of significant development for us and our business. Each of these option awards vested one-third on the award date and one-third on January 1, 2006. The remaining one-third vests on January 1, 2007. The exercise price for each of these stock options is $26.51 per share.

In addition, in recognition of their current service on Leap’s board of directors, on March 11, 2005, the board of directors granted to Dr. Rachesky, as non-executive chairman of the board, non-qualified stock options to purchase 18,300 shares of Leap common stock and granted to each of Messrs. Dondero and Targoff non-qualified stock options to purchase 7,500 shares of Leap common stock. Mr. Targoff, as chairman of the audit committee, was granted non-qualified stock options to purchase an additional 2,000 shares of Leap common stock and Mr. Dondero, as chairman of the compensation committee, was granted non-qualified stock options to purchase an additional 1,200 shares of Leap common stock. Each of these option awards vested one-third on January 1, 2006. An additional one-third vests on January 1, 2007 and the final one-third vests on January 1, 2008. The exercise price for each of these stock options is $26.51 per share.

In connection with their appointment as non-employee directors of Leap on March 11, 2005 and March 14, 2005, respectively, the board granted each of Messrs. Harkey and LaPenta non-qualified stock options to purchase 5,000 shares of Leap common stock, which option awards vested fully on the award date, and additional non-qualified stock options to purchase 7,500 shares Leap common stock, which option awards vested one-third on January 1, 2006. An additional one-third vests on January 1, 2007 and the final one-third vests on January 1, 2008. The exercise price for these option awards is $26.51 per share for Mr. Harkey and $26.45 for Mr. LaPenta.

Each of the option awards to non-employee directors described above has a term of ten years, provided that the options terminate 90 days after the option-holder ceases to be a non-employee director of Leap. Special exercise and termination rules apply if the option-holder’s relationship with Leap is terminated as a result of death or disability. The option awards will automatically vest in full upon a change of control of Leap, as defined in the 2004 Plan.

Compensation Committee Interlocks, Insider Participation and Board Interlocks

The current members of Leap’s compensation committee are Dr. Rachesky and Messrs. Dondero and Targoff; these directors also comprised Leap’s compensation committee for the year ended December 31, 2005. None of these directors has at any time been an officer or employee of Leap and its subsidiaries. No interlocking relationship exists or has existed between Leap’s board of directors or compensation committee and the board of directors or compensation committee of any other entity.

Employment Agreements

Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson

Effective as of February 25, 2005, Cricket and Leap entered into an Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson in connection with Mr. Hutcheson’s appointment as our chief executive officer. The Amended and Restated Executive Employment Agreement amends, restates and supersedes the Executive Employment Agreement dated January 10, 2005, as amended, among Mr. Hutcheson, Cricket and Leap. The Amended and Restated Executive Employment Agreement was amended as of June 17, 2005 and February 17, 2006. As amended, it is referred to in this prospectus as the Executive Employment Agreement.

Mr. Hutcheson’s term of employment under the Executive Employment Agreement expires on December 31, 2008, unless extended by mutual agreement.

Under the Executive Employment Agreement, Mr. Hutcheson received an annual base salary of $350,000 through January 27, 2006, an annual base salary of $550,000 beginning on January 28, 2006 through May 21, 2006, and an annual base salary of $575,000 beginning on May 22, 2006, subject to adjustment pursuant to periodic reviews by Leap’s board of directors, and an opportunity to earn an annual performance bonus. Mr. Hutcheson’s annual target performance bonus for 2006 will be 100% of his base salary. The amount of any annual performance bonus will be determined in accordance with Cricket’s prevailing annual performance bonus practices that are used to determine annual performance bonuses for the senior executives of Cricket generally. In the event Mr. Hutcheson is employed by Cricket on December 31, 2008, then Mr. Hutcheson will receive the final installment of his 2008 annual performance bonus without regard to whether he is employed by Cricket on the date such final installments are paid to senior executives of Cricket. In addition, the Executive Employment Agreement specifies that Mr. Hutcheson is entitled to participate in all insurance and benefit plans generally available to Cricket’s executive officers. Mr. Hutcheson received success bonuses of $150,000 in January 2005 and in September 2005. In addition, Mr. Hutcheson received a bonus of $100,000 on May 26, 2006 in recognition of his performance.

If, during the term of the Executive Employment Agreement, all or substantially all of Cricket’s assets, or shares of stock of Cricket or Leap having 50% or more of the voting rights of the total outstanding stock of Cricket or Leap, as the case may be, are sold with the approval of or pursuant to the active solicitation of the board of directors of Cricket or Leap, as applicable, to a strategic investor, and if Mr. Hutcheson continues his employment with Cricket or its successor for two months following the closing of such sale, Cricket will pay to Mr. Hutcheson a stay bonus in a lump sum payment equal to one and one half times his then current annual base salary and target performance bonus.

Under the terms of the Executive Employment Agreement, if Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket without cause or if he resigns with good reason, he will be entitled to receive (1) a lump sum payment equal to one and one-half times the sum of his then current annual base salary plus his target performance bonus; however, this payment would not be due to Mr. Hutcheson if he receives the stay bonus described above, and (2) if he elects continuation health coverage under COBRA, Cricket will pay the premiums for such continuation health coverage for a period of 18 months (or, if earlier, until he is eligible for comparable coverage with a subsequent employer). Mr. Hutcheson will be required to execute a general release as a condition to his receipt of any of these severance benefits.

The agreement also provides that if Mr. Hutcheson’s employment is terminated by reason of his discharge without cause or his resignation for good reason, in each case within one year of a change in control, and he is subject to excise tax pursuant to Section 4999 of the Code as a result of any payments to him, then Cricket will pay him a “gross-up payment” equal to the sum of the excise tax and all federal, state and local income and employment taxes payable by him with respect to the gross-up payment. This gross-up payment will not exceed $1 million and, if Mr. Hutcheson’s employment was terminated by reason of his resignation for good reason, such payment is conditioned on Mr. Hutcheson’s agreement to provide consulting services to Cricket or Leap for up to three days per month for up to a one-year period for a fee of $1,500 per day.

If Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket for cause or if he resigns without good reason, he will be entitled only to his accrued base salary through the date of termination. If Mr. Hutcheson’s employment is terminated as a result of his death or disability, he will be entitled only to his accrued base salary through the date of death or termination, as applicable, and his pro rata share of his target performance bonus for the year in which his death or termination occurs.

Effective January 5, 2005, Leap’s compensation committee granted Mr. Hutcheson non-qualified stock options to purchase 85,106 shares of Leap common stock at $26.55 per share under the 2004 Plan. Also effective January 5, 2005, the compensation committee agreed to grant Mr. Hutcheson restricted stock awards to purchase 90,000 shares of Leap common stock at $.0001 per share and deferred stock unit awards to purchase 30,000 shares of Leap common stock at $.0001 per share, if and when Leap filed a Registration Statement on Form S-8 with respect to the 2004 Plan. The Registration Statement on Form S-8 was filed on June 17, 2005, and the restricted stock and deferred stock unit awards were issued on that date. Under the Executive Employment Agreement, on February 24, 2005, Mr. Hutcheson was granted additional non-qualified stock options to purchase 75,901 shares of Leap common stock at $26.35 per share. The compensation committee also agreed to grant Mr. Hutcheson restricted stock awards to purchase 9,487 shares of Leap common stock at $.0001 per share, if and when a Registration Statement on Form S-8 was filed. Leap filed a Registration Statement on Form S-8 with respect to the 2004 Plan on June 17, 2005, and the restricted stock awards were issued to Mr. Hutcheson on that date. The forms of award agreements for these awards are attached to his Amended and Restated Executive Employment Agreement, a copy of which has been filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part. Of the awards granted to Mr. Hutcheson, 85,106 shares subject to stock options described above become exercisable on the third anniversary of the date of grant and 90,000 shares subject to the restricted stock awards described above become vested on February 28, 2008. In addition, up to 30% of the shares subject to such stock options and restricted stock awards may vest earlier upon Leap’s achievement of certain adjusted EBITDA and net customer addition targets for fiscal year 2006 (in approximately March of 2007). The remaining 75,901 shares subject to stock options and 9,487 shares subject to restricted stock awards become vested on December 31, 2008. In addition, up to 30% of the shares subject to such stock options and restricted stock awards may vest earlier upon Leap’s achievement of certain adjusted EBITDA and net customer addition targets for each of fiscal years 2006 and 2007 (in each case in approximately March of the following year). In each case, Mr. Hutcheson must be an employee, director or consultant of Cricket or Leap on such date.

The stock options and restricted stock awards listed above will also become exercisable and/or vested on an accelerated basis in connection with certain changes in control, as more fully described above under the heading “2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan — Vesting of Awards under the 2004 Plan.” In addition, if Mr. Hutcheson’s employment is terminated by reason of discharge by Cricket other than for cause, or if he resigns for good reason, (1) if Mr. Hutcheson agrees to provide consulting services to Cricket or Leap for up to five days per month for up to a one-year period for a fee of $1,500 per day, any remaining unvested shares subject to his stock options and restricted stock awards will vest and/or become exercisable on the last day of such one-year period, or (2) such remaining unvested shares subject to his stock options and restricted stock awards will become exercisable and/or vested on the third anniversary of the date of grant (for the January 5, 2005 awards) and on December 31, 2008 (for the February 24, 2005 awards). Mr. Hutcheson will be required to execute a general release as a condition to his receipt of the foregoing accelerated vesting.

The description of the Executive Employment Agreement with Mr. Hutcheson is qualified in its entirety by reference to the full text of the Amended and Restated Executive Employment Agreement, as amended, a copy of which has been filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part.

Resignation Agreement with William M. Freeman

On February 24, 2005, Leap and its wholly owned subsidiary Cricket entered into a Resignation Agreement with William M. Freeman, under which Mr. Freeman resigned as the chief executive officer and as a director of Leap, Cricket and their domestic subsidiaries, effective as of February 25, 2005. This Resignation Agreement superseded the Executive Employment Agreement entered into by Cricket and Mr. Freeman as of May 24, 2004. Under the Resignation Agreement, Mr. Freeman received a severance payment of $1 million. Mr. Freeman also relinquished all rights to any stock options, restricted stock and deferred stock unit awards from Leap. Mr. Freeman executed a general release as a condition to his receipt of the severance payment. This description of the Resignation Agreement with Mr. Freeman is qualified in its entirety by reference to the full text of the Resignation Agreement, a copy of which was filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part.

Emergence Bonus Agreements

Effective as of February 17, 2005, Leap entered into Emergence Bonus Agreements with four senior executive officers in connection with the emergence bonuses such officers were awarded in 2004. The agreements provided that a portion of the emergence bonuses awarded in 2004 would not be paid to the executives until the earlier of September 30, 2005 or the date on which such executives ceased to be employed by Cricket, unless such cessation of employment occurred as a result of a termination for cause. The portions of the 2004 emergence bonus covered by the respective Emergence Bonus Agreements and paid on September 30, 2005 are: Glenn T. Umetsu, Executive Vice President and Chief Technical Officer $125,000, David B. Davis, Senior Vice President, Operations $87,500, Robert J. Irving, Jr., Senior Vice President, General Counsel and Secretary $87,500, and Leonard C. Stephens, Senior Vice President, Human Resources $87,500.

Severance Agreements

On November 8, 2005, we entered into Severance Benefits Agreements with our Executive Vice Presidents and Senior Vice Presidents, or the Severance Agreements. These agreements replaced severance agreements which expired on August 15, 2005. The term of the Severance Agreements extends through December 31, 2006, with an automatic extension for each subsequent year unless notice of termination is provided to the executive no later than June 30th of the preceding year.

Pursuant to the Severance Agreements, executives who are terminated without cause (as defined in the Severance Agreement) or who resign for good reason (as defined in the Severance Agreement), will receive severance benefits consisting of an amount equal to one year of base salary and target bonus. In addition, we will pay the cost of continuation health coverage (COBRA) for one year or, if shorter, until the time when the executive is eligible for comparable coverage with a subsequent employer.

In consideration for these benefits, the executives have agreed to provide a general release of Leap and its operating subsidiary Cricket, prior to receiving severance benefits, and have agreed not to compete with us for one year, and not to solicit any of our employees and to maintain the confidentiality of our information for three years.

This description of the Severance Agreements is qualified in its entirety by reference to the full text of the form of the Executive Vice President and Senior Vice President Severance Benefits Agreement, a copy of which has been filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part.

On January 16, 2006, Leap entered into a Severance Benefits Agreement with Dean Luvisa, our acting chief financial officer and vice president, finance. Mr. Luvisa’s Severance Benefits Agreement is similar to the form of Executive Vice President and Senior Vice President Severance Benefits Agreement, except that Mr. Luvisa’s agreement renews annually only until December 31, 2008, at which date his Severance Benefits Agreement with us expires. The description of Mr. Luvisa’s Severance Benefits Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which has been filed as an exhibit to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part.

Indemnification of Directors and Executive Officers and Limitation on Liability

As permitted by Section 102 of the Delaware General Corporation Law, Leap has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of Leap’s directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to Leap or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Leap or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Leap’s amended and restated certificate of incorporation also authorizes Leap to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, Leap’s amended and restated bylaws provide that:

•	Leap may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	Leap may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in Leap’s amended and restated bylaws are not exclusive.

Leap’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

On December 31, 2002, several members of American Wireless Group, LLC, referred to in this prospectus as AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration, or in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants have appealed the denial of the motion to the state supreme court.

In a related action to the action described above, on June 6, 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. The motion was denied and the defendants’ have appealed the ruling to the state supreme court.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with Leap. Leap’s D&O insurers have not filed a reservation of rights letter and have been paying defense costs. Management believes that the liability, if any, from the AWG and Whittington Lawsuits and the related indemnity claims of the defendants against Leap is not probable and estimable; therefore, no accrual has been made in Leap’s annual consolidated financial statements as of December 31, 2005 related to these contingencies.

In addition, in response to our patent infringement suit against MetroPCS, on August 3, 2006 MetroPCS and two related entities brought counterclaims against us and, among others, current and former employees of Leap and Cricket, including Leap CEO Mr. Hutcheson, who have indemnification agreements with Leap. See “Business — Legal Proceedings — Patent Litigation” above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table contains information about the beneficial ownership of Leap common stock for:

•	each stockholder known by us to beneficially own more than 5% of Leap common stock;

•	each of Leap’s directors;

•	each of Leap’s named executive officers; and

•	all directors and executive officers as a group.

The percentage of ownership indicated in the following table is based on 61,254,519 shares of common stock outstanding on August 22, 2006.

Information with respect to beneficial ownership has been furnished by each director and officer, and with respect to beneficial owners of more than 5% of Leap common stock, by Schedules 13D and 13G, filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC by them. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 22, 2006 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Beneficial Ownership(1)
	Number of	Percent of
5% Stockholders, Officers and Directors	Shares	Total

Entities affiliated with Highland Capital Management, L.P.(2)	4,704,271	7.7
MHR Institutional Partners II LP(3)	3,340,378	5.5
MHR Institutional Partners IIA LP(3)	8,415,428	13.7
Entities affiliated with Iridian Asset Management LLC(4)	3,221,900	5.3
Entities affiliated with Ameriprise Financial, Inc.(5)	3,068,509	5.0
James D. Dondero(6)(8)(15)	4,724,035	7.7
Mark H. Rachesky, M.D.(7)(8)(15)	11,778,770	19.2
John D. Harkey, Jr.(8)(15)	9,764	*
Robert V. LaPenta(8)(9)(15)	14,764	*
Michael B. Targoff(8)(15)	25,430	*
S. Douglas Hutcheson(10)	118,200	*
Glenn T. Umetsu(11)	81,560	*
Albin F. Moschner(12)	35,000	*
Dean M. Luvisa(13)	27,383	*
Leonard C. Stephens(14)	37,344	*
William M. Freeman	0	*
All executive officers and directors as a group (15 persons)	16,945,628	27.7

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the address for each person or entity named below is c/o Leap Wireless International, Inc., 10307 Pacific Center Court, San Diego, California 92121.

(2)	Consists of (a) 76,137 shares of common stock held by Columbia Floating Rate Advantage Fund (“Columbia Advantage”); (b) 76,137 shares of common stock held by Columbia Floating Rate Limited Liability Company (“Columbia LLC”); (c) 2,309,794 shares of common stock held by Highland Crusader Offshore Partners, L.P. (“Crusader”); (d) 190,342 shares of common stock held by Highland Loan Funding V, Ltd. (“HLF”); (e) 19,148 shares of common stock held by Highland Legacy, Limited (“Legacy”); (f) 52,504 shares of common stock held by PAM Capital Funding, L.P. (“PAM Capital”); (g) 876,750 shares of common stock held by Highland Equity Focus Fund, L.P. (“Focus”), (h) 64,711 shares of common stock held by Highland CDO Opportunity Fund, Ltd. (“CDO Fund”) and

(i) 1,038,748 shares of common stock held in accounts for which Highland Capital Management, L.P. (“HCMLP”) has investment discretion. HCMLP is the investment manager for CDO Fund, Focus, Columbia Advantage, Columbia LLC and Crusader. Pursuant to certain management agreements, HCMLP serves as collateral manager for HLF, Legacy, and PAM Capital. Strand Advisors, Inc. (“Strand”) is the general partner of HCMLP. Mr. Dondero is a director and the President of Strand. Mr. Dondero also serves as a director of Leap. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities described above, except to the extent of their pecuniary interest therein. The address for Strand, Focus, Columbia Advantage, Columbia LLC, Crusader, HCMLP and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The address for HLF, Legacy, CDO Fund, and PAM Capital is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(3)	Consists of (a) 3,340,378 shares of common stock held for the account of MHR Institutional Partners II LP, a Delaware limited partnership (“Institutional Partners II”) and (b) 8,415,428 shares of common stock held for the account of MHR Institutional Partners IIA LP, a Delaware limited partnership (“Institutional Partners IIA”). MHR Institutional Advisors II LLC (“Institutional Advisors”) is the general partner of Institutional Partners II and Institutional Partners IIA. In such capacity, Institutional Advisors may be deemed to be the beneficial owner of these shares of common stock. The address for this entity is 40 West 57th Street, 24th Floor, New York, New York 10019.

(4)	The address for this entity is 276 Post Road West, Westport, Connecticut 06880. Mr. Jeffrey M. Elliott is Executive Vice President of Iridian Asset Management LLC (“Iridian”), a limited liability company. Iridian has direct beneficial ownership and serves as the investment adviser under investment management agreements with The Governor and Company of the Bank of Ireland (the “Bank of Ireland”), an Ireland corporation, IBI Interfunding (“IBI”), an Ireland corporation, BancIreland/First Financial, Inc. (“BancIreland”), a New Hampshire corporation, and BIAM (US) Inc., a Delaware corporation, and has direct power to vote or dispose of the aggregate securities held by this group. BIAM (US) Inc., as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of common stock owned by Iridian. BancIreland, as the sole shareholder of BIAM (US) Inc., may be deemed to possess beneficial ownership of the shares of common stock beneficially owned by BIAM (US) Inc. IBI, as the sole shareholder of BancIreland, may be deemed to possess beneficial ownership of the shares of common stock beneficially owned by BancIreland. The Bank of Ireland, as the sole shareholder of IBI, may be deemed to possess beneficial ownership of the shares of common stock beneficially owned by IBI. The address for Bank of Ireland and IBI is Head Office, Lower Baggot Street, Dublin 2, Ireland. The address for BancIreland and BIAM (US) Inc. is Liberty Park #15, 282 Route 101, Amherst, New Hampshire 03110.

(5)	The address for this entity is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474. Mr. Steve Turbenson is the Director of Fund Administration of Ameriprise Financial, Inc. (“Ameriprise”), a Delaware corporation, which is the parent company of Ameriprise Trust Company, a trust organized under the laws of the State of Minnesota, RiverSource Funds, an investment company, and RiverSource Investments, LLC, an investment adviser. As the parent company, Ameriprise may be deemed to be the beneficial owner of the shares of common stock. Ameriprise, and each of its subsidiaries, disclaims beneficial ownership of any of these shares.

(6)	Consists of the shares in footnote 2 above. Mr. Dondero is the President and a director of Strand and as such, he may be deemed to be an indirect beneficial owner of these shares. Mr. Dondero disclaims beneficial ownership of the shares of common stock held by these entities, except to the extent of his pecuniary interest therein. The address for Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

(7)	Consists of the shares in footnote 3 above. Dr. Rachesky is the managing member of Institutional Advisors and as such, he may be deemed to be a beneficial owner of these shares. Dr. Rachesky disclaims beneficial ownership of the shares of common stock held by these entities. The address for Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York 10019.

(8)	Includes shares issuable upon exercise of options vested as of the date hereof, as follows: Mr. Dondero, 17,500 shares; Dr. Rachesky, 20,700 shares; Mr. Harkey, 7,500 shares; Mr. Targoff, 23,166 shares; and Mr. LaPenta, 7,500 shares.

(9)	Includes 5,000 shares held by a corporation which is wholly owned by Mr. LaPenta. Mr. LaPenta has the power to vote and dispose of such shares by virtue of his serving as an officer and director thereof.

(10)	Includes restricted stock awards for 90,000 shares which vest on February 28, 2008 and restricted stock awards for 9,487 shares which vest on December 31, 2008, in each case subject to certain conditions and accelerated vesting, as described under “Management — Employment Agreements — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson.”

(11)	Includes restricted stock awards for 76,560 shares which vest on February 28, 2008, subject to certain conditions and accelerated vesting, as described under “Management — Employee Benefit Plans — Awards to Executives under the 2004 Plan.”

(12)	Includes restricted stock awards for 20,000 shares which vest on February 28, 2008 and restricted stock awards for 15,000 shares which vest on October 26, 2010, subject to certain conditions and accelerated vesting as described under “Management — Employee Benefit Plans — Awards to Executives under the 2004 Plan.”

(13)	Includes restricted stock awards for 23,150 shares which vest on February 28, 2008, subject to certain conditions and accelerated vesting as described under “Management — Employee Benefit Plans — Awards to Executives under the 2004 Plan.”

(14)	Includes restricted stock awards for 24,750 shares which vest on February 28, 2008 and 7,050 shares which vest on November 15, 2006, subject to certain conditions and accelerated vesting as described under “Management — Employee Benefit Plans — Awards to Executives under the 2004 Plan.”

(15)	Includes restricted stock awards for 2,264 shares for each director which vest equally on each of May 18, 2007, May 18, 2008 and May 18, 2009.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except for those listed in the footnotes to the following table or under “Related Party Transactions” beginning on page 99. The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering is based on their outstanding shares of common stock as of August 22, 2006. The percentage of ownership indicated in the following table is based on 61,254,519 shares of common stock outstanding on August 22, 2006.

Information with respect to beneficial ownership has been furnished by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Beneficial Ownership
	Number of		Number of
	Shares		Shares
	Beneficially	Number of	Beneficially	Percentage of
	Owned	Shares	Owned	Shares Beneficially Owned
	Prior to	Being	After	Before	After
Selling Stockholders:	Offering	Offered	Offering	Offering	Offering

Columbia Floating Rate Limited Liability Company(1)	76,137	76,137	-0-	*	0%
Highland Crusader Offshore Partners, L.P.(1)	2,309,794	2,309,794	-0-	3.8%	0%
Columbia Floating Rate Advantage Fund(1)	76,137	76,137	-0-	*	0%
Highland Loan Funding V, Ltd.(2)	190,342	190,342	-0-	*	0%
Highland Legacy, Limited(2)	19,148	19,148	-0-	*	0%
Highland CDO Opportunity Fund, Ltd.(1)	64,711	64,711	-0-	*	0%
PAM Capital Funding, L.P.(2)	52,504	52,504	-0-	*	0%
Highland Equity Focus Fund, L.P.(1)	876,750	876,750	-0-	1.4%	0%
Highland Capital Management, L.P.(1)(2)(3)	1,038,748	1,038,748	-0-	1.7%	0%
MHR Institutional Partners II LP(4)	3,340,378	3,340,378	-0-	5.5%	0%
MHR Institutional Partners IIA LP(4)	8,415,428	8,415,428	-0-	13.7%	0%

Total	16,460,077	16,460,077	-0-	26.9%	0%

*	denotes less than 1%

(1)	Highland Capital Management, L.P. (“HCMLP”) is the investment manager for Highland CDO Opportunity Fund, Ltd., Highland Equity Focus Fund, L.P., Columbia Floating Rate Advantage Fund, Columbia Floating Rate Limited Liability Company and Highland Crusader Offshore Partners, L.P. Strand Advisors, Inc. (“Strand”) is the general partner of HCMLP. Mr. James D. Dondero is a director and the President of Strand, and in that capacity, may be deemed to have or share voting control over the Leap common stock held by these selling stockholders. Mr. Dondero also serves as a director of Leap. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities described above, except to the extent of their pecuniary interest therein.

(2)	Pursuant to certain management agreements, HCMLP serves as collateral manager for Highland Loan Funding V, Ltd., Highland Legacy, Limited, and PAM Capital Funding, L.P. Strand is the general partner of HCMLP. Mr. Dondero is a director and the President of Strand, and in that capacity, may be deemed to have or share voting control over the Leap common stock held by these selling stockholders. Mr. Dondero also serves as a director of Leap. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities described above, except to the extent of their pecuniary interest therein.

(3)	Amounts listed for HCMLP reflect 1,038,748 shares of common stock in accounts for which HCMLP has investment discretion. HCMLP expressly disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. Amounts listed for HCMLP do not include 4,065,523 shares of common stock for which HCMLP may be deemed to have beneficial ownership, as more fully described in Notes (1) and (2) above. HCMLP expressly disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.

(4)	MHR Institutional Advisors II LLC (“Institutional Advisors”) is the general partner of MHR Institutional Partners II LP and MHR Institutional Partners IIA LP. Dr. Mark H. Rachesky is the managing member of Institutional Advisors, and in such capacity, he exercises voting control over the Leap common stock held by these selling stockholders. Dr. Rachesky also serves as non-executive chairman of the board of directors of Leap. Each of Dr. Rachesky and Institutional Advisors may be deemed to be the beneficial owner of these securities. Dr. Rachesky disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e) privately negotiated transactions;

(f) short sales;

(g) through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h) through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

(i) one or more underwritten offerings on a firm commitment or best efforts basis; and

(j) any combination of any of these methods of sale.

The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

A selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents (who may be deemed to be underwriters), if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act and to keep the Registration Statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

RELATED PARTY TRANSACTIONS

In August 2004, we entered into a registration rights agreement with certain holders of Leap’s common stock, including MHR Institutional Partners II LP, MHR Institutional Partners IIA LP (these entities are affiliated with Mark H. Rachesky, M.D., one of Leap’s directors) and Highland Capital Management, L.P. (this entity is affiliated with James D. Dondero, one of Leap’s directors), whereby we granted them registration rights with respect to the shares of common stock issued to them on the effective date of our plan of reorganization.

Pursuant to this registration rights agreement, we are required to register for sale shares of common stock held by these holders upon demand of a holder of a minimum of 15% of Leap common stock on the effective date of the plan of reorganization or when we register for sale to the public shares of Leap common stock. We are also required to effect a resale shelf Registration Statement, of which this prospectus forms a part, pursuant to which these holders may sell certain of their shares of common stock on a delayed or continuous basis. We are obligated to pay all the expenses of registration, other than underwriting fees, discounts and commissions. The registration rights agreement contains cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement that are attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

On January 10, 2005, Leap and Cricket entered into a senior secured credit agreement for a six-year $500 million term loan and a $110 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). This credit agreement was amended on July 22, 2005 to, among other things, increase the amount of the term loan by $100 million, which was fully drawn on that date. Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a director of Leap) participated in the syndication of this credit agreement, as amended, in the following initial amounts: $100 million of the initial $500 million term loan; $30 million of the $110 million revolving credit facility; and $9 million of the additional $100 million term loan.

On June 16, 2006, Leap and Cricket entered into an amended and restated senior secured Credit Agreement for a seven-year $900 million term loan and a five-year $200 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a director of Leap) participated in the syndication of the Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with their participation.

DESCRIPTION OF CAPITAL STOCK

Leap’s authorized capital stock consists of 160,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

The following summary of the rights of Leap’s common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to Leap’s Registration Statement on Form S-3, of which this prospectus forms a part.

Common Stock

As of August 22, 2006, there were 61,254,519 shares of common stock outstanding.

As of August 22, 2006, there were warrants outstanding to purchase 600,000 shares of Leap’s common stock.

As of August 22, 2006, Leap had approximately 182 record holders of Leap’s common stock.

Voting Rights

Holders of Leap’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of Leap’s common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by Leap’s board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of Leap’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to Leap’s common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Leap may designate and issue in the future.

Fully Paid and Nonassessable

All outstanding shares of Leap’s common stock are, validly issued, fully paid and nonassessable.

Preferred Stock

Leap’s board of directors is authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Leap’s board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by Leap’s stockholders.

Leap’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of Leap’s common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of Leap’s common stock to decline or impair the voting and other rights of the holders of Leap’s common stock. We have no current plans to issue any shares of preferred stock. At August 22, 2006, Leap had no shares of preferred stock outstanding.

Warrants

As of August 22, 2006, there were warrants outstanding to purchase 600,000 shares of our capital stock. The warrants expire on March 23, 2009. These warrants have an exercise price of $16.83 per share and contain customary anti-dilution and net-issuance provisions.

Registration Rights Agreement with the Selling Holders

Under a registration rights agreement, as amended, certain of Leap’s stockholders have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

Demand Registration Rights

At any time after June 30, 2005, any holder who is a party to the registration rights agreement and who holds a minimum of 15% of the common stock covered by the registration rights agreement, has the right to demand that we file a registration statement covering the resale of its common stock, subject to a maximum of three such demands in the aggregate for all holders and to other specified exceptions. The underwriters of any such offering will have the right to limit the number of shares to be offered except that if the limit is imposed, then only shares held by holders who are parties to the registration rights agreement will be included in such offering and the number of shares to be included in such offering will be allocated pro rata among those same parties. In addition, while we are in registration, we generally will not be required to take any action to effect a demand registration.

“Piggyback” Registration Rights

If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement, except, in any underwritten offering that is not a demand registration, the number of shares held by these stockholders cannot be reduced to less than 50% of the total number of securities that are included in such registration statement.

Shelf Registration Rights

Not later than June 30, 2005, we were required to file with the SEC a resale shelf registration statement covering all shares of common stock held by these stockholders to be offered to the public on a delayed or continuous basis, subject to specified exceptions. We have filed a resale shelf Registration Statement, of which this prospectus forms a part, pursuant to this registration rights agreement. We are required to keep this Registration Statement continuously effective until (a) all shares of common stock registered pursuant to the Registration Statement have been sold; (b) such shares of common stock have been sold or transferred in accordance with the provisions of Rule 144 promulgated under the Securities Act; (c) such shares of common stock are sold or transferred (other than in a transaction under (a) or (b) above) by these stockholders in a transaction in which the rights under this registration rights agreement are not assigned; (d) such shares of common stock are no longer outstanding; or (e) such shares of common stock may be sold or transferred by these stockholders or beneficial owners of such shares pursuant to Rule 144(k).

Expenses of Registration

Other than underwriting fees, discounts and commissions, we will pay all reasonable expenses relating to piggyback registrations and all reasonable expenses relating to demand registrations.

Expiration of Registration Rights

The registration rights described above will terminate for a particular holder when (a) all shares of common stock registered pursuant to the resale shelf Registration Statement, of which this prospectus forms a part, have been sold; (b) such shares of common stock have been sold or transferred in accordance with the provisions of Rule 144 promulgated under the Securities Act; (c) such shares of common stock are sold or transferred (other than in a transaction under (a) or (b) above) by these stockholders in a transaction in which the rights under this registration rights agreement are not assigned; (d) such shares of common stock are no longer outstanding; or (e) such shares of common stock may be sold or transferred by these stockholders or beneficial owners of such shares pursuant to Rule 144(k).

Registration Rights Granted to CSM in Connection with LCW Wireless Transaction

Leap has reserved five percent of its outstanding shares, which was 3,062,726 shares as of August 22, 2006, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Under the LCW LLC Agreement, the purchase price for CSM’s equity interest is calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. Cricket may satisfy the put price either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion. However, the covenants in the Credit Agreement do not permit Cricket to satisfy any substantial portion of its put obligations to CSM in cash. If Cricket satisfies its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance.

We have agreed to prepare and file a resale shelf registration statement for any shares of Leap common stock that may be issued to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. See “Business — Arrangements with LCW Wireless.” Such resale shelf registration statement will cover these shares of common stock held by CSM to be offered to the public on a delayed or continuous basis, subject to specified exceptions. We will be required to keep such resale shelf registration statement effective with the SEC. We are required to keep such resale registration statement continuously effective until (a) all such shares of common stock registered pursuant to the registration statement have been resold; or (b) all such shares of common stock may be sold or transferred pursuant to Rule 144. Other than underwriting fees, discounts and commissions, the fees and disbursements of counsel retained by CSM and transfer taxes, if any, we will pay all reasonable expenses incident to the registration of such shares.

Forward Sale Agreements

On August 15, 2006, in connection with a public offering of Leap common stock, Leap entered into forward sale agreements with Goldman Sachs Financial Markets, L.P. and Citibank, N.A. for the sale of 5,600,000 shares of Leap common stock, which agreements became effective on August 21, 2006. On August 22, 2006, the underwriters in the public offering exercised in full their option to purchase an additional 840,000 shares of Leap common stock, which resulted in the number of shares covered by the forward sale agreements being increased by a corresponding amount. The initial forward sale price is $40.11 per share, which is the public offering price less the underwriting discount, and is subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread of 1.0%. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price.

Each of the forward sale agreements provides for settlement on up to five settlement dates (other than the maturity date) to be specified at our discretion, subject to certain conditions relating to securities law compliance, by August 21, 2007 (although we may be required to physically settle all or a portion of the forward sale agreements earlier under the Bridge Agreement). Except under the circumstances described below, we have the right to elect physical, cash or net stock settlement under the forward sale agreements (subject to certain conditions relating to securities law compliance and, in the case of net stock settlement, to our share price or trading volumes). If we elect physical settlement, on the settlement date, we will issue shares of Leap common stock to the applicable forward counterparty at the then-applicable forward sale price.

If physical or net stock settlement of the forward sale agreements would result in either forward counterparty, together with its affiliates, holding in excess of 4.9% of our outstanding shares, such settlement initially will be limited to a number of shares of Leap common stock that would result in the forward counterparty or its affiliates holding no more than such percentage of our outstanding shares of common stock; and additional settlement dates will be designated for the remaining shares on dates on which the forward counterparty or its affiliate has disposed of a sufficient number of shares to avoid holding more than such percentage of our outstanding common stock.

If we elect cash or net stock settlement, we would expect each forward counterparty or its affiliate under its forward sale agreement to purchase in the open market the number of shares, based upon the portion of such forward sale agreement that we have elected to so settle, necessary to return to share lenders the shares of Leap common stock that such forward counterparty or its affiliate has borrowed pursuant to the forward sale agreement and, if applicable in connection with net stock settlement, to deliver shares to us. If the market value of Leap common stock at the time of these purchases is above the forward sale price, we would pay, or deliver, as the case may be, to each forward counterparty or its affiliate under its forward sale agreement an amount of cash, or common stock with a value, equal to this difference. Any such difference could be significant. If the market value of Leap common stock at the time of the purchases is below the forward sale price, we would be paid this difference in cash by, or we would receive the value of this difference in common stock from, each forward counterparty or its affiliate under its forward sale agreement, as the case may be.

Each of the forward counterparties under its forward sale agreement will have the right to accelerate its forward sale agreement upon the occurrence of certain events, including if (a) the average of the closing bid and offer price or, if available, the closing sale price of Leap common stock is less than or equal to $15 per share on any trading day, (b) if our board of directors votes to approve a transaction that, if consummated, would result in a merger, share transfer or other takeover event of us, (c) we declare certain dividends on shares of Leap common stock, (d) the cost of borrowing the common stock has increased above a specified amount or sufficient shares are not available for borrowing, (e) a tender offer or issuer tender offer is commenced for our equity securities or (f) certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into that agreement, the occurrence of a nationalization, insolvency, insolvency filing, delisting of Leap common stock from the Nasdaq National Market or a change in law. Upon an acceleration event, a forward counterparty or its affiliate will have the right to require us to physically settle or, for certain events, designate that a termination payment (which we may elect to settle in shares) will be due on a date specified by such forward counterparty. Such forward counterparty’s decision to exercise its right to require us to settle its forward sale agreement will be made irrespective of our need for capital. In addition, if a proceeding under the Bankruptcy Code is commenced with respect to Leap on or prior to the final settlement date under the forward sale agreements, the forward sale agreements shall immediately terminate without the necessity of any notice, payment or other action by Leap or the forward counterparties (except for any liability arising from pre-existing breaches of the agreements).

Anti-takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Provisions of Leap’s amended and restated certificate of incorporation and amended and restated bylaws, may have the effect of making it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Leap to first negotiate with us. These provisions could also limit the price that investors might be willing to pay for shares of Leap’s common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Leap. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote on such amendment.

In particular, Leap’s certificate of incorporation and bylaws as amended and restated, provide for the following:

No Written Consent of Stockholders

Any action to be taken by Leap’s stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Special meetings of Leap’s stockholders may be called only by the chairman of the board of directors, the chief executive officer or president, or a majority of the members of the board of directors.

Advance Notice Requirement

Stockholder proposals to be brought before an annual meeting of Leap’s stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 70 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation

The approval of not less than 66 2/3% of the outstanding shares of Leap’s capital stock entitled to vote is required to amend the provisions of Leap’s amended and restated bylaws by stockholder action, or to amend provisions of Leap’s amended and restated certificate of incorporation described in this section or that are described in “Employee Benefit Plans — Indemnification of Directors and Executive Officers and Limitation on Liability” above. These provisions make it more difficult to circumvent the anti-takeover provisions of Leap’s certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock

Leap’s board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables Leap’s board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for Leap’s common stock is Mellon Bank Investor Services, LLC.

Nasdaq National Market

Leap’s common stock is listed for trading on the Nasdaq National Market under the symbol “LEAP.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

The consolidated financial statements of Leap (Successor Company) as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the five months ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains explanatory paragraphs related to our emergence from bankruptcy and the restatement of Leap’s 2004 consolidated financial statements, and which also contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as an expert in auditing and accounting.

The consolidated financial statements of Leap (Predecessor Company) for the seven months ended July 31, 2004 and the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph related to our emergence from bankruptcy) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the Registration Statement, does not contain all of the information in such Registration Statement. You may read or obtain a copy of the Registration Statement from the SEC in the manner described above.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Amendments No. 1 to our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K filed on January 12, 2006, January 19, 2006, February 24, 2006, March 6, 2006, March 13, 2006, March 16, 2006, April 14, 2006, April 27, 2006, May 9, 2006, May 24, 2006, June 6, 2006, June 19, 2006, July 28, 2006, August 1, 2006, August 2, 2006, August 2, 2006, August 3, 2006, and August 10, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on July 1, 1998, as amended.

In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, California 92121
(858) 882-6000

LEAP WIRELESS INTERNATIONAL, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements as of December 31, 2005 and 2004 and for the
Year Ended December 31, 2005, the Five Months Ended December 31, 2004,
the Seven Months Ended July 31, 2004 and the Year Ended December 31, 2003:

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2005 and 2004	F-5
Consolidated Statements of Operations for the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended July 31, 2004 and the year ended December 31, 2003	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended July 31, 2004 and the year ended December 31, 2003	F-7
Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended
December 31, 2005, the five months ended December 31, 2004, the seven months ended July 31, 2004 and the year ended December 31, 2003
F-8
Notes to Consolidated Financial Statements	F-9
Condensed Consolidated Financial Statements as of June 30, 2006 and December 31, 2005 and for the Three and Six Months Ended June 30, 2006 and 2005:
Condensed Consolidated Balance Sheets at June 30, 2006 (unaudited) and December 31, 2005	F-37
Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2006 and 2005 (unaudited)	F-38
Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2006 and 2005 (unaudited)	F-39
Notes to Condensed Consolidated Financial Statements (unaudited)	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have completed an integrated audit of Leap Wireless International, Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders’ equity (deficit) present fairly, in all material respects, the financial position of Leap Wireless International, Inc. and its subsidiaries (Successor Company) at December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and the five months ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of California confirmed the Company’s Fifth Amended Joint Plan of Reorganization (the “plan”) on October 22, 2003. Consummation of the plan terminated all rights and interests of equity security holders as provided for in the plan. The plan was consummated on August 16, 2004 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting as of July 31, 2004.

As discussed in Note 3, the Company has restated its 2004 consolidated financial statements.

Internal Control Over Financial Reporting

Also, we have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Leap Wireless International, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005 because (1) the Company did not maintain a sufficient complement of personnel with the appropriate skills, training and Company-specific experience in its accounting, financial reporting and tax functions and (2) the Company did not maintain effective internal controls surrounding the preparation of its income tax provision based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2005:

•	The Company did not maintain a sufficient complement of personnel with the appropriate skills, training and Company-specific experience to identify and address the application of generally accepted accounting principles in complex or non-routine transactions. Specifically, the Company has experienced staff turnover, and as a result, has experienced a lack of knowledge transfer to new employees within its accounting, financial reporting and tax functions. In addition, the Company does not have a full-time director of its tax function. This control deficiency contributed to the material weakness described below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

•	The Company did not maintain effective controls over its accounting for income taxes. Specifically, the Company did not have adequate controls designed and in place to ensure the completeness and accuracy of the deferred income tax provision and the related deferred tax assets and liabilities and the related goodwill in conformity with generally accepted accounting principles. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the five months ended December 31, 2004 and the consolidated financial statements for the two months ended September 30, 2004 and the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, as well as audit adjustments to the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of income tax expense, deferred tax assets and liabilities and the related goodwill that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that Leap Wireless International, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Leap Wireless International, Inc. has not maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

San Diego, California
March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

In our opinion, the accompanying consolidated statements of operations, of cash flows and of stockholders’ equity (deficit) present fairly, in all material respects, the results of operations and cash flows of Leap Wireless International, Inc. and its subsidiaries (Predecessor Company) for the seven months ended July 31, 2004 and the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company and substantially all of its subsidiaries voluntarily filed a petition on April 13, 2003 with the United States Bankruptcy Court for the Southern District of California for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Plan of Reorganization was consummated on August 16, 2004 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting as of July 31, 2004.

PricewaterhouseCoopers LLP

San Diego, California
May 16, 2005

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	Successor Company
	December 31,	December 31,
	2005	2004
		(As Restated)
		(See Note 3)

Assets
Cash and cash equivalents	$293,073	$141,141
Short-term investments	90,981	113,083
Restricted cash, cash equivalents and short-term investments	13,759	31,427
Inventories	37,320	25,816
Other current assets	29,237	37,531

Total current assets	464,370	348,998
Property and equipment, net	621,946	575,486
Wireless licenses	821,288	652,653
Assets held for sale (Note 11)	15,145	—
Goodwill	431,896	457,637
Other intangible assets, net	113,554	151,461
Deposits for wireless licenses	—	24,750
Other assets	38,119	9,902

Total assets	$2,506,318	$2,220,887

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$167,770	$91,093
Current maturities of long-term debt (Note 7)	6,111	40,373
Other current liabilities	49,627	71,770

Total current liabilities	223,508	203,236
Long-term debt (Note 7)	588,333	371,355
Other long-term liabilities	178,359	176,240

Total liabilities	990,200	750,831

Minority interest	1,761	—

Commitments and contingencies (Note 13)
Stockholders’ equity:
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 61,202,806 and 60,000,000 shares issued and outstanding at December 31, 2005 and 2004, respectively	6	6
Additional paid-in capital	1,511,580	1,478,392
Unearned stock-based compensation	(20,942)	—
Retained earnings (accumulated deficit)	21,575	(8,391)
Accumulated other comprehensive income	2,138	49

Total stockholders’ equity	1,514,357	1,470,056

Total liabilities and stockholders’ equity	$2,506,318	$2,220,887

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003
		(As Restated)
		(See Note 3)

Revenues:
Service revenues	$763,680	$285,647	$398,451	$643,566
Equipment revenues	150,983	58,713	83,196	107,730

Total revenues	914,663	344,360	481,647	751,296

Operating expenses:
Cost of service (exclusive of items shown separately below)	(200,430)	(79,148)	(113,988)	(199,987)
Cost of equipment	(192,205)	(82,402)	(97,160)	(172,235)
Selling and marketing	(100,042)	(39,938)	(51,997)	(86,223)
General and administrative	(159,249)	(57,110)	(81,514)	(162,378)
Depreciation and amortization	(195,462)	(75,324)	(178,120)	(300,243)
Impairment of indefinite-lived intangible assets	(12,043)	—	—	(171,140)
Loss on disposal of property and equipment	—	—	—	(24,054)

Total operating expenses	(859,431)	(333,922)	(522,779)	(1,116,260)
Gain on sale of wireless licenses and operating assets	14,587	—	532	4,589

Operating income (loss)	69,819	10,438	(40,600)	(360,375)
Minority interest in loss of consolidated subsidiary	(31)	—	—	—
Interest income	9,957	1,812	—	779
Interest expense (contractual interest expense was $156.3 million for the seven months ended July 31, 2004 and $257.5 million for the year ended December 31, 2003)	(30,051)	(16,594)	(4,195)	(83,371)
Other income (expense), net	1,423	(117)	(293)	(176)

Income (loss) before reorganization items and income taxes	51,117	(4,461)	(45,088)	(443,143)
Reorganization items, net	—	—	962,444	(146,242)

Income (loss) before income taxes	51,117	(4,461)	917,356	(589,385)
Income taxes	(21,151)	(3,930)	(4,166)	(8,052)

Net income (loss)	$29,966	$(8,391)	$913,190	$(597,437)

Net income (loss) per share:
Basic	$0.50	$(0.14)	$15.58	$(10.19)

Diluted	$0.49	$(0.14)	$15.58	$(10.19)

Shares used in per share calculations:
Basic	60,135	60,000	58,623	58,604

Diluted	61,003	60,000	58,623	58,604

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003
		(As Restated)
		(See Note 3)

Operating activities:
Net income (loss)	$29,966	$(8,391)	$913,190	$(597,437)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash stock-based compensation expense	12,245	—	—	243
Depreciation and amortization	195,462	75,324	178,120	300,243
Reorganization items, net	—	—	(962,444)	146,242
Deferred income tax expense	21,088	3,823	3,370	7,713
Impairment of indefinite-lived intangible assets	12,043	—	—	171,140
Loss on disposal of property and equipment	—	—	—	24,054
Gain on sale of wireless licenses and operating assets	(14,587)	—	(532)	(4,589)
Other	1,815	—	(805)	166
Changes in assets and liabilities:
Inventories	(11,504)	8,923	(17,059)	12,723
Other assets	3,570	(21,132)	(5,343)	(5,910)
Accounts payable and accrued liabilities	57,101	(4,421)	4,761	24,575
Other liabilities	1,081	15,626	12,861	80,399

Net cash provided by operating activities before reorganization activities	308,280	69,752	126,119	159,562
Net cash used for reorganization activities	—	—	(5,496)	(115,129)

Net cash provided by operating activities	308,280	69,752	120,623	44,433

Investing activities:
Purchases of property and equipment	(208,808)	(49,043)	(34,456)	(37,488)
Prepayments for purchases of property and equipment	(9,828)	5,102	1,215	(7,183)
Purchases of wireless licenses	(243,960)	—	—	—
Proceeds from sale of wireless licenses and operating assets	108,800	—	2,000	4,722
Purchases of investments	(307,021)	(47,368)	(87,201)	(134,245)
Sales and maturities of investments	329,043	32,494	58,333	144,188
Restricted cash, cash equivalents and investments, net	(338)	12,537	9,810	(26,525)

Net cash used in investing activities	(332,112)	(46,278)	(50,299)	(56,531)

Financing activities:
Proceeds from long-term debt	600,000	—	—	—
Repayment of long-term debt	(418,285)	(36,727)	—	(4,742)
Issuance of common stock, net	—	—	—	50
Minority interest	1,000	—	—	—
Payment of debt issuance costs	(6,951)	—	—	—

Net cash provided by (used in) financing activities	175,764	(36,727)	—	(4,692)

Net increase (decrease) in cash and cash equivalents	151,932	(13,253)	70,324	(16,790)
Cash and cash equivalents at beginning of period	141,141	154,394	84,070	100,860

Cash and cash equivalents at end of period	$293,073	$141,141	$154,394	$84,070

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share data)

					Retained	Accumulated
			Additional	Unearned	Earnings	Other
	Common Stock		Paid-In	Stock-Based	(Accumulated	Comprehensive
	Shares	Amount	Capital	Compensation	Deficit)	Income (Loss)	Total

Predecessor Company balance at December 31, 2002	58,704,189	$6	$1,156,379	$(986)	$(1,450,994)	$(1,191)	$(296,786)
Components of comprehensive loss:
Net loss	—	—	—	—	(597,437)	—	(597,437)
Net unrealized holding gains on investments	—	—	—	—	—	271	271

Comprehensive loss	—	—	—	—	—	—	(597,166)

Issuance of common stock under stock-based compensation plans	35	—	353	—	—	—	353
Unearned stock-based compensation	—	—	(322)	322	—	—	—
Amortization of stock-based compensation	—	—	—	243	—	—	243

Predecessor Company balance at December 31, 2003	58,704,224	6	1,156,410	(421)	(2,048,431)	(920)	(893,356)
Components of comprehensive income:
Net income	—	—	—	—	913,190	—	913,190
Net unrealized holding gains on investments	—	—	—	—	—	47	47

Comprehensive income	—	—	—	—	—	—	913,237

Issuance of common stock under stock-based compensation plans	—	—	31	—	—	—	31
Unearned stock-based compensation	—	—	(1,205)	1,205	—	—	—
Amortization of stock-based compensation	—	—	—	(837)	—	—	(837)
Application of fresh-start reporting:
Elimination of Predecessor Company common stock	(58,704,224)	(6)	(1,155,236)	53	—	873	(1,154,316)
Issuance of Successor Company common stock and fresh-start adjustments	60,000,000	6	1,478,392	—	1,135,241	—	2,613,639

Successor Company balance at August 1, 2004	60,000,000	6	1,478,392	—	—	—	1,478,398
Components of comprehensive loss:
Net loss (as restated)	—	—	—	—	(8,391)	—	(8,391)
Net unrealized holding gains on investments (as restated)	—	—	—	—	—	49	49

Comprehensive loss (as restated)	—	—	—	—	—	—	(8,342)

Successor Company balance at December 31, 2004 (as restated)	60,000,000	6	1,478,392	—	(8,391)	49	1,470,056
Components of comprehensive income:
Net income	—	—	—	—	29,966	—	29,966
Net unrealized holding losses on investments	—	—	—	—	—	(57)	(57)
Unrealized gains on derivative instruments	—	—	—	—	—	2,146	2,146

Comprehensive income	—	—	—	—	—	—	32,055

Issuance of common stock under stock-based compensation plans	1,202,806	—	6,871	—	—	—	6,871
Unearned stock-based compensation	—	—	26,317	(26,317)	—	—	—
Amortization of stock-based compensation	—	—	—	5,375	—	—	5,375

Successor Company balance at December 31, 2005	61,202,806	$6	$1,511,580	$(20,942)	$21,575	$2,138	$1,514,357

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

Note 1.	The Company and Nature of Business

Leap Wireless International, Inc. (“Leap”), a Delaware corporation, together with its wholly owned subsidiaries, is a wireless communications carrier that offers digital wireless service in the United States of America under the brands “Cricket®” and “Jumptm Mobile.” Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends, if any, from its operating subsidiaries. The Cricket and Jump Mobile services are offered by Leap’s wholly owned subsidiary, Cricket Communications, Inc. (“Cricket”). Leap, Cricket and their subsidiaries are collectively referred to herein as “the Company.” The Cricket and Jump Mobile services are also offered in certain markets by Alaska Native Broadband 1 License, LLC (“ANB 1 License”), a joint venture in which Cricket owns an indirect 75% non-controlling interest, through a 75% non-controlling interest in Alaska Native Broadband 1, LLC (“ANB 1”). The Company consolidates its 75% non-controlling interest in ANB 1 (see Note 3).

Note 2.	Reorganization and Fresh-Start Reporting

On April 13, 2003 (the “Petition Date”), Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of California (the “Bankruptcy Court”). On October 22, 2003, the Bankruptcy Court confirmed the Fifth Amended Joint Plan of Reorganization (the “Plan of Reorganization”) of Leap, Cricket and their debtor subsidiaries. All material conditions to the effectiveness of the Plan of Reorganization were resolved on August 5, 2004, and on August 16, 2004 (the “Effective Date”), the Plan of Reorganization became effective and the Company emerged from Chapter 11 bankruptcy. On that date, a new Board of Directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. The Plan of Reorganization implemented a comprehensive financial reorganization that significantly reduced the Company’s outstanding indebtedness. On the Effective Date of the Plan of Reorganization, the Company’s long-term debt was reduced from a book value of more than $2.4 billion to debt with an estimated fair value of $412.8 million, consisting of new Cricket 13% senior secured pay-in-kind notes due 2011 with a face value of $350 million and an estimated fair value of $372.8 million, issued on the Effective Date, and approximately $40 million of remaining indebtedness to the Federal Communications Commission (“FCC”) (net of the repayment of $45 million of principal and accrued interest to the FCC on the Effective Date).

As of the Petition Date and through the adoption of fresh-start reporting on July 31, 2004, the Company implemented American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” In accordance with SOP 90-7, the Company separately reported certain expenses, realized gains and losses and provisions for losses related to the Chapter 11 filings as reorganization items. In addition, commencing as of the Petition Date and continuing while in bankruptcy, the Company ceased accruing interest and amortizing debt discounts and debt issuance costs for its pre-petition debt that was subject to compromise, which included debt with a book value totaling approximately $2.4 billion as of the Petition Date.

The Company adopted the fresh-start reporting provisions of SOP 90-7 as of July 31, 2004. Under fresh-start reporting, a new entity is deemed to be created for financial reporting purposes. Therefore, as used in these consolidated financial statements, the Company is referred to as the “Predecessor Company” for periods on or prior to July 31, 2004 and is referred to as the “Successor Company” for periods after July 31, 2004, after giving effect to the implementation of fresh-start reporting. The financial statements of the Successor Company are not comparable in many respects to the financial statements of the Predecessor Company because of the effects of the consummation of the Plan of Reorganization as well as the adjustments for fresh-start reporting.

Under SOP 90-7, reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In implementing fresh-start reporting, the Company allocated its reorganization value of approximately $2.3 billion to the fair value of its assets in conformity with procedures specified by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and stated its liabilities, other than deferred taxes, at the present value of amounts expected to be paid. The amount remaining after allocation of the reorganization value to the fair value of the Company’s identified tangible and intangible assets is reflected as goodwill, which is subject to periodic evaluation for impairment. In addition, under fresh-start reporting, the Company’s accumulated deficit was eliminated and new equity was issued according to the Plan of Reorganization.

The fair values of goodwill and intangible assets reported in the Successor Company’s consolidated balance sheet were estimated based upon the Company’s estimates of future cash flows and other factors including discount rates. If these estimates or the assumptions underlying these estimates change in the future, the Company may be required to record impairment charges. In addition, a permanent and sustained decline in the market value of the Company’s outstanding common stock could also result in the requirement to recognize impairment charges in future periods.

Note 3.	Summary of Significant Accounting Policies

Restatement of Previously Reported Audited Consolidated and Unaudited Interim Financial Information

The Company has restated its historical consolidated financial statements as of and for the five months ended December 31, 2004 and consolidated financial information for the interim period ended September 30, 2004 and the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005. The determination to restate these consolidated financial statements and interim financial information was made by the Company’s Audit Committee upon the recommendation of management as a result of the identification of the following errors related to the accounting for deferred income taxes:

•	The tax bases of several wireless licenses were inaccurately compiled by the Company during its adoption of fresh-start reporting as of July 31, 2004, which had the effect in the aggregate of understating wireless license deferred tax liabilities and overstating wireless license deferred tax assets. In addition, the misstatement of the tax bases of operating licenses with deferred tax liabilities had the net effect of overstating deferred income tax expense in the periods subsequent to July 31, 2004.

•	The Company incorrectly accounted for tax-deductible goodwill upon the adoption of fresh-start reporting as of July 31, 2004, which had the effect of understating deferred tax liabilities and understating deferred income tax expense in the periods subsequent to July 31, 2004.

•	In connection with the adoption of fresh-start reporting as of July 31, 2004, the Company adopted the practice of netting deferred tax assets associated with wireless licenses against deferred tax liabilities associated with wireless licenses and, as a result, did not record valuation allowances on its wireless license deferred tax assets. However, because the Company’s wireless licenses have indefinite useful lives, the deferred tax liabilities related to the licenses will not reverse until some indefinite future period when a license is either sold or written down due to impairment. As a result, the wireless license deferred tax liabilities may not be used to support the realization of the wireless license deferred tax assets and, thus, may not be used to offset the wireless license deferred tax assets. Accordingly, the Company has now determined that the netting of deferred tax assets associated with wireless licenses against deferred tax liabilities associated with wireless licenses was not appropriate. Instead, valuation allowances should have been recorded on the wireless license deferred tax assets.

•	The Company incorrectly accounted for the release of valuation allowances on deferred tax assets recorded in fresh-start reporting. The Company previously concluded that there had been no release of fresh-start valuation allowances during the five months ended December 31, 2004 and the nine months ended September 30, 2005. However, the reversal of deferred tax assets recorded in fresh-start reporting resulted in a release of the related fresh-start valuation allowances. As restated, the release of fresh-start valuation

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allowances is recorded as a reduction of goodwill and resulted in deferred income tax expense for the five months ended December 31, 2004 and the nine months ended September 30, 2005.

The following tables present the effects of the restatements on the Company’s previously issued consolidated financial statements and interim consolidated financial information:

	As of July 31, 2004
	Previously
	Reported	Adjustment	As Restated

Consolidated Balance Sheet Data:
Other current assets	$33,394	$2,903	$36,297
Goodwill	$329,619	$128,649	$458,268
Other long-term liabilities	$23,577	$131,552	$155,129

	As of and For the Two Months Ended
	September 30, 2004
	Previously		As
	Reported	Adjustment	Restated
	(Unaudited)	(Unaudited)	(Unaudited)

Consolidated Balance Sheet Data:
Other current assets	$33,656	$2,903	$36,559
Goodwill	$328,820	$128,225	$457,045
Other current liabilities	$67,271	$(159)	$67,112
Other long-term liabilities	$31,194	$131,139	$162,333
Accumulated deficit	$(1,982)	$148	$(1,834)
Consolidated Statement of Operations Data:
Income tax expense	$2,704	$(148)	$2,556
Net loss	$(1,982)	$148	$(1,834)
Comprehensive loss	$(2,092)	$148	$(1,944)
Basic and diluted net loss per share	$(0.03)	$0.00	$(0.03)

	As of and For the Three Months Ended
	December 31, 2004
	Previously		As
	Reported	Adjustment	Restated

Consolidated Balance Sheet Data:
Other current assets	$35,144	$2,387	$37,531
Goodwill	$329,619	$128,018	$457,637
Other current liabilities	$71,965	$(195)	$71,770
Other long-term liabilities	$45,846	$130,394	$176,240
Accumulated deficit	$(8,629)	$238	$(8,391)
Accumulated other comprehensive income	$81	$(32)	$49
Consolidated Statement of Operations Data:	(Unaudited)	(Unaudited)	(Unaudited)
Income tax expense	$1,464	$(90)	$1,374
Net loss	$(6,647)	$90	$(6,557)
Comprehensive loss	$(6,456)	$58	$(6,398)
Basic and diluted net loss per share	$(0.11)	$0.00	$(0.11)

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and For the Five Months Ended
	December 31, 2004
	Previously
	Reported	Adjustment	As Restated

Consolidated Balance Sheet Data:
Other current assets	$35,144	$2,387	$37,531
Goodwill	$329,619	$128,018	$457,637
Other current liabilities	$71,965	$(195)	$71,770
Other long-term liabilities	$45,846	$130,394	$176,240
Accumulated deficit	$(8,629)	$238	$(8,391)
Accumulated other comprehensive income	$81	$(32)	$49
Consolidated Statement of Operations Data:
Income tax expense	$4,168	$(238)	$3,930
Net loss	$(8,629)	$238	$(8,391)
Comprehensive loss	$(8,548)	$206	$(8,342)
Basic and diluted net loss per share	$(0.14)	$0.00	$(0.14)

	As of and For the Three Months Ended
	March 31, 2005
	Previously		As
	Reported	Adjustment	Restated
	(Unaudited)	(Unaudited)	(Unaudited)

Consolidated Balance Sheet Data:
Other current assets	$34,275	$2,387	$36,662
Goodwill	$329,619	$124,337	$453,956
Other current liabilities	$70,753	$(242)	$70,511
Other long-term liabilities	$28,951	$131,861	$160,812
Retained earnings (accumulated deficit)	$4,017	$(4,892)	$(875)
Accumulated other comprehensive income	$6	$(3)	$3
Consolidated Statement of Operations Data:
Income tax expense	$709	$5,130	$5,839
Net income	$12,646	$(5,130)	$7,516
Comprehensive income	$12,652	$(5,182)	$7,470
Basic net income per share	$0.21	$(0.08)	$0.13
Diluted net income per share	$0.21	$(0.09)	$0.12

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and For the Three Months Ended
	June 30, 2005
	Previously
	Reported	Adjustment	As Restated
	(Unaudited)	(Unaudited)	(Unaudited)

Consolidated Balance Sheet Data:
Other current assets	$27,678	$2,387	$30,065
Goodwill	$329,619	$119,819	$449,438
Other current liabilities	$65,272	$(481)	$64,791
Other long-term liabilities	$39,128	$128,500	$167,628
Retained earnings	$6,546	$(6,318)	$228
Accumulated other comprehensive loss	$(1,288)	$505	$(783)
Consolidated Statement of Operations Data:
Income tax expense (benefit)	$(404)	$1,426	$1,022
Net income	$2,529	$(1,426)	$1,103
Comprehensive income	$1,235	$(918)	$317
Basic and diluted net income per share	$0.04	$(0.02)	$0.02

	As of and For the Three Months Ended
	September 30, 2005
	Previously		As
	Reported	Adjustment	Restated
	(Unaudited)	(Unaudited)	(Unaudited)

Consolidated Balance Sheet Data:
Other current assets	$26,282	$2,387	$28,669
Goodwill	$329,619	$107,763	$437,382
Other current liabilities	$59,513	$(447)	$59,066
Other long-term liabilities	$83,286	$93,819	$177,105
Retained earnings (accumulated deficit)	$(1,016)	$17,641	$16,625
Accumulated other comprehensive income	$2,207	$(863)	$1,344
Consolidated Statement of Operations Data:
Income tax expense	$34,860	$(23,959)	$10,901
Net income (loss)	$(7,562)	$23,959	$16,397
Comprehensive income (loss)	$(4,148)	$22,672	$18,524
Basic and diluted net income (loss) per share	$(0.13)	$0.40	$0.27

Basis of Presentation

The consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of ANB 1 and its wholly owned subsidiary ANB 1 License. The Company consolidates its interest in ANB 1 in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46-R, “Consolidation of Variable Interest Entities,” because ANB 1 is a variable interest entity and the Company will absorb a majority of ANB 1’s expected losses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported amounts of revenues and expenses. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from management’s estimates.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Revenues and Cost of Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. Amounts received in advance for wireless services from customers who pay in advance are initially recorded as deferred revenues and are recognized as service revenue as services are rendered. Service revenues for customers who pay in arrears are recognized only after the service has been rendered and payment has been received. This is because the Company does not require any of its customers to sign fixed-term service commitments or submit to a credit check, and therefore some of its customers may be more likely to terminate service for inability to pay than the customers of other wireless providers. The Company also charges customers for service plan changes, activation fees and other service fees. Revenues from service plan change fees are deferred and recorded to revenue over the estimated customer relationship period, and other service fees are recognized when received. Activation fees are allocated to the other elements of the multiple element arrangement (including service and equipment) on a relative fair value basis. Because the fair values of the Company’s handsets are higher than the total consideration received for the handsets and activation fees combined, the Company allocates the activation fees entirely to equipment revenues and recognizes the activation fees when received. Activation fees included in equipment revenues during the year ended December 31, 2005, the five months ended December 31, 2004 and the seven months ended July 31, 2004 totaled $19.9 million, $7.1 million and $11.8 million, respectively. Activation fees included in equipment revenues for the year ended December 31, 2003 totaled $9.6 million. Direct costs associated with customer activations are expensed as incurred. Cost of service generally includes direct costs and related overhead, excluding depreciation and amortization, of operating the Company’s networks.

Equipment revenues arise from the sale of handsets and accessories, and activation fees as described above. Revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. Sales of handsets to third-party dealers and distributors are recognized as equipment revenues when service is activated by customers, as the Company does not have sufficient relevant historical experience to establish reasonable estimates of returns by such dealers and distributors. Handsets sold by third-party dealers and distributors are recorded as inventory until they are sold to and activated by customers.

Sales incentives offered without charge to customers and volume-based incentives paid to the Company’s third-party dealers and distributors are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage. Returns of handsets and accessories are insignificant.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at the time of purchase of three months or less to be cash equivalents. The Company invests its cash with major financial institutions in money market funds, short-term U.S. Treasury securities, obligations of U.S. Government agencies and other securities such as prime-rated short-term commercial paper and investment grade corporate fixed-income securities. The Company has not experienced any significant losses on its cash and cash equivalents.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-Term Investments

Short-term investments consist of highly liquid fixed-income investments with an original maturity at the time of purchase of greater than three months, such as U.S. Treasury securities, obligations of U.S. Government agencies and other securities such as prime-rated commercial paper and investment grade corporate fixed-income securities.

Investments are classified as available-for-sale and stated at fair value as determined by the most recently traded price of each security at each balance sheet date. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on debt and equity securities. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Restricted Cash, Cash Equivalents and Short-Term Investments

Restricted cash, cash equivalents and short-term investments consist primarily of amounts that the Company has set aside to satisfy remaining allowed administrative claims and allowed priority claims against Leap and Cricket following their emergence from bankruptcy and investments in money market accounts or certificates of deposit that have been pledged to secure operating obligations.

Inventories

Inventories consist of handsets and accessories not yet placed into service and units designated for the replacement of damaged customer handsets, and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are initially recorded at cost. Additions and improvements, including interest and certain labor costs incurred during the construction period, are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service.

The following table summarizes the depreciable lives for property and equipment (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment, and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

The Company’s network construction expenditures are recorded as construction-in-progress until the network or assets are placed in service, at which time the assets are transferred to the appropriate property and equipment category. As a component of construction-in-progress, the Company capitalizes interest, rent expense and salaries and related costs of engineering and technical operations employees, to the extent time and expense are contributed to the construction effort, during the construction period. The Company capitalized $8.7 million of interest to property and equipment during the year ended December 31, 2005.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs associated with the acquisition or development of software for internal use are capitalized and amortized using the straight-line method over the expected useful life of the software.

Property and equipment to be disposed of by sale is not depreciated and is carried at the lower of carrying value or fair value less costs to sell. At December 31, 2005, property and equipment with a net book value of $5.4 million was classified in assets held for sale (see Note 11). At December 31, 2004, there was no material property and equipment to be disposed of by sale.

Wireless Licenses

Wireless licenses are initially recorded at cost and are not amortized. Wireless licenses are considered to be indefinite-lived intangible assets because the Company expects to continue to provide wireless service using the relevant licenses for the foreseeable future and the wireless licenses may be renewed every ten years for a nominal fee. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. At December 31, 2005, wireless licenses with a carrying value of $8.2 million were classified in assets held for sale (see Note 11). At December 31, 2004, wireless licenses to be disposed of by sale were not significant.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks, which are being amortized on a straight-line basis over their estimated useful lives of four and fourteen years, respectively. At December 31, 2005, intangible assets with a net book value of $1.5 million were classified in assets held for sale (see Note 11).

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The Company’s wireless licenses in its operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that these wireless licenses as a group represent the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. An impairment loss is recognized when the fair value of the asset is less than its carrying value, and would be measured as the amount by which the asset’s carrying value exceeds its fair value. Any required impairment loss would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. The Successor Company conducts its annual tests for impairment during the third quarter of each year. Estimates of the fair value of the Company’s wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions.

During fiscal 2005, the Company recorded impairment charges of $12.0 million to reduce the carrying value of certain non-operating wireless licenses to their estimated fair values. During fiscal 2003, the Company recorded

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment charges totaling $171.1 million to reduce the carrying value of its wireless licenses to their estimated fair values.

Derivative Instruments and Hedging Activities

From time to time, the Company hedges the cash flows and fair values of a portion of its long-term debt using interest rate swaps. The Company enters into these derivative contracts to manage its exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount. The Company does not use derivative instruments for trading or other speculative purposes.

The Company records all derivatives in other assets or other liabilities on its consolidated balance sheet at their fair values. If the derivative is designated as a fair value hedge and the hedging relationship qualifies for hedge accounting, changes in the fair values of both the derivative and the hedged portion of the debt are recognized in interest expense in the Company’s consolidated statement of operations. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in fair value of the derivative is recorded in other comprehensive income (loss) and reclassified to interest expense when the hedged debt affects interest expense. The ineffective portion of the change in fair value of the derivative qualifying for hedge accounting and changes in the fair values of derivative instruments not qualifying for hedge accounting are recognized in interest expense in the period of the change.

At inception of the hedge and quarterly thereafter, the Company performs a correlation assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in results of operations.

Operating Leases

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The difference between rent expense and rent paid is recorded as deferred rent included in other long-term liabilities in the consolidated balance sheets. Rent expense totaled $59.3 million for the year ended December 31, 2005, $24.1 million and $31.7 million for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, and $58.4 million for the year ended December 31, 2003.

Asset Retirement Obligations

The Company recognizes an asset retirement obligation and an associated asset retirement cost when it has a legal obligation in connection with the retirement of tangible long-lived assets. These obligations arise from certain of the Company’s leases and relate primarily to the cost of removing its equipment from such lease sites and restoring the sites to their original condition. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. The liability is initially recorded at its present value and is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in operating expenses in the statement of operations.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Discounts and Debt Issuance Costs

Debt discounts and debt issuance costs are amortized and recognized as interest expense under the effective interest method over the expected term of the related debt.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising costs totaled $25.8 million for the year ended December 31, 2005, $13.4 million for the five months ended December 31, 2004, $12.5 million for the seven months ended July 31, 2004 and $29.6 million for the year ended December 31, 2003.

Costs and Expenses

The Company’s costs and expenses include:

Cost of Service.  The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to the Company’s customers; charges from other communications companies for their transport and termination of calls originated by the Company’s customers and destined for customers of other networks; and expenses for the rent of towers, network facilities, engineering operations, field technicians and related utility and maintenance charges and the salary and overhead charges associated with these functions.

Cost of Equipment.  Cost of equipment includes the cost of handsets and accessories purchased from third-party vendors and resold to the Company’s customers in connection with its services, as well as lower-of-cost-or-market write-downs associated with excess and damaged handsets and accessories.

Selling and Marketing.  Selling and marketing expenses primarily include advertising and promotional costs associated with acquiring new customers and store operating costs such as rent and retail associates’ salaries and overhead charges.

General and Administrative Expenses.  General and administrative expenses primarily include salary and overhead costs associated with the Company’s customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

Stock-based Compensation

The Company measures compensation expense for its employee and director stock-based compensation plans using the intrinsic value method. All outstanding stock options of the Predecessor Company were cancelled upon emergence from bankruptcy in accordance with the Plan of Reorganization. For the period from August 1, 2004 through December 31, 2004, no stock-based compensation awards were issued or outstanding. The Company adopted the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (the “2004 Plan”) in December 2004. During the year ended December 31, 2005, the Company granted a total of 2,250,894 non-qualified stock options, 948,292 shares of restricted common stock, net, and 246,484 deferred stock units under the 2004 Plan. The non-qualified stock options were granted with an exercise price equal to the fair market value of the common stock on the date of grant. The restricted shares of common stock were granted with an exercise price of $0.0001 per share, and the weighted-average grant date market price of the restricted common stock was $28.52 per share. The deferred stock units were vested immediately upon grant and allowed the holders to purchase common stock at a purchase price of $0.0001 per share in a 30-day period commencing on the earlier of August 15, 2005 or the date the holder’s employment was terminated. The weighted-average grant date market price of the deferred stock units was $27.87 per share.

The Company recorded $12.2 million in stock-based compensation expense for the year ended December 31, 2005, resulting from the grant of the restricted common stock and deferred stock units. The total intrinsic value of the deferred stock units of $6.9 million was recorded as stock-based compensation expense during the year ended

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2005 because the deferred stock units were immediately vested upon grant. The total intrinsic value of the restricted stock awards as of the measurement dates was recorded as unearned compensation, which is included in stockholders’ equity in the consolidated balance sheet as of December 31, 2005. The unearned compensation is amortized on a straight-line basis over the maximum vesting period of the awards of either three or five years. For the year ended December 31, 2005, $5.3 million was recorded in stock-based compensation expense for the amortization of unearned compensation.

The following table shows the effects on net income (loss) and net income (loss) per share if the Company measured compensation expense for its stock-based compensation plans using a fair value method:

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003
		(As Restated)

As reported net income (loss)	$29,966	$(8,391)	$913,190	$(597,437)
Add back stock-based compensation expense (benefit) included in net income (loss)	12,245	—	(837)	243
Less net pro forma compensation (expense) benefit	(20,085)	—	6,209	(10,805)

Pro forma net income (loss)	$22,126	$(8,391)	$918,562	$(607,999)

Basic net income (loss) per share:
As reported	$0.50	$(0.14)	$15.58	$(10.19)

Pro forma	$0.37	$(0.14)	$15.67	$(10.37)

Diluted net income (loss) per share:
As reported	$0.49	$(0.14)	$15.58	$(10.19)

Pro forma	$0.36	$(0.14)	$15.67	$(10.37)

The following table shows the amount of stock-based compensation expense included in operating expenses (allocated to the appropriate line item based on employee classification) in the consolidated statement of operations for the year ended December 31, 2005:

Year Ended
December 31,
2005

Stock-based compensation expense included in:
Cost of service	$1,204
Selling and marketing expenses	1,021
General and administrative expenses	10,020

Total stock-based compensation expense	$12,245

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average fair value per share on the grant date of stock options granted during the year ended December 31, 2005 was $20.91, which was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions:

Year Ended
December 31,
2005

Risk-free interest rate	3.68%
Expected dividend yield	—
Expected volatility	86%
Expected life (in years)	5.8

Income Taxes

The Company estimates income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from tax loss and tax credit carryforwards. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent that the Company believes that recovery is not likely, it must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a full valuation allowance on its net deferred tax assets for all periods presented because of uncertainties related to the utilization of the deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to SOP 90-7, future decreases in the valuation allowance established in fresh-start reporting are accounted for as a reduction in goodwill. Tax rate changes are reflected in income in the period such changes are enacted.

Basic and Diluted Net Income (Loss) Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflect the potential dilutive effect of additional common shares that are issuable upon exercise of outstanding stock options, restricted stock awards and warrants, calculated using the treasury stock method.

Reorganization Items

Reorganization items represent amounts incurred by the Predecessor Company as a direct result of the Chapter 11 reorganization and are presented separately in the Predecessor Company’s consolidated statements of operations.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the components of reorganization items, net, in the Predecessor Company’s consolidated statements of operations:

	Predecessor Company
	Seven Months	Year Ended
	Ended	December 31,
	July 31, 2004	2003

Professional fees	$(5,005)	$(12,073)
Gain on settlement of liabilities	2,500	36,954
Adjustment of liabilities to allowed amounts	(360)	(174,063)
Post-petition interest income	1,436	2,940
Net gain on discharge of liabilities and the net effect of application of fresh-start reporting	963,873	—

Total reorganization items, net	$962,444	$(146,242)

Recent Accounting Pronouncements

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” This FSP requires that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense and included in income from continuing operations. This treatment also applies to operating lease arrangements entered into prior to the effective date of the FSP. The Company adopted this FSP effective January 1, 2006. The Company estimates that construction period rents will total between $5.5 million and $6.5 million during fiscal 2006.

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123R requires that a company measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation expense is recognized for the cost of equity-based awards for which employees do not render the requisite service. A company will initially measure the cost of each liability-based service award based on the award’s initial fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation expense over that period. The grant-date fair value of employee stock options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. If an equity-based award is modified after the grant date, incremental compensation expense will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The Company adopted SFAS No. 123R effective January 1, 2006. The impact of adoption of SFAS No. 123R to the Company’s consolidated financial position and results of operations as of and for the three months ended March 31, 2006 was an increase in additional paid-in capital of $1.8 million, an increase in share-based compensation expense of $2.4 million and offset by a gain of $0.6 million as a cumulative effect of change in accounting principle.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued Interpretation No. 47 which serves as an interpretation of FASB Statement No. 143, “Accounting for Conditional Asset Retirement Obligations”. FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143 refers to an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under FIN No. 47, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 is effective for the year ended December 31, 2005. Adoption of FIN No. 47 did not have a material effect on the Company’s consolidated financial position or results of operations for the year ended December 31, 2005.

Note 4.	Financial Instruments

Short-Term Investments

As of December 31, 2005 and 2004, all of the Company’s short-term investments were debt securities with contractual maturities of less than one year, and were classified as available for sale. Available-for-sale securities were comprised as follows at December 31, 2005 and 2004:

		Unrealized	Unrealized	Fair
Successor Company	Cost	Gain	Loss	Value

2005
Commercial paper	$49,884	$—	$(2)	$49,882
U.S. government or government agency securities	40,857	3	(11)	40,849
Other	250	—	—	250

	$90,991	$3	$(13)	$90,981

2004
Mutual funds	$2,944	$89	$—	$3,033
U.S. government or government agency securities	110,063	—	(13)	110,050

	$113,007	$89	$(13)	$113,083

Fair Value of Financial Instruments

The carrying values of certain of the Company’s financial instruments, including cash equivalents and short-term investments, accounts receivable and accounts payable and accrued liabilities, approximate fair value due to their short-term maturities. The carrying value of the Company’s term loans approximate their fair value due to the floating rates of interest on such loans.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Supplementary Financial Information

Supplementary Balance Sheet Information:

	Successor Company
	December 31,	December 31,
	2005	2004
		(As Restated)

Property and equipment, net:
Network equipment	$654,993	$599,598
Computer equipment and other	38,778	26,285
Construction-in-progress	134,929	10,517

	828,700	636,400
Accumulated depreciation	(206,754)	(60,914)

	$621,946	$575,486

Accounts payable and accrued liabilities:
Trade accounts payable	$117,140	$35,184
Accrued payroll and related benefits	13,185	13,579
Other accrued liabilities	37,445	42,330

	$167,770	$91,093

Other current liabilities:
Accrued property taxes	$6,536	$21,440
Accrued sales, telecommunications and other taxes payable	15,745	28,225
Deferred revenue	21,391	18,145
Other	5,955	3,960

	$49,627	$71,770

Other long-term liabilities:
Deferred tax liabilities	$141,935	$145,673
Other	36,424	30,567

	$178,359	$176,240

Other intangible assets, net:
Customer relationships	$124,715	$129,000
Trademarks	37,000	37,000

	161,715	166,000
Accumulated amortization customer relationships	(44,417)	(13,438)
Accumulated amortization trademarks	(3,744)	(1,101)

	$113,554	$151,461

Amortization expense for other intangible assets for the year ended December 31, 2005 and the five months ended December 31, 2004 was $34.5 million and $14.5 million, respectively. Estimated amortization expense for intangible assets for 2006 through 2010 is $33.7 million, $33.7 million, $20.8 million, $2.7 million and $2.7 million, respectively, and $20.0 million thereafter.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplementary Cash Flow Information:

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003

Supplementary disclosure of cash flow information:
Cash paid for interest	$55,653	$8,227	$—	$18,168
Cash paid for income taxes	305	240	76	372
Cash provided by (paid for) reorganization activities:
Payments to Leap Creditor Trust	—	—	(990)	(67,800)
Payments for professional fees	—	—	(7,975)	(9,864)
Cure payments, net	—	—	1,984	(40,405)
Interest income	—	—	1,485	2,940
Supplementary disclosure of non-cash investing and financing activities:
Issuance of restricted stock awards under stock compensation plan	$26,317	$—	$—	$—

Note 6.	Earnings Per Share

A reconciliation of weighted-average shares outstanding used in calculating basic and diluted net income (loss) per share for the year ended December 31, 2005, the five months ended December 31, 2004, the seven months ended July 31, 2004 and the year ended December 31, 2003 is as follows (in thousands):

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003

Weighted-average shares outstanding — basic earnings per share	60,135	60,000	58,623	58,604
Effect of dilutive securities:
Non-qualified stock options	130	—	—	—
Restricted stock awards	472	—	—	—
Warrants	266	—	—	—

Adjusted weighted-average shares outstanding — diluted earnings per share	61,003	60,000	58,623	58,604

The number of shares not included in the computation of diluted net income (loss) per share because their effect would have been antidilutive totaled 0.5 million for the year ended December 31, 2005, 0.6 million for the five months ended December 31, 2004, 11.7 million for the seven months ended July 31, 2004, and 13.3 million for the year ended December 31, 2003.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Debt

Credit Agreement

Long-term debt as of December 31, 2005 consists of a senior secured credit agreement (the “Credit Agreement”), which includes $600 million of fully-drawn term loans and an undrawn $110 million revolving credit facility available until January 2010. Under the Credit Agreement, the term loans bear interest at the London Interbank Offered Rate (LIBOR) plus 2.5 percent, with interest periods of one, two, three or six months, or bank base rate plus 1.5 percent, as selected by Cricket. Outstanding borrowings under $500 million of the term loans must be repaid in 20 quarterly payments of $1.25 million each, which commenced on March 31, 2005, followed by four quarterly payments of $118.75 million each, commencing March 31, 2010. Outstanding borrowings under $100 million of the term loans must be repaid in 18 quarterly payments of approximately $278,000 each, which commenced on September 30, 2005, followed by four quarterly payments of $23.75 million each, commencing March 31, 2010.

The maturity date for outstanding borrowings under the revolving credit facility is January 10, 2010. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under the Credit Agreement and by one-twelfth of the original aggregate revolving credit commitment on January 1, 2008 and by one-sixth of the original aggregate revolving credit commitment on January 1, 2009 (each such amount to be net of all prior reductions) based on certain leverage ratios and other tests. The commitment fee on the revolving credit facility is payable quarterly at a rate of 1.0 percent per annum when the utilization of the facility (as specified in the Credit Agreement) is less than 50 percent and at 0.75 percent per annum when the utilization exceeds 50 percent. Borrowings under the revolving credit facility would currently accrue interest at LIBOR plus 2.5 percent, with interest periods of one, two, three or six months, or bank base rate plus 1.5 percent, as selected by Cricket, with the rate subject to adjustment based on the Company’s leverage ratio.

The facilities under the Credit Agreement are guaranteed by Leap and all of its direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and ANB 1 and ANB 1 License) and are secured by all present and future personal property and owned real property of Leap, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, the Company is subject to certain limitations, including limitations on its ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; and pay dividends and make certain other restricted payments. In addition, the Company will be required to pay down the facilities under certain circumstances if it issues debt or equity, sells assets or property, receives certain extraordinary receipts or generates excess cash flow (as defined in the Credit Agreement). The Company is also subject to financial covenants which include a minimum interest coverage ratio, a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio. The Credit Agreement allows the Company to invest up to $325 million in ANB 1 and ANB 1 License and up to $60 million in other joint ventures and allows the Company to provide limited guarantees for the benefit of ANB 1 License and other joint ventures.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a director of Leap) participated in the syndication of the Credit Agreement in the following amounts: $109 million of the $600 million term loans and $30 million of the $110 million revolving credit facility.

At December 31, 2005, the effective interest rate on the term loans was 6.6%, including the effect of interest rate swaps, and the outstanding indebtedness was $594.4 million. The terms of the Credit Agreement require the Company to enter into interest rate hedging agreements in an amount equal to at least 50% of its outstanding indebtedness. In accordance with this requirement, in April 2005 the Company entered into interest rate swap agreements with respect to $250 million of its debt. These swap agreements effectively fix the interest rate on $250 million of the outstanding indebtedness at 6.7% through June 2007. In July 2005, the Company entered into another interest rate swap agreement with respect to a further $105 million of its outstanding indebtedness. This swap agreement effectively fixes the interest rate on $105 million of the outstanding indebtedness at 6.8% through

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 2009. The $3.5 million fair value of the swap agreements at December 31, 2005 was recorded in other assets in the consolidated balance sheet with a corresponding increase in other comprehensive income, net of tax.

The Company’s restatement of its historical consolidated financial results as described in Note 3 may have resulted in defaults under the Credit Agreement. On March 10, 2006, the required lenders under the Credit Agreement granted a waiver of the potential defaults, subject to conditions which the Company has met.

Senior Secured Pay-In-Kind Notes Issued Under Plan of Reorganization

On the Effective Date of the Plan of Reorganization, Cricket issued new 13% senior secured pay-in-kind notes due 2011 with a face value of $350 million and an estimated fair value of $372.8 million. As of December 31, 2004, the carrying value of the notes was $371.4 million. A portion of the proceeds from the term loan facility under the new Credit Agreement was used to redeem these notes in January 2005, which included a call premium of $21.4 million. Upon repayment of these notes, the Company recorded a loss from debt extinguishment of approximately $1.7 million which was included in other income (expense) in the consolidated statement of operations for the year ended December 31, 2005.

US Government Financing

The balance in current maturities of long-term debt at December 31, 2004 consisted entirely of debt obligations to the FCC incurred as part of the purchase price for wireless licenses. At July 31, 2004, the remaining principal of the FCC debt was revalued in connection with the Company’s adoption of fresh-start reporting. The carrying value of this debt at December 31, 2004 was $40.4 million. The balance was repaid in full in January 2005 with a portion of the term loan borrowing under the new Credit Agreement. Upon repayment of this debt, the Company recorded a gain from debt extinguishment of approximately $0.4 million which was included in other income (expense) in the consolidated statement of operations for the year ended December 31, 2005.

Note 8.	Income Taxes

The components of the Company’s income tax provision are summarized as follows:

	Successor Company		Predecessor Company
		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003
		(As Restated)

Current provision:
Federal	$—	$—	$—	$—
State	63	107	13	337

	63	107	13	337

Deferred provision:
Federal	17,571	3,186	3,725	6,920
State	3,517	637	428	795

	21,088	3,823	4,153	7,715

	$21,151	$3,930	$4,166	$8,052

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the amounts computed by applying the statutory federal income tax rate to income before income taxes to the amounts recorded in the consolidated statements of operations is summarized as follows:

		Five Months	Seven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2005	2004	2004	2003
		(As Restated)

Amounts computed at statutory federal rate	$17,891	$(1,561)	$321,075	$(206,285)
State income tax, net of federal benefit	2,285	171	287	736
Non-deductible expenses	929	2,096	175	7,050
Amortization of wireless licenses and tax-deductible goodwill	—	3,224	—	—
Gain on reorganization and adoption of fresh-start reporting	—	—	(337,422)	—
Other	46	—	—	15,134
Change in valuation allowance	—	—	20,051	191,417

	$21,151	$3,930	$4,166	$8,052

The components of the Company’s deferred tax assets (liabilities) are summarized as follows:

	Successor Company
	December 31,	December 31,
	2005	2004
		(As Restated)

Deferred tax assets:
Net operating loss carryforwards	$174,802	$155,189
Wireless licenses	59,639	97,946
Capital loss carryforwards	14,141	—
Stock-based compensation	2,110	—
Reserves and allowances	10,027	9,951
Property and equipment	3,476	20,959
Debt premium	—	18,995
Deferred revenues and charges	—	2,229
Other	3,750	1,966

Gross deferred tax assets	267,945	307,235
Deferred tax liabilities:
Intangible assets	(45,171)	(59,449)
Deferred tax on unrealized gains	(1,382)	(32)
Other	—	(546)

Net deferred tax assets	221,392	247,208
Valuation allowance	(221,392)	(247,208)
Other deferred tax liabilities:
Wireless licenses	(136,364)	(142,221)
Goodwill	(3,616)	(1,064)

Net deferred tax liability	$(139,980)	$(143,285)

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes are reflected in the accompanying consolidated balance sheets as follows:

	Successor Company
	December 31,	December 31,
	2005	2004
		(As Restated)

Current deferred tax assets (included in other current assets)	$1,955	$2,388
Long-term deferred tax liability (included in other long-term liabilities)	(141,935)	(145,673)

	$(139,980)	$(143,285)

As of December 31, 2005 and 2004, the Company established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance is based on available evidence, including the Company’s historical operating losses. Deferred tax liabilities associated with wireless licenses cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

At December 31, 2005, the Company estimated it had federal net operating loss carryforwards of approximately $407.3 million which begin to expire in 2022, and state net operating loss carryforwards of approximately $743.6 million which begin to expire in 2007. In addition, the Company had federal capital loss carryforwards of approximately $36.0 million which begin to expire in 2010. The Company’s ability to utilize Predecessor Company net operating loss carryforwards is subject to an annual limitation due to the occurrence of ownership changes as defined under Internal Revenue Code Section 382.

Pursuant to SOP 90-7, the tax benefits of deferred tax assets recorded in fresh-start reporting will be recorded as a reduction of goodwill when first recognized in the financial statements. These tax benefits will not reduce income tax expense for financial reporting purposes, although such assets when recognized as a deduction for tax return purposes may reduce U.S. federal and certain state taxable income, if any, and therefore reduce income taxes payable. During the year ended December 31, 2005 and the five months ended December 31, 2004, $24.4 million and $0.6 million, respectively, of fresh-start related net deferred tax assets were utilized as tax deductions, and therefore, the Company recorded a corresponding reduction of goodwill. As of December 31, 2005, the balance of fresh-start related net deferred tax assets was $221.4 million, which was subject to a full valuation allowance.

As discussed in Note 2, in August 2004 the Plan of Reorganization became effective and included a significant reduction of the Company’s outstanding indebtedness. As a result of this cancellation of debt, the Company was required to reduce, for federal and state income tax purposes, certain tax attributes, including net operating loss carryforwards and capital loss carryforwards, by the amount of the cancellation of debt. In general, the amount of tax attribute reduction is equal to the excess of the debt discharged in bankruptcy over the fair market value of the property issued in the reorganization.

Note 9.	Stockholders’ Equity

On the Effective Date of the Plan of Reorganization, the Company issued warrants to purchase 600,000 shares of common stock at an exercise price of $16.83 per share, which expire on March 23, 2009. All of these warrants were outstanding as of December 31, 2005.

Note 10.	Stock-Based Compensation and Benefit Plans

Employee Savings and Retirement Plan

The Company’s 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company’s contribution expenses were $1,485,000 for the year ended December 31, 2005, $428,000 and $613,000, for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, and $1,043,000 for the year ended December 31, 2003.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Successor Company Stock Option Plan

In December 2004, Leap adopted the 2004 Plan, which allows the Board of Directors (or committees to whom the Board has delegated authority) to grant incentive stock options, non-qualified stock options, restricted common stock and deferred stock units to the Company’s employees, consultants and independent directors, and to the employees and consultants of the Company’s subsidiaries. A total of 4,800,000 shares of Leap common stock were initially reserved for issuance under the 2004 Plan. At December 31, 2004, no options or other awards were outstanding under the 2004 Plan. During the year ended December 31, 2005, the Company granted a total of 2,250,894 non-qualified stock options, 948,292 shares of restricted common stock, net, and 246,484 deferred stock units under the 2004 Plan. The weighted-average grant date fair values of the restricted common stock and the deferred stock units granted during the year ended December 31, 2005 were $28.52 and $27.87, respectively.

The stock options and restricted common stock generally vest in full three or five years from the grant date with no interim time-based vesting, but with provisions for annual accelerated performance-based vesting of a portion of the awards if the Company achieves specified performance conditions. The deferred stock units immediately vested upon grant. The stock options are exercisable for up to 10 years from the grant date.

A summary of stock option transactions for the 2004 Plan follows (number of shares in thousands):

	Options Outstanding
			Weighted
	Number of	Exercise	Average
	Shares	Price Range	Exercise Price

December 31, 2004	—	$—	$—
Options granted	2,251	26.35-37.74	28.68
Options forfeited	(359)	26.55-34.89	27.31
Options exercised	—	—	—

December 31, 2005	1,892	$26.35-37.74	$28.94

There were 34,600 options exercisable at December 31, 2005 with a weighted-average exercise price of $26.50. The weighted-average remaining contractual life of the options outstanding at December 31, 2005 was three years.

Successor Company Employee Stock Purchase Plan

In September 2005, the Company commenced an Employee Stock Purchase Plan (the “ESP Plan”) which allows eligible employees to purchase shares of common stock during a specified offering period. The purchase price is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period for the purchase of shares of common stock under the ESP Plan, subject to certain limitations. A total of 800,000 shares of common stock have been reserved for issuance under the ESP Plan. At December 31, 2005, 8,030 shares of common stock were issued under the ESP Plan at an average price of $29.14 per share. The ESP Plan is a non-compensatory plan under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

Predecessor Company Stock Option and Other Benefit Plans

Prior to the Effective Date, Leap had adopted and granted options under various stock option plans. The plans allowed the Board of Directors to grant options to selected employees, directors and consultants of the Company to purchase shares of Leap’s common stock. Generally, options vested over four or five-year periods and were exercisable for up to 10 years from the grant date. No options were granted under these plans during the seven months ended July 31, 2004 and the year ended December 31, 2003. On the Effective Date, all options outstanding under such plans were cancelled pursuant to the Plan of Reorganization.

Leap’s 1998 Employee Stock Purchase Plan (the “1998 ESP Plan”) allowed eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of such stock on the first or the last day of each

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

offering period. On November 1, 2002, Leap suspended contributions to the 1998 ESP Plan. On the Effective Date, all shares previously issued under the 1998 ESP Plan were cancelled pursuant to the Plan of Reorganization.

Leap’s voluntary retirement plan allowed eligible executives to defer up to 100% of their income on a pre-tax basis. On a quarterly basis, participants received up to a 50% match of their contributions (up to a limit of 20% of their base salary plus bonus) in the form of the Company’s common stock based on the then current market price, to be issued to the participant upon eligible retirement. In August 2002, the Company suspended all employee contributions to the executive retirement plan. On the Effective Date, all shares allocated for benefits under the plan were cancelled pursuant to the Plan of Reorganization.

Leap’s Executive Officer Deferred Stock Plan and Executive Officer Deferred Bonus Stock Plan (the “Executive Officer Plans”) provided for mandatory deferral of 25% and voluntary deferral of up to 75% of executive officer bonuses. Bonus deferrals were converted into common share units credited to the participant’s account, with the number of share units calculated by dividing the deferred bonus amount by the fair market value of Leap’s common stock on the bonus payday. Leap also credited to a matching account that number of share units equal to 20% of the share units credited to the participants’ accounts. Matching share units were to vest ratably over three years on each anniversary date of the applicable bonus payday. In August 2002, Leap suspended all employee contributions to the Executive Officer Plans. On the Effective Date, all shares allocated for benefits under the plans were cancelled pursuant to the Plan of Reorganization.

Note 11.	Significant Acquisitions and Dispositions

In May 2005, Cricket’s wholly-owned subsidiary, Cricket Licensee (Reauction), Inc., completed the purchase of four wireless licenses in the FCC’s Auction #58 for $166.9 million.

In September 2005, ANB 1 License completed the purchase of nine wireless licenses in Auction #58 for $68.2 million. ANB 1 License partially financed this purchase through loans under a senior secured credit facility from Cricket in the aggregate principal amount of $64.2 million. The credit agreement includes a sub-facility of $85.8 million to finance ANB 1 License’s initial build-out costs and working capital requirements.

In June 2005, Cricket completed the purchase of a wireless license to provide service in Fresno, California and related assets for $27.6 million. The Company launched service in Fresno on August 2, 2005.

In August 2005, Cricket completed the sale of 23 wireless licenses and substantially all of the operating assets in the Company’s Michigan markets for $102.5 million, resulting in a gain of $14.6 million. The Company had not launched commercial operations in most of the markets covered by the licenses sold. The long-lived assets included in this transaction consisted of wireless licenses with a carrying value of $70.8 million, property and equipment with a net book value of $14.9 million and intangible assets with a net book value of $1.9 million.

In November 2005, the Company signed an agreement to sell its wireless licenses and operating assets in its Toledo and Sandusky, Ohio markets in exchange for $28.5 million and an equity interest in a new joint venture company which owns a wireless license in the Portland, Oregon market. The Company also agreed to contribute to the joint venture approximately $25 million and two wireless licenses and related operating assets in Eugene and Salem, Oregon to increase its non-controlling equity interest in the joint venture to 73.3%. Completion of these transactions is subject to customary closing conditions, including FCC approval and other third party consents. The aggregate carrying value of the Toledo and Sandusky licenses of $8.2 million, property and equipment with a net book value of $5.4 million and intangible assets with a net book value of $1.5 million have been classified in assets held for sale in the consolidated balance sheet as of December 31, 2005.

In December 2005, the Company completed the sale of non-operating wireless licenses in Anchorage, Alaska and Duluth, Minnesota for $10.0 million. During the second quarter of fiscal 2005, the Company recorded impairment charges of $11.4 million to adjust the carrying values of these licenses to their estimated fair values, which were based on the agreed upon sales prices.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Segment and Geographic Data

The Company operates in a single operating segment as a wireless communications carrier that offers digital wireless service in the United States. As of and for the years ended December 31, 2005, 2004 and 2003, all of the Company’s revenues and long-lived assets related to operations in the United States.

Note 13.	Commitments and Contingencies

Although the Company’s plan of reorganization became effective and the Company emerged from bankruptcy in August 2004, a tax claim of approximately $4.9 million Australian dollars (approximately $3.5 million U.S. dollars as of March 21, 2006) asserted by the Australian government against Leap remains pending in the U.S. Bankruptcy Court for the Southern District of California in Case Nos. 03-03470-All to 03-035335-All (jointly administered). The Company has objected to this claim and is seeking to resolve it through appropriate court proceedings. The Company does not believe that the resolution of this claim will have a material adverse effect on its consolidated financial statements.

On December 31, 2002, several members of American Wireless Group, LLC, referred to in these financial statements as AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration, or in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants have appealed the denial of the motion to the state supreme court.

In a related action to the action described above, on June 6, 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. The motion was denied and the defendants’ have appealed the ruling to the state supreme court.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with the Company. Leap’s D&O insurers have not filed a reservation of rights letter and have been paying defense costs. Management believes that the liability, if any, from the AWG and Whittington Lawsuits and the related indemnity claims of the defendants against Leap is not probable and estimable; therefore, no accrual has been made in Leap’s annual consolidated financial statements as of December 31, 2005 related to these contingencies.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company is involved in certain other claims arising in the course of business, seeking monetary damages and other relief. The amount of the liability, if any, from such claims cannot currently be reasonably estimated; therefore, no accruals have been made in the Company’s consolidated financial statements as of December 31, 2005 for such claims. In the opinion of the Company’s management, the ultimate liability for such claims will not have a material adverse effect on the Company’s consolidated financial statements.

In October 2005, the Company agreed to purchase a minimum of $90.5 million of products and services from Nortel Networks Inc. from October 11, 2005 through October 10, 2008, and the Company agreed to purchase a minimum of $119 million of products and services from Lucent Technologies Inc. from October 1, 2005 through September 30, 2008. Separately, ANB 1 License is obligated to purchase a minimum of $39.5 million and $6.0 million of products and services from Nortel Networks Inc. and Lucent Technologies Inc., respectively, over the same three year terms as those for the Company.

The Company has entered into non-cancelable operating lease agreements to lease its administrative and retail facilities, certain equipment, and sites for towers, equipment and antennas required for the operation of its wireless networks. These leases typically include renewal options and escalation clauses. In general, site leases have five year initial terms with four five year renewal options. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases, including renewals that are reasonably assured, in effect at December 31, 2005:

Year Ended December 31:

2006	$48,381
2007	35,628
2008	33,291
2009	31,231
2010	30,033
Thereafter	132,137

Total	$310,701

Note 14.	Subsequent Events

On March 1, 2006, Cricket’s wholly owned subsidiary, Cricket Licensee (Reauction), Inc., entered into an agreement with a debtor-in-possession for the purchase of 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million. Completion of this transaction is subject to customary closing conditions, including FCC approval and approval of the bankruptcy court in which the seller’s bankruptcy case is proceeding, as well as the receipt of an FCC order agreeing to extend certain build-out requirements with respect to certain of the licenses.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the Company’s results of operations for the interim periods. Summarized data for each interim period for the years ended December 31, 2005 and 2004 is as follows (in thousands, except per share data):

	Year Ended December 31, 2005
	Successor Company
	Q1	Q2	Q3	Q4
	(As Restated)(1)	(As Restated)(1)	(As Restated)(1)

Revenues	$228,370	$226,829	$230,527	$228,937
Operating income(2)(3)	21,861	8,554	28,634	10,770
Net income(2)(3)	7,516	1,103	16,397	4,950
Basic net income per share	0.13	0.02	0.27	0.08
Diluted net income per share	0.12	0.02	0.27	0.08

	Year Ended December 31, 2004
	Predecessor Company			Successor Company
	Three Months	Three Months	One Month	Two Months	Three Months
	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	July 31,	September 30,	December 31,
				(As Restated)(1)	(As Restated)(1)

Revenues	$206,822	$205,701	$69,124	$137,783	$206,577
Operating income (loss)	(22,257)	(15,008)	(3,335)	5,504	4,934
Net income (loss)(4)	(28,030)	(18,145)	959,365	(1,834)	(6,557)
Basic and diluted net income (loss) per share	(0.48)	(0.31)	16.36	(0.03)	(0.11)

(1)	These amounts differ from those previously reported as they have been restated. See Note 3.

(2)	During the three months ended June 30, 2005, the Company recognized an impairment charge of $11.4 million to reduce the carrying values of non-operating wireless licenses in Anchorage, Alaska and Duluth, Minnesota to their estimated fair values.

(3)	During the three months ended September 30, 2005, the Company recognized a gain of $14.6 million from the sale of wireless licenses and Michigan operating assets.

(4)	During the one month ended July 31, 2004, the Company recorded a net reorganization gain of $963.2 million relating to the net gain on discharge of liabilities and net effect from the application of fresh-start reporting.

Note 16.	Subsequent Events (Unaudited)

In June 2006, Leap and Cricket entered into an amended and restated senior secured credit agreement (the “Amended and Restated Credit Agreement”) for a seven-year $900 million term loan and a five-year $200 million revolving credit facility. Under the Amended and Restated Credit Agreement,the term loan bears interest at the London Interbank Offered Rate (“LIBOR”) plus 2.75 percent, with interest periods of one, two, three or six months, or bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Outstanding borrowings under the term loan must be repaid in 24 quarterly payments of $2.25 million each, commencing September 30, 2006, followed by four quarterly payments of $211.5 million each, commencing September 30, 2012. Borrowings under the revolving credit facility would currently accrue interest at LIBOR plus 2.75 percent or the bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on the Company’s consolidated senior secured leverage ratio.

The facilities under the Amended and Restated Credit Agreement are guaranteed by Leap and all of its direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and the Company’s joint

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

venture entities) and are secured by substantially all of the present and future personal property and owned real property of Leap, Cricket and such direct and indirect domestic subsidiaries. Under the Amended and Restated Credit Agreement, the Company is subject to certain limitations, including limitations on its ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; and pay dividends and make certain other restricted payments. In addition, the Company will be required to pay down the facilities under certain circumstances. The Company is also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge ratio.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a director of Leap) participated in the syndication of the Amended and Restated Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with their participation.

In June 2006, the Company entered into three agreements to sell six wireless licenses covering areas in which the Company was not offering commercial service for an aggregate sales price of $12.9 million. Completion of these transactions is subject to customary closing conditions, including FCC approval. During the second quarter of 2006, the Company recorded impairment charges of $3.2 million to adjust the carrying values of four of the licenses to their estimated fair values, which were based on the agreed upon purchase prices.

In July 2006, the Company sold its wireless licenses and operating assets in its Toledo and Sandusky, Ohio markets for approximately $28 million in cash and an equity interest in LCW Wireless, a joint venture which owns a wireless license in the Portland, Oregon market. The Company also contributed approximately $21 million in cash and two wireless licenses in Eugene and Salem, Oregon and related operating assets, resulting in Cricket owning a 72% non-controlling equity interest in LCW Wireless. The Company estimates that it will recognize a gain in the third quarter ending September 30, 2006 associated with the sale of the Toledo and Sandusky wireless licenses and operating assets.

In May 2006, Cricket and Denali Spectrum Manager, LLC (“DSM”) formed Denali Spectrum, LLC (“Denali”) as a joint venture to participate (through its wholly owned subsidiary Denali Spectrum License, LLC (“Denali License”)) in Auction #66 as a “very small business” designated entity under FCC regulations. In July 2006, Cricket and DSM entered into an amended and restated limited liability company agreement (the “Denali LLC Agreement”), under which Cricket and DSM made equity investments of approximately $7.6 million and $1.6 million, respectively, in Denali. Cricket owns an 82.5% non-controlling equity interest in Denali, and DSM owns a 17.5% controlling equity interest in Denali. DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket. The parties have agreed to make equity investments at the conclusion of the auction such that Cricket’s and Denali’s total equity investments will be equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of the wireless licenses, if any, that Denali License acquires in Auction #66. In addition, Cricket and Denali have agreed to make further equity investments on the first anniversary of the conclusion of the auction in an amount equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of such wireless licenses, up to a specified maximum amount.

In August 2006, the Company completed the exchange of its wireless license in Grand Rapids, Michigan for a wireless license in Rochester, New York.

On June 14, 2006, the Company sued MetroPCS Communications, Inc., or MetroPCS, in the United States District Court for the Eastern District of Texas, Marshall Division, Civil Action No. 2-06-CV-00240-TJW, for infringement of U.S. Patent No. 6,813,497 “Improved Method for Providing Wireless Communication Services and Network and System for Delivering of Same System and Method for Providing Wireless Communication Services,” issued to the Company. The Company’s complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) together with two related entities (collectively with MetroPCS, the “MetroPCS entities”), counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, ANB 1 License, Denali License, and current and former employees of Leap and Cricket, including Leap CEO Doug Hutcheson. The countersuit alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award damages, including punitive damages, impose an injunction enjoining the Company from participating in Auction #66, impose a constructive trust on the Company’s business and assets for the benefit of MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that the Company and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. Based upon the Company’s preliminary review of the counterclaims, the Company believes that it has meritorious defenses and intends to vigorously defend against the counterclaims. If the MetroPCS entities were to prevail in their counterclaims, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

On August 3, 2006, MetroPCS filed a separate action in the United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3-06CV1399-D, seeking a declaratory judgment that the Company’s U.S. Patent No. 6,959,183 “Improved Operations Method for Providing Wireless Communication Services and Network and System for Delivering Same” (a different patent from the one that is the subject of the Company’s infringement action against MetroPCS) is invalid and is not being infringed by MetroPCS and its affiliates.

In August 2006, Leap and Cricket entered into a bridge credit agreement (the “Bridge Agreement”) consisting of an unsecured $850 million bridge loan facility, available until the earlier of March 31, 2007 and 15 days after the date payment is required in full to the FCC for wireless licenses acquired in Auction #66. The commitments under the bridge loan facility may be increased by up to $100 million prior to the first borrowing. Cricket is permitted to make up to three borrowings under the bridge loan facility, subject to meeting specified conditions to funding (including conditions regarding the absence of certain material adverse changes). The primary use of proceeds of the bridge loan facility is to fund payments to the FCC for any wireless licenses that a wholly owned subsidiary of Cricket or Denali License may acquire in Auction #66. A portion of the proceeds may also be used to fund costs and expenses incurred in connection with the build-out of such wireless licenses, if any, finance transaction fees and expenses, and, subject to lender approval, general corporate purposes.

Under the Bridge Agreement, borrowings bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75% per annum or the bank base rate plus 1.75% per annum, as selected by Cricket, which rate increases by 0.50% per annum every 60 days after the first borrowing until the date which is 180 days after such date, and increases by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). If all borrowings under the bridge loan facility have not been repaid on the first anniversary of the first borrowing, then, unless a bankruptcy or payment default has occurred, the outstanding principal amount of the bridge loans will be automatically converted into extended term loans maturing in December 2013. Lenders may elect to exchange all or a portion of their extended term loans for senior unsecured exchange notes, which will be governed by an exchange indenture. Extended term loans and exchange notes will bear interest at a rate equal to the rate borne by the bridge loans immediately prior to the conversion plus 0.50% per annum, which rate shall increase by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). Lenders also have the option to require exchange notes to bear interest at a fixed rate, as set forth in the exchange indenture.

The bridge loan facility is guaranteed by Leap and all of its direct and indirect wholly owned domestic subsidiaries other than Cricket. Under the Bridge Agreement, Leap and its subsidiaries are subject to limitations substantially similar to those under the Amended and Restated Credit Agreement. In addition, Leap and its subsidiaries will be required, to the extent permitted under the Amended and Restated Credit Agreement, to pay

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

down the facilities under certain circumstances if they issue equity or debt or sell assets, or in the event of a change of control. Leap and its subsidiaries are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio.

On July 10, 2006, the Company sued T-Mobile USA, Inc. (“T-Mobile”) in the District Court of Harris County, Texas, Cause No. 2006-42215, for tortious interference with existing contract, tortious interference with prospective relations, business disparagement, and antitrust violations arising out of anticompetitive activities of T-Mobile in the Houston, Texas marketplace. In response, on August 8, 2006, T-Mobile filed a counterclaim against the Company, alleging tortious interference with T-Mobile’s contracts with employees, ex-employees, authorized dealers and customers and unfair competition, and asking the court to award damages, including punitive damages, in an unspecified amount. The Company intends to vigorously defend against the counterclaim.

On August 15, 2006, the Company entered into forward sale agreements with Goldman Sachs Financial Markets, L.P. and Citibank, N.A. for the sale of 5.6 million shares of Leap common stock in connection with an underwritten public offering, which offering was consummated on August 21, 2006. On August 22, 2006, the underwriters in the offering exercised their option to purchase an additional 840,000 shares of Leap common stock, which resulted in the number of shares covered by the forward sale agreements being increased by a corresponding amount. The initial forward sale price per share of Leap common stock under the forward sale agreements is $40.11 (which amount is equivalent to the public offering price of $42.00 less the underwriting discount).

LEAP WIRELESS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands except share amounts)

	June 30,	December 31,
	2006	2005
	(Unaudited)

Assets
Cash and cash equivalents	$553,038	$293,073
Short-term investments	57,382	90,981
Restricted cash, cash equivalents and short-term investments	9,758	13,759
Inventories	63,820	37,320
Other current assets	40,545	29,237

Total current assets	724,543	464,370
Property and equipment, net	780,852	621,946
Wireless licenses	795,046	821,288
Assets held for sale (Note 7)	38,658	15,145
Goodwill	431,896	431,896
Other intangible assets, net	96,690	113,554
Other assets	35,852	38,119

Total assets	$2,903,537	$2,506,318

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	$210,274	$167,770
Current maturities of long-term debt (Note 4)	9,000	6,111
Other current liabilities	53,007	49,627

Total current liabilities	272,281	223,508
Long-term debt (Note 4)	891,000	588,333
Deferred tax liabilities	141,935	141,935
Other long-term liabilities	41,837	36,424

Total liabilities	1,347,053	990,200

Minority interest	4,151	1,761

Commitments and contingencies (Notes 4 and 8)
Stockholders’ equity:
Preferred stock — authorized 10,000,000 shares; $.0001 par value, no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares; $.0001 par value, 61,256,800 and 61,202,806 shares issued and outstanding at June 30, 2006 and December 31, 2005, respectively	6	6
Additional paid-in capital	1,500,154	1,490,638
Retained earnings	46,809	21,575
Accumulated other comprehensive income	5,364	2,138

Total stockholders’ equity	1,552,333	1,514,357

Total liabilities and stockholders’ equity	$2,903,537	$2,506,318

See accompanying notes to condensed consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Revenues:
Service revenues	$230,786	$189,704	$446,626	$375,685
Equipment revenues	37,068	37,125	87,916	79,514

Total revenues	267,854	226,829	534,542	455,199

Operating expenses:
Cost of service (exclusive of items shown separately below)	(60,255)	(49,608)	(115,459)	(99,805)
Cost of equipment	(52,081)	(42,799)	(110,967)	(91,977)
Selling and marketing	(35,942)	(24,810)	(65,044)	(47,805)
General and administrative	(46,576)	(42,423)	(96,158)	(78,458)
Depreciation and amortization	(53,337)	(47,281)	(107,373)	(95,385)
Impairment of indefinite-lived intangible assets	(3,211)	(11,354)	(3,211)	(11,354)

Total operating expenses	(251,402)	(218,275)	(498,212)	(424,784)

Operating income	16,452	8,554	36,330	30,415
Minority interest in loss of consolidated subsidiary	(134)	—	(209)	—
Interest income	5,533	1,176	9,727	3,079
Interest expense	(8,423)	(7,566)	(15,854)	(16,689)
Other income (expense), net	(5,918)	(39)	(5,383)	(1,325)

Income before income taxes	7,510	2,125	24,611	15,480
Income taxes	—	(1,022)	—	(6,861)

Income before cumulative effect of change in accounting principle	7,510	1,103	24,611	8,619
Cumulative effect of change in accounting principle	—	—	623	—

Net income	$7,510	$1,103	$25,234	$8,619

Basic net income per share:
Income before cumulative effect of change in accounting principle	$0.12	$0.02	$0.41	$0.14
Cumulative effect of change in accounting principle	—	—	0.01	—

Basic net income per share	$0.12	$0.02	$0.42	$0.14

Diluted net income per share:
Income before cumulative effect of change in accounting principle	$0.12	$0.02	$0.40	$0.14
Cumulative effect of change in accounting principle	—	—	0.01	—

Diluted net income per share	$0.12	$0.02	$0.41	$0.14

Shares used in per share calculations:
Basic	60,282	60,030	60,282	60,015

Diluted	61,757	60,242	61,651	60,234

See accompanying notes to condensed consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,
	2006	2005

Operating activities:
Net cash provided by operating activities	$101,781	$108,536

Investing activities:
Purchases of property and equipment	(187,004)	(45,498)
Change in prepayments for purchases of property and equipment	5,683	—
Purchases of and deposits for wireless licenses	(532)	(239,168)
Purchases of investments	(88,535)	(103,057)
Sales and maturities of investments	123,657	142,296
Restricted cash, cash equivalents and short-term investments, net	(101)	326

Net cash used in investing activities	(146,832)	(245,101)

Financing activities:
Proceeds from long-term debt	900,000	500,000
Repayment of long-term debt	(594,444)	(415,229)
Minority interest	2,222	—
Proceeds from issuance of common stock	725	—
Payment of debt issuance costs	(3,268)	(6,951)
Payment of fees related to forward equity sale	(219)	—

Net cash provided by financing activities	305,016	77,820

Net increase (decrease) in cash and cash equivalents	259,965	(58,745)
Cash and cash equivalents at beginning of period	293,073	141,141

Cash and cash equivalents at end of period	$553,038	$82,396

Supplementary disclosure of cash flow information:
Cash paid for interest	$23,641	$35,072
Cash paid for income taxes	$218	$228

See accompanying notes to condensed consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.	The Company and Nature of Business

Leap Wireless International, Inc. (“Leap”), a Delaware corporation, together with its wholly owned subsidiaries, is a wireless communications carrier that offers digital wireless service in the United States of America under the “Cricket®” and “Jumptm Mobile” brands. Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends, if any, from its operating subsidiaries. Cricket and Jump Mobile services are offered by Leap’s wholly owned subsidiary, Cricket Communications, Inc. (“Cricket”). Leap, Cricket and their subsidiaries are collectively referred to herein as “the Company.” Cricket and Jump Mobile services are also offered in certain markets by Alaska Native Broadband 1 License, LLC (“ANB 1 License”), a joint venture in which Cricket indirectly owns a 75% non-controlling interest, through a 75% non-controlling interest in Alaska Native Broadband 1, LLC (“ANB 1”). The Company consolidates its 75% non-controlling interest in ANB 1 (see Note 2). In July 2006, Cricket acquired a 72% non-controlling interest in LCW Wireless, LLC (“LCW Wireless”) and LCW Wireless also began offering Cricket and Jump Mobile services in certain markets (see Note 7).

The Company operates in a single operating segment as a wireless communications carrier that offers digital wireless service in the United States of America. As of and for the six months ended June 30, 2006, all of the Company’s revenues and long-lived assets related to operations in the United States.

Note 2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared by the Company without audit, in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes required by accounting principles generally accepted in the United States of America for a complete set of financial statements. These condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. In the opinion of management, the unaudited financial information for the interim periods presented reflects all adjustments necessary for a fair statement of the results for the periods presented, with such adjustments consisting only of normal recurring adjustments. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.

The condensed consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of ANB 1 and its wholly owned subsidiary ANB 1 License. The Company consolidates its interest in ANB 1 in accordance with Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46-R, “Consolidation of Variable Interest Entities,” because ANB 1 is a variable interest entity and the Company will absorb a majority of ANB 1’s expected losses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenues and Cost of Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. Amounts received in advance for wireless services from customers who pay in advance of their billing cycle are initially recorded as deferred revenues and are recognized as service revenues as services are rendered. Service revenues for customers who pay in arrears are recognized only after the service has been rendered and payment has been received. This is because the Company does not require any of its customers to sign fixed-term service commitments or submit to a credit check, and therefore some of its customers may be more likely to terminate service for inability to pay than the customers of other wireless providers. The Company also charges customers for service plan changes, activation fees and other service fees. Revenues from service plan change fees are deferred and recorded to revenue over the estimated customer relationship period, and other service fees are recognized when received. Activation fees for new

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

customers who purchase handsets from the Company are allocated to the separate units of accounting of the multiple element arrangement (including service and equipment) on a relative fair value basis. Because the fair values of the Company’s handsets are higher than the total consideration received for the handsets and activation fees combined, the Company allocates the activation fees entirely to equipment revenues and recognizes the activation fees when received. Activation fees included in equipment revenues during the three months ended June 30, 2006 and 2005 totaled $1.5 million and $4.3 million, respectively. Activation fees included in equipment revenues during the six months ended June 30, 2006 and 2005 totaled $7.7 million and $8.9 million, respectively. Starting in May 2006, all new and reactivating customers pay for their service in advance, and the Company no longer charges activation fees to new customers who purchase handsets from the Company. Direct costs associated with customer activations are expensed as incurred.

Equipment revenues arise from the sale of handsets and accessories, and activation fees as described above. Revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. Sales of handsets to third-party dealers and distributors are recognized as equipment revenues when service is activated by customers, as the Company does not yet have sufficient relevant historical experience to establish reliable estimates of returns by such dealers and distributors. Handsets sold by third-party dealers and distributors are recorded as inventory until they are sold to and activated by customers. Once the Company believes it has sufficient relevant historical experience for which to establish reliable estimates of returns, it will begin to recognize equipment revenues upon sale to third-party dealers and distributors.

Sales incentives offered without charge to customers and volume-based incentives paid to the Company’s third-party dealers and distributors are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage. Customer returns of handsets and accessories have historically been insignificant.

Costs and Expenses

The Company’s costs and expenses include:

Cost of Service. The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to the Company’s customers; charges from other communications companies for their transport and termination of calls originated by the Company’s customers and destined for customers of other networks; and expenses for the rent of towers, network facilities, engineering operations, field technicians and related utility and maintenance charges, and salary and overhead charges associated with these functions.

Cost of Equipment. Cost of equipment primarily includes the cost of handsets and accessories purchased from third-party vendors and resold to the Company’s customers in connection with its services, as well as lower-of-cost-or-market write-downs associated with excess and damaged handsets and accessories.

Selling and Marketing. Selling and marketing expenses primarily include advertising, promotional and public relations costs associated with acquiring new customers, store operating costs such as retail associates’ salaries and rent, and overhead charges associated with selling and marketing functions.

General and Administrative. General and administrative expenses primarily include call center and other customer care program costs and salary and overhead costs associated with the Company’s customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

Property and Equipment

Property and equipment are initially recorded at cost. Additions and improvements are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service.

The following table summarizes the depreciable lives for property and equipment (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

The Company’s network construction expenditures are recorded as construction-in-progress until the network or assets are placed in service, at which time the assets are transferred to the appropriate property or equipment category. As a component of construction-in-progress, the Company capitalizes interest and salaries and related costs of engineering and technical operations employees, to the extent time and expense are contributed to the construction effort, during the construction period. Interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period. During the three and six months ended June 30, 2006, the Company capitalized $4.5 million and $8.9 million, respectively, of interest to property and equipment. During the three months ended June 30, 2005, no interest was capitalized. During the six months ended June 30, 2005, the Company capitalized $0.8 million of interest to property and equipment. Starting on January 1, 2006, site rental costs incurred during the construction period are recognized as rental expense in accordance with FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” Prior to fiscal 2006, such rental costs were capitalized as construction-in-progress.

Property and equipment to be disposed of by sale is not depreciated and is carried at the lower of carrying value or fair value less costs to sell. At June 30, 2006 and December 31, 2005, property and equipment with a net book value of $5.4 million was classified in assets held for sale.

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Wireless Licenses

Wireless licenses are initially recorded at cost and are not amortized. Wireless licenses are considered to be indefinite-lived intangible assets because the Company expects to continue to provide wireless service using the relevant licenses for the foreseeable future and the wireless licenses may be renewed every ten years for a nominal

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

fee. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. At June 30, 2006 and December 31, 2005, wireless licenses with a carrying value of $31.7 million and $8.2 million, respectively, were classified in assets held for sale.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks, which are being amortized on a straight-line basis over their estimated useful lives of four and fourteen years, respectively. At June 30, 2006 and December 31, 2005, intangible assets with a net book value of $1.5 million were classified in assets held for sale.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The Company’s wireless licenses in its operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that these wireless licenses as a group represent the highest and best use of the assets and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. An impairment loss is recognized when the fair value of the asset is less than its carrying value, and would be measured as the amount by which the asset’s carrying value exceeds its fair value. Any required impairment loss would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. The Company conducts its annual tests for impairment during the third quarter of each year. Estimates of the fair value of the Company’s wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions.

During the three and six months ended June 30, 2006, the Company recorded impairment charges of $3.2 million to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values (see Note 7). During the three and six months ended June 30, 2005, the Company recorded impairment charges of $11.4 million to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values.

Basic and Diluted Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share reflect the potential dilutive effect of additional common shares that are issuable upon exercise of outstanding stock options, restricted stock awards and warrants calculated using the treasury stock method.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

A reconciliation of weighted-average shares outstanding used in calculating basic and diluted net income per share is as follows (unaudited) (in thousands):

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2006	2005	2006	2005

Weighted-average shares outstanding — basic net income per share	60,282	60,030	60,282	60,015
Effect of dilutive securities:
Non-qualified stock options	176	—	96	—
Restricted stock awards	926	1	913	—
Warrants	373	211	360	219

Adjusted weighted-average shares outstanding — diluted net income per share	61,757	60,242	61,651	60,234

The number of shares not included in the computation of diluted net income per share because their effect would have been anti-dilutive totaled 1.0 million and 1.1 million for the three and six months ended June 30, 2006, respectively, and 0.9 million and 0.8 million for the three and six months ended June 30, 2005, respectively.

Comprehensive Income

Comprehensive income consists of the following (unaudited) (in thousands):

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2006	2005	2006	2005

Net income	$7,510	$1,103	$25,234	$8,619
Other comprehensive income:
Net unrealized holding gains (losses) on investments, net of tax	(25)	8	(42)	(38)
Unrealized gains (losses) on interest rate swaps, net of tax	1,119	(794)	3,268	(794)

Comprehensive income	$8,604	$317	$28,460	$7,787

Components of accumulated other comprehensive income consist of the following (in thousands):

	June 30,	December 31,
	2006	2005
	(Unaudited)

Net unrealized holding losses on investments, net of tax	$(50)	$(8)
Unrealized gains on interest rate swaps, net of tax	5,414	2,146

Accumulated other comprehensive income	$5,364	$2,138

Share-Based Payments

The Company accounts for share-based awards exchanged for employee services in accordance with Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment.” Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. The Company adopted

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

SFAS 123R, as required, on January 1, 2006. Prior to fiscal 2006, the Company recognized compensation expense for employee share-based awards based on their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and provided the required pro forma disclosures of FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.”

The Company adopted SFAS 123R using a modified prospective approach. Under the modified prospective approach, prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated in prior periods.

The Company has granted nonqualified stock options, restricted stock awards and deferred stock units under its 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (the “2004 Plan”). Most of the Company’s stock options and restricted stock awards include both a service condition and a performance condition that relates only to vesting. The stock options and restricted stock awards generally vest in full three or five years from the grant date with no interim time-based vesting. In addition, the stock options and restricted stock awards generally provide for the possibility of annual accelerated performance-based vesting of a portion of the awards if the Company achieves specified performance conditions. Certain stock options and restricted stock awards include only a service condition, and vest over periods up to approximately three years from the grant date. All share-based awards provide for accelerated vesting if there is a change in control (as defined in the 2004 Plan). Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the awards.

During the quarter ended March 31, 2006, the Board of Directors approved the modification of the performance conditions related to fiscal 2006 for all outstanding share-based awards with such performance conditions to take into account changes in business conditions that were not considered when the performance conditions were originally established, including the planned build out of new markets. The performance conditions were originally established and subsequently modified such that they are neither probable nor improbable of achievement. As a result, the modifications of the performance conditions did not result in changes in the expected lives of the awards and, therefore, did not result in changes in the fair value of the awards. The original compensation cost related to the modified awards continues to be recognized over the requisite service period.

Share-Based Compensation Information under SFAS 123R

Under SFAS 123R, the fair value of the Company’s restricted stock awards is based on the grant-date fair market value of the common stock. This was the basis for the intrinsic value method used to measure compensation expense for the restricted stock awards prior to fiscal 2006. All restricted stock awards were granted with an exercise price of $0.0001 per share. The weighted-average grant-date fair value of the restricted common stock was $45.46 and $43.25 per share, respectively, during the three and six months ended June 30, 2006.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options under SFAS 123R. This valuation model was previously used for the Company’s pro forma disclosures under SFAS 123. All stock options were granted with an exercise price equal to the fair market value of the common stock on the date of grant. The weighted-average grant-date fair value of employee stock options granted during the three and six

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

months ended June 30, 2006 was $24.77 and $22.99 per share, respectively, which was estimated using the following weighted-average assumptions:

	Three Months	Six Months
	Ended	Ended
	June 30, 2006	June 30, 2006

Expected volatility	47%	48%
Expected term (in years)	6.5	6.5
Risk-free interest rate	5.02%	4.74%
Expected dividend yield	—	—

The determination of the fair value of stock options using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. The methods used to determine these variables are generally similar to the methods used prior to fiscal 2006 for purposes of the Company’s pro forma information under SFAS 123. The volatility assumption is based on a combination of the historical volatility of the Company’s common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with the Company’s historical volatility because of the lack of sufficient relevant history for the Company’s common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates on the grant date appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by the Company.

As share-based compensation expense under SFAS 123R is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were accounted for as they occurred in the Company’s pro forma disclosures under SFAS 123. The Company recorded a gain of $0.6 million as a cumulative effect of change in accounting principle related to the change in accounting for forfeitures under SFAS 123R.

Total share-based compensation expense related to all of the Company’s share-based awards for the three and six months ended June 30, 2006 was allocated as follows (unaudited) (in thousands, except per share data):

	Three Months	Six Months
	Ended	Ended
	June 30, 2006	June 30, 2006

Cost of service	$261	$519
Selling and marketing expenses	473	800
General and administrative expenses	3,954	8,095

Share-based compensation expense before tax	4,688	9,414
Related income tax benefit	—	—

Share-based compensation expense, net of tax	$4,688	$9,414

Net share-based compensation expense per share:
Basic	$0.08	$0.16

Diluted	$0.08	$0.15

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

Prior to fiscal 2006, the restricted stock awards were granted with an exercise price of $0.0001 per share, and therefore, the Company recognized compensation expense associated with the restricted stock awards based on their intrinsic value. No compensation expense was recorded for stock options prior to adopting SFAS No. 123R, because the Company established the exercise price of the stock options based on the fair market value of the underlying stock at the date of grant. During the second quarter of 2005, the Company also granted deferred stock units to certain employees of the Company. The deferred stock units were granted with an exercise price of $0.0001 per share and were immediately vested upon grant. The total intrinsic value of the deferred stock units of $6.9 million was recorded as share-based compensation expense during the three and six months ended June 30, 2005. The Company recorded $7.1 million of share-based compensation expense for the three and six months ended June 30, 2005 resulting from the grant of restricted common stock and deferred stock units.

Total share-based compensation expense for the three and six months ended June 30, 2005 was allocated as follows (unaudited) (in thousands):

Three and
Six Months
Ended
June 30, 2005

Cost of service	$797
Selling and marketing expenses	693
General and administrative expenses	5,639

Share-based compensation expense	$7,129

Pro Forma Information under SFAS 123 for Periods Prior to Fiscal 2006

The pro forma effects on net income and earnings per share of recognizing share-based compensation expense under the fair value method required by SFAS 123 was as follows (unaudited) (in thousands, except per share data):

	Three Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2005

As reported net income	$1,103	$8,619
Add back share-based compensation expense included in net income	7,129	7,129
Less pro forma compensation expense, net of tax	(8,514)	(10,040)

Pro forma net income (loss)	$(282)	$5,708

Basic net income (loss) per share:
As reported	$0.02	$0.14

Pro forma	$0.00	$0.10

Diluted net income (loss) per share:
As reported	$0.02	$0.14

Pro forma	$0.00	$0.09

For purposes of pro forma disclosures under SFAS 123, the estimated fair value of the stock options was amortized on a straight-line basis over the maximum vesting period of the awards.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

The weighted-average fair value per share on the grant date for stock options granted during the three and six months ended June 30, 2005 was $20.04 and $19.25, respectively, which was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Three Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2005

Expected volatility	87%	87%
Expected term (in years)	5.8	5.5
Risk-free interest rate	3.65%	3.54%
Expected dividend yield	—	—

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of the Interpretation on its financial statements.

Note 3.	Supplementary Balance Sheet Information (in thousands):

	June 30,	December 31,
	2006	2005
	(Unaudited)

Property and equipment, net:
Network equipment	$819,045	$654,993
Computer equipment and other	55,825	38,778
Construction-in-progress	199,170	134,929

	1,074,040	828,700
Accumulated depreciation	(293,188)	(206,754)

	$780,852	$621,946

Accounts payable and accrued liabilities:
Trade accounts payable	$146,501	$117,140
Accrued payroll and related benefits	17,939	13,185
Other accrued liabilities	45,834	37,445

	$210,274	$167,770

Other current liabilities:
Accrued property taxes	$7,871	$6,536
Sales, telecommunications and other tax liabilities	12,437	15,745
Deferred revenues	27,210	21,391
Other	5,489	5,955

	$53,007	$49,627

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

Note 4.	Long-Term Debt

Long-term debt as of June 30, 2006 consisted of an amended and restated senior secured credit agreement (the “Credit Agreement”), which included a fully drawn $900 million term loan and an undrawn $200 million revolving credit facility available until June 2011. Under the Credit Agreement, the term loan bears interest at the London Interbank Offered Rate (LIBOR) plus 2.75 percent, with interest periods of one, two, three or six months, or bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Outstanding borrowings under the term loan must be repaid in 24 quarterly payments of $2.25 million each, commencing September 30, 2006, followed by four quarterly payments of $211.5 million each, commencing September 30, 2012.

The maturity date for outstanding borrowings under the revolving credit facility is June 16, 2011. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under the Credit Agreement. The commitment fee on the revolving credit facility is payable quarterly at a rate of between 0.25 and 0.50 percent per annum, depending on the Company’s consolidated senior secured leverage ratio. Borrowings under the revolving credit facility would currently accrue interest at LIBOR plus 2.75 percent or the bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on the Company’s consolidated senior secured leverage ratio.

The facilities under the Credit Agreement are guaranteed by Leap and all of its direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and the Company’s joint venture entities) and are secured by substantially all of the present and future personal property and owned real property of Leap, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, the Company is subject to certain limitations, including limitations on its ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; and pay dividends and make certain other restricted payments. In addition, the Company will be required to pay down the facilities under certain circumstances if it issues debt, sells assets or property, receives certain extraordinary receipts or generates excess cash flow (as defined in the Credit Agreement). The Company is also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge ratio. In addition to investments in joint ventures relating to the Federal Communications Commission’s upcoming Auction #66, the Credit Agreement allows the Company to invest up to $325 million in ANB 1 and ANB 1 License, up to $85 million in LCW Wireless, and up to $150 million plus an amount equal to an available cash flow basket in other joint ventures, and allows the Company to provide limited guarantees for the benefit of ANB 1 License, LCW Wireless and other joint ventures.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a director of Leap) participated in the syndication of the Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with their participation.

At June 30, 2006, the effective interest rate on the term loan was 7.3%, including the effect of interest rate swaps, and the outstanding indebtedness was $900 million. The terms of the Credit Agreement require the Company to enter into interest rate hedging agreements in an amount equal to at least 50% of its outstanding indebtedness by December 31, 2006. In April 2005, the Company entered into interest rate swap agreements with respect to $250 million of its debt. These swap agreements effectively fix the interest rate on $250 million of the outstanding indebtedness at 6.7% through June 2007. In July 2005, the Company entered into another interest rate swap agreement with respect to a further $105 million of its outstanding indebtedness. This swap agreement effectively fixes the interest rate on $105 million of the outstanding indebtedness at 6.8% through June 2009. The fair value of the swap agreements at June 30, 2006 and June 30, 2005 was $6.8 million and $1.3 million, respectively, and was recorded in other assets in the consolidated balance sheet.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

Long-term debt at December 31, 2005 consisted of a senior secured credit agreement which included term loans with an aggregate outstanding balance of $594.4 million and an undrawn $110 million revolving credit facility. A portion of the proceeds from the new term loan under the Credit Agreement was used to repay these existing term loans in June 2006. Upon repayment of the existing term loans and execution of the new revolving credit facility, the Company wrote off unamortized deferred debt issuance costs related to the existing credit agreement of $5.6 million to other expense in the condensed consolidated statements of operations for the three and six months ended June 30, 2006.

Note 5.	Income Taxes

The provision for income taxes during interim quarterly reporting periods is based on the Company’s estimate of the annual effective tax rate for the full fiscal year. The Company determines the annual effective tax rate based upon its estimated “ordinary” income (loss), which is its annual income (loss) from continuing operations before tax, excluding unusual or infrequently occurring items. Significant management judgment is required in projecting the Company’s annual income and determining its annual effective tax rate. The Company provides for income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss and capital loss carryforwards.

The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent that the Company believes it is more likely than not that its deferred tax assets will not be recovered, it must establish a valuation allowance. The Company considers all available evidence, both positive and negative, to determine the need for a valuation allowance, including the Company’s historical operating losses. The Company has recorded a full valuation allowance on its net deferred tax asset balances for all periods presented because of uncertainties related to utilization of the deferred tax assets. Deferred tax liabilities associated with wireless licenses and tax goodwill cannot be considered a source of taxable income to support the realization of deferred tax assets, because these deferred tax liabilities will not reverse until some indefinite future period.

At such time as the Company determines that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” future decreases in the valuation allowance established in fresh-start accounting will be accounted for as a reduction in goodwill rather than as a reduction of tax expense.

The Company’s projected deferred tax expense for the full year 2006 consists of the deferred tax effect of the amortization of wireless licenses and tax goodwill for income tax purposes. Since the Company projects an ordinary loss for income tax accounting purposes and income tax expense for the full year, the estimated annual effective tax rate is negative. No income tax expense has been recorded in the first and second quarters of 2006, since the application of the negative annual tax rate to year-to-date pre-tax income would result in a tax benefit for these periods that would be reversed in subsequent quarters.

Note 6.	Employee Stock Benefit Plans

Stock Option Plan

The Company’s 2004 Plan allows for the grant of stock options, restricted common stock and deferred stock units to employees, independent directors and consultants. A total of 4,800,000 shares of common stock were initially reserved for issuance under the 2004 Plan. A total of 1,334,361 shares of common stock were available for

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

issuance under the 2004 Plan as of June 30, 2006. The stock options are exercisable for up to 10 years from the grant date.

A summary of stock option transactions follows:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining	Aggregate
	Number of	Price	Contractual	Intrinsic
	Shares	Per Share	Term	Value
	(In thousands)		(Years)	(In thousands)

Outstanding at December 31, 2005	1,892	$28.94
Options granted	408	42.78
Options forfeited	(70)	30.23
Options exercised	—	—

Outstanding at June 30, 2006	2,230	$31.44	9.02	$33,811

Exercisable at June 30, 2006	76	$26.50	8.70	$1,535

A summary of nonvested restricted common stock follows:

		Weighted
		Average
		Grant Date
	Number of	Fair Value
	Shares	Per Share
	(In thousands)

Nonvested at December 31, 2005	895	$28.56
Shares granted	79	43.25
Shares forfeited	(31)	28.41
Shares vested	—	—

Nonvested at June 30, 2006	943	$29.80

No stock options or restricted common stock vested during the three and six months ended June 30, 2006. At June 30, 2006, total unrecognized compensation cost related to nonvested stock options and restricted stock awards granted prior to that date was $25.9 million and $15.6 million, respectively, which is expected to be recognized over weighted-average periods of 3.0 and 2.2 years, respectively. No share-based compensation cost was capitalized as part of inventory and fixed assets prior to fiscal 2006 or during the three and six months ended June 30, 2006. No stock options were exercised during the three and six months ended June 30, 2006.

Upon option exercise, the Company issues new shares of stock. The terms of the restricted stock grant agreements allow the Company to repurchase unvested shares at the option, but not the obligation, of the Company for a period of sixty days, commencing ninety days after the employee has a termination event. If the Company elects to repurchase all or any portion of the unvested shares, it may do so at the original purchase price per share.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

Additional information about stock options outstanding at June 30, 2006 follows:

	Exercisable		Total
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
Exercise Prices	Shares	Per Share	Shares	Per Share
	(In thousands)		(In thousands)

Less than $35.00	76	$26.50	1,804	$28.81
Above $35.00	—	—	426	42.58

Total outstanding	76	$26.50	2,230	$31.44

Employee Stock Purchase Plan

The Company’s Employee Stock Purchase Plan (the “ESP Plan”) allows eligible employees to purchase shares of common stock during a specified offering period. The purchase price is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period for the purchase of shares of common stock under the ESP Plan, subject to certain limitations. A total of 800,000 shares of common stock were initially reserved for issuance under the ESP Plan. At June 30, 2006, 12,981 shares of common stock were issued under the ESP Plan at an average price of $32.20 per share related to the offering period ended June 30, 2006. A total of 778,989 shares of common stock remain available for issuance under the ESP Plan as of June 30, 2006. Compensation expense related to the ESP Plan has been insignificant.

Note 7.	Significant Acquisitions and Dispositions

In March 2006, the Company entered into an agreement with a debtor-in-possession for the purchase of 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million. Completion of this transaction is subject to customary closing conditions, including FCC approval and the receipt of an FCC order agreeing to extend certain build-out requirements with respect to certain of the licenses.

In June 2006, the Company entered into three agreements to sell six wireless licenses covering areas in which the Company was not offering commercial service for an aggregate sales price of $12.9 million. Completion of these transactions is subject to customary closing conditions, including FCC approval. During the second quarter of 2006, the Company recorded impairment charges of $3.2 million to adjust the carrying values of four of the licenses to their estimated fair values, which were based on the agreed upon purchase prices. The aggregate carrying value of the six licenses of $12.3 million has been classified in assets held for sale in the condensed consolidated balance sheet as of June 30, 2006.

In July 2006, the Company completed the sale of its wireless licenses and operating assets in its Toledo and Sandusky, Ohio markets for approximately $28 million in cash and an equity interest in LCW Wireless, a joint venture which owns a wireless license in the Portland, Oregon market. The Company also contributed to LCW Wireless approximately $21 million in cash and two wireless licenses in Eugene and Salem, Oregon and related operating assets, resulting in Cricket owning a 72% non-controlling equity interest in LCW Wireless. The Company estimates that it will recognize a gain in the third quarter ending September 30, 2006 associated with the sale of the Toledo and Sandusky wireless licenses and operating assets. In addition, the Company expects to consolidate its equity interest in LCW Wireless, in accordance with FIN 46-R, because LCW Wireless is a variable interest entity and the Company will absorb a majority of LCW Wireless’s expected losses. The aggregate carrying value of the Toledo and Sandusky licenses of $8.2 million, property and equipment with a net book value of $5.4 million and intangible assets with a net book value of $1.5 million have been classified in assets held for sale in the consolidated balance sheets as of June 30, 2006 and December 31, 2005.

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

In May 2006, Cricket and Denali Spectrum Manager, LLC (“DSM”) formed Denali Spectrum, LLC (“Denali”) as a joint venture to participate (through its wholly owned subsidiary Denali Spectrum License, LLC (“Denali License”)) in Auction #66 as a “very small business” designated entity under FCC regulations. In July 2006, Cricket and DSM entered into an amended and restated limited liability company agreement (the “Denali LLC Agreement”), under which Cricket and DSM made equity investments of approximately $7.6 million and $1.6 million, respectively, in Denali. Cricket owns an 82.5% non-controlling membership interest in Denali, and DSM owns a 17.5% controlling membership interest in Denali. DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket. The parties have agreed to make equity investments at the conclusion of the auction such that Cricket’s and Denali’s total equity investments will be equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of the wireless licenses, if any, that Denali License acquires in Auction #66. In addition, Cricket and Denali have agreed to make further equity investments on the first anniversary of the conclusion of the auction in an amount equal to approximately 15.3% and 3.2%, respectively, of the aggregate net purchase price of such wireless licenses, up to a specified maximum amount.

In August 2006, the Company completed the exchange of its wireless license in Grand Rapids, Michigan for a wireless license in Rochester, New York. The carrying value of the Grand Rapids license of $11.2 million has been classified in assets held for sale in the condensed consolidated balance sheet as of June 30, 2006.

Note 8.	Commitments and Contingencies

Although the Company’s plan of reorganization became effective and the Company emerged from bankruptcy in August 2004, a tax claim of approximately $4.9 million Australian dollars (approximately $3.7 million U.S. dollars as of July 31, 2006) asserted by the Australian government against Leap in the U.S. Bankruptcy Court for the Southern District of California in Case Nos. 03-03470-All to 03-035335-All (jointly administered) has not yet been resolved. The Bankruptcy Court sustained the Company’s objection to the claim and dismissed the claim in June 2006. However, the Australian government has appealed the Bankruptcy Court order to the United States District Court for the Southern District of California in Case No. 06-CCV-1282. The Company does not believe that the resolution of this claim will have a material adverse effect on its consolidated financial statements.

On June 14, 2006, the Company sued MetroPCS Communications, Inc., or MetroPCS, in the United States District Court for the Eastern District of Texas, Marshall Division, Case No. 2:06-cv-0024-TJW, for infringement of U.S. Patent No. 6,813,497, “Improved Method for Providing Wireless Communication Services and Network and System for Delivering of Same System and Method for Providing Wireless Communication Services,” issued to the Company. The Company’s complaint seeks damages and an injunction against continued infringement. On August 3, 2006, MetroPCS (i) answered the complaint, (ii) raised a number of affirmative defenses, and (iii) together with two related entities (collectively with MetroPCS, the “MetroPCS entities”), counterclaimed against Leap, Cricket, numerous Cricket subsidiaries, ANB 1 License, Denali License, and current and former employees of Leap and Cricket, including Leap CEO Doug Hutcheson. The countersuit alleges claims for breach of contract, misappropriation, conversion and disclosure of trade secrets, misappropriation of confidential information and breach of confidential relationship, relating to information provided by MetroPCS to such employees, including prior to their employment by Leap, and asks the court to award damages, including punitive damages, impose an injunction enjoining the Company from participating in Auction #66, impose a constructive trust on the Company’s business and assets for the benefit of MetroPCS, and declare that the MetroPCS entities have not infringed U.S. Patent No. 6,813,497 and that such patent is invalid. MetroPCS’s claims allege that the Company and the other counterclaim defendants improperly obtained, used and disclosed trade secrets and confidential information of the MetroPCS entities and breached confidentiality agreements with the MetroPCS entities. Based upon the Company’s preliminary review of the counterclaims, the Company believes that it has meritorious defenses and intends to

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

vigorously defend against the counterclaims. If the MetroPCS entities were to prevail in their counterclaims, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

On August 3, 2006, MetroPCS filed a separate action in the United States District Court for the Northern District of Texas, Dallas Division, Case No. 3-06CV1399-D, seeking a declaratory judgment that the Company’s U.S. Patent No. 6,959,183 “Improved Operations Method for Providing Wireless Communication Services and Network and System for Delivering Same” (a different patent from the one that is the subject of the Company’s infringement action against MetroPCS) is invalid and is not being infringed by MetroPCS and its affiliates.

On December 31, 2002, several members of American Wireless Group, LLC, referred to in these financial statements as AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration or, in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants have appealed the denial of the motion to the state supreme court.

In a related action to the action described above, on June 6, 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. The motion was denied and the defendants have appealed the ruling to the state supreme court.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with the Company. Leap’s D&O insurers have not filed a reservation of rights letter and have been paying defense costs. Management believes that the liability, if any, from the AWG and Whittington Lawsuits and the related indemnity claims of the defendants against Leap is not probable and estimable; therefore, no accrual has been made in Leap’s consolidated financial statements as of June 30, 2006 and December 31, 2005 related to these contingencies.

The Company is involved in certain other claims arising in the course of business, seeking monetary damages and other relief. The amount of the liability, if any, from such claims cannot currently be reasonably estimated; therefore, no accruals have been made in the Company’s consolidated financial statements as of June 30, 2006 and

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

December 31, 2005 for such claims. In the opinion of the Company’s management, the ultimate liability for such claims will not have a material adverse effect on the Company’s consolidated financial statements.

In October 2005, the Company agreed to purchase a minimum of $209.5 million of products and services from two network equipment vendors from October 2005 through October 2008. Separately, ANB 1 License is obligated to purchase a minimum of $45.5 million of products and services from the same vendors over the same three year terms as those for the Company.

The Company has entered into non-cancelable operating lease agreements to lease its administrative and retail facilities, certain equipment, and sites for towers, equipment and antennas required for the operation of its wireless networks. These leases typically include renewal options and escalation clauses. In general, site leases have five year initial terms with four five year renewal options. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases, including renewals that are reasonably assured, in effect at June 30, 2006 (unaudited) (in thousands):

Year Ended December 31:
Remainder of 2006	$33,922
2007	61,517
2008	59,764
2009	58,357
2010	57,799
Thereafter	291,460

Total	$562,819

Note 9.	Subsequent Events

In August 2006, Leap and Cricket entered into a bridge credit agreement (the “Bridge Agreement”) consisting of an unsecured $850 million bridge loan facility, available until the earlier of March 31, 2007 and 15 days after the date payment is required in full to the FCC for wireless licenses acquired in Auction #66. The commitments under the bridge loan facility may be increased by up to $100 million prior to the first borrowing. Cricket is permitted to make up to three borrowings under the bridge loan facility, subject to meeting specified conditions to funding (including conditions regarding the absence of certain material adverse changes). The primary use of proceeds of the bridge loan facility is to fund payments to the FCC for any wireless licenses that a wholly owned subsidiary of Cricket or Denali License may acquire in Auction #66. A portion of the proceeds may also be used to fund costs and expenses incurred in connection with the build-out of such wireless licenses, if any, finance transaction fees and expenses, and, subject to lender approval, general corporate purposes.

Under the Bridge Agreement, borrowings bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75% per annum or the bank base rate plus 1.75% per annum, as selected by Cricket, which rate increases by 0.50% per annum every 60 days after the first borrowing until the date which is 180 days after such date, and increases by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). If all borrowings under the bridge loan facility have not been repaid on the first anniversary of the first borrowing, then, unless a bankruptcy or payment default has occurred, the outstanding principal amount of the bridge loans will be automatically converted into extended term loans maturing in December 2013. Lenders may elect to exchange all or a portion of their extended term loans for senior unsecured exchange notes, which will be governed by an exchange indenture. Extended term loans and exchange notes will bear interest at a rate equal to the rate borne by the bridge loans immediately prior to the conversion plus 0.50% per annum, which rate shall increase by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase

LEAP WIRELESS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — Continued

to 10.25% in certain circumstances and excludes default interest). Lenders also have the option to require exchange notes to bear interest at a fixed rate, as set forth in the exchange indenture.

The bridge loan facility is guaranteed by Leap and all of its direct and indirect wholly owned domestic subsidiaries other than Cricket. Under the Bridge Agreement, Leap and its subsidiaries are subject to limitations substantially similar to those under the Credit Agreement. In addition, Leap and its subsidiaries will be required, to the extent permitted under the Credit Agreement, to pay down the facilities under certain circumstances if they issue equity or debt or sell assets, or in the event of a change of control. Leap and its subsidiaries are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio.

On July 10, 2006, the Company sued T-Mobile USA, Inc. (“T-Mobile”) in the District Court of Harris County, Texas, Cause No. 2006-42215, for tortious interference with existing contract, tortious interference with prospective relations, business disparagement, and antitrust violations arising out of anticompetitive activities of T-Mobile in the Houston, Texas marketplace. In response, on August 8, 2006, T-Mobile filed a counterclaim against the Company, alleging tortious interference with T-Mobile’s contracts with employees, ex-employees, authorized dealers and customers and unfair competition, and asking the court to award damages, including punitive damages, in an unspecified amount. The Company intends to vigorously defend against the counterclaim.

On August 15, 2006, the Company entered into forward sale agreements with Goldman Sachs Financial Markets, L.P. and Citibank, N.A. for the sale of 5.6 million shares of Leap common stock in connection with an underwritten public offering, which offering was consummated on August 21, 2006. On August 22, 2006, the underwriters in the offering exercised their option to purchase an additional 840,000 shares of Leap common stock, which resulted in the number of shares covered by the forward sale agreements being increased by a corresponding amount. The initial forward sale price per share of Leap common stock under the forward sale agreements is $40.11 (which amount is equivalent to the public offering price of $42.00 less the underwriting discount).

LEAP WIRELESS INTERNATIONAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee:

SEC registration fee	$55,383
Printing and engraving expenses	6,000	*
Legal fees and expenses	50,000	*
Accounting fees and expenses	75,000	*
Miscellaneous	3,617

Total	$190,000

*	Includes estimated printing and engraving expenses, legal fees and expenses, and accounting fees and expenses for both the original Registration Statement on Form S-1 filed with the SEC on June 30, 2005, filed Post-Effective Amendment No. 1 to Registration Statement on Form S-1, and filed with the SEC on April 14, 2006, and this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on Form S-3.

ITEM 15.	Indemnification of Directors and Executive Officers and Limitation on Liability.

As permitted by Section 102 of the Delaware General Corporation Law, Leap has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of Leap’s directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to Leap or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Leap or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Leap’s amended and restated certificate of incorporation also authorizes Leap to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, Leap’s amended and restated bylaws provide that:

•	Leap may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	Leap may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in Leap’s amended and restated bylaws are not exclusive.

Leap’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

On December 31, 2002, several members of American Wireless Group, LLC, referred to in this Registration Statement as AWG, filed a lawsuit against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the Whittington Lawsuit. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleges that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party’s claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs seek rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Plaintiffs contend that the named defendants are the controlling group that was responsible for Leap’s alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim. The defendants in the Whittington Lawsuit filed a motion to compel arbitration, or in the alternative, to dismiss the Whittington Lawsuit. The motion noted that plaintiffs, as members of AWG, agreed to arbitrate disputes pursuant to the license purchase agreement, that they failed to plead facts that show that they are entitled to relief, that Leap made adequate disclosure of the relevant facts regarding the third party dispute and that any failure to disclose such information did not cause any damage to the plaintiffs. The court denied defendants’ motion and the defendants have appealed the denial of the motion to the state supreme court.

In a related action to the action described above, on June 6, 2003, AWG filed a lawsuit in the Circuit Court of the First Judicial District of Hinds County, Mississippi, referred to herein as the AWG Lawsuit, against the same individual defendants named in the Whittington Lawsuit. The complaint generally sets forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff seeks rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses. Defendants filed a motion to compel arbitration or, in the alternative, to dismiss the AWG Lawsuit, making arguments similar to those made in their motion to dismiss the Whittington Lawsuit. The motion was denied and the defendants’ have appealed the ruling to the state supreme court.

Although Leap is not a defendant in either the Whittington or AWG Lawsuits, several of the defendants have indemnification agreements with Leap. Leap’s D&O insurers have not filed a reservation of rights letter and have been paying defense costs. Management believes that the liability, if any, from the AWG and Whittington Lawsuits and the related indemnity claims of the defendants against Leap is not probable and estimable; therefore, no accrual has been made in Leap’s annual consolidated financial statements as of December 31, 2005 related to these contingencies.

In addition, in response to our patent infringement suit against MetroPCS, on August 3, 2006 MetroPCS and two related entities brought counterclaims against us and, among others, current and former employees of Leap and Cricket, including Leap CEO Mr. Hutcheson, who have indemnification agreements with Leap. See “Business — Legal Proceedings — Patent Litigation.”

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

2	.1(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.

2	.2(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.

2	.3(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.

4	.1(4)	Form of Common Stock Certificate.

4	.2(5)	Registration Rights Agreement dated as of August 16, 2004, by and among Leap Wireless International Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.

4	.2.1**	Amendment No. 1 to Registration Rights Agreement dated as of June 7, 2005 by and among Leap Wireless International, Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.

4	.3.1(6)	Form of Confirmation of Forward Sale Transaction between Leap Wireless International, Inc. and Goldman Sachs Financial Markets, L.P.

4	.3.2(6)	Form of Confirmation of Forward Sale Transaction between Leap Wireless International, Inc. and Citibank, N.A.

5	.1**	Opinion of Latham & Watkins LLP.

21	.1(7)	Subsidiaries of Leap Wireless International, Inc.

23	.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.

*	Filed herewith.

**	Previously filed.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K/A, dated July 30, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Annual Report on Form 10-K, for the year ended 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-134103), as filed with the SEC on August 14, 2006, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-134103), as filed with the SEC on August 8, 2006, and incorporated herein by reference.

ITEM 17.	Undertakings.

We hereby undertake:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by us pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

We hereby undertake that, for purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Leap Wireless International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post Effective Amendment No. 2 to Registration Statement (File No. 333-126246) to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, state of California, on September 5, 2006.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ S. Douglas Hutcheson
S. Douglas Hutcheson
Chief Executive Officer, President
and Director

Pursuant to the requirements of the Securities Act, this Post Effective Amendment No. 2 to Registration Statement (File No. 333-126246) has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ S. Douglas Hutcheson S. Douglas Hutcheson		Chief Executive Officer, President and Director (Principal Executive Officer)	September 5, 2006

/s/ Amin I. Khalifa Amin I. Khalifa		Executive Vice President, Chief Financial Officer (Principal Financial Officer)	September 5, 2006

* Grant Burton		Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	September 5, 2006

* James D. Dondero		Director	September 5, 2006

* John D. Harkey, Jr.		Director	September 5, 2006

* Robert V. LaPenta		Director	September 5, 2006

* Mark H. Rachesky, MD		Non-Executive Chairman of the Board	September 5, 2006

* Michael B. Targoff		Director	September 5, 2006

*By:	/s/ S. Douglas Hutcheson S. Douglas Hutcheson Attorney-in-Fact

INDEX TO EXHIBITS

2	.1(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.

2	.2(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.

2	.3(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.

4	.1(4)	Form of Common Stock Certificate.

4	.2(5)	Registration Rights Agreement dated as of August 16, 2004, by and among Leap Wireless International Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.

4	.2.1**	Amendment No. 1 to Registration Rights Agreement dated as of June 7, 2005 by and among Leap Wireless International, Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.

4	.3.1(6)	Form of Confirmation of Forward Sale Transaction between Leap Wireless International, Inc. and Goldman Sachs Financial Markets, L.P.

4	.3.2(6)	For of Confirmation of Forward Sale Transaction between Leap Wireless International, Inc. and Citibank, N.A.

5	.1**	Opinion of Latham & Watkins LLP.

21	.1(7)	Subsidiaries of Leap Wireless International, Inc.

23	.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.

*	Filed herewith.

**	Previously filed.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K/A, dated July 30, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Annual Report on Form 10-K, for the year ended 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-134103), as filed with the SEC on August 14, 2006, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-134103), as filed with the SEC on August 8, 2006, and incorporated herein by reference.